As filed with the Securities and Exchange Commission on July 30, 1999 Registration No. 333-82167


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                       ____________________
                        Amendment No. 1 to
                             Form S-4
                      REGISTRATION STATEMENT
                              Under
                    THE SECURITIES ACT OF 1933
                       ____________________
                SOUTH ALABAMA BANCORPORATION, INC.
      (Exact name of registrant as specified in its charter)

Alabama                              6712                 63-0909434
(State or other          (Primary Standard Industrial     (I.R.S. Employer
 jurisdiction of         Classification Code Number)       Identification No.)
 incorporation or
 organization)
                       ____________________

                     100 Saint Joseph Street
                          P. O. Box 3067
                      Mobile, Alabama  36652
                          (334) 431-7800
(Address, including zip code, and telephone number of registrant's principal executive office)
                       ____________________

                        F. MICHAEL JOHNSON
              Secretary and Chief Financial Officer
                     100 Saint Joseph Street
                          P. O. Box 3067
                      Mobile, Alabama  36652
                          (334) 431-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)
                       ____________________

                            Copies to:

BROOKS P. MILLING
Hand Arendall, L.L.C.
3000 AmSouth Bank Bldg.
107 Saint Francis Street
Mobile, Alabama 36602
(334) 432-5511

HUGH C. NICKSON
Miller Hamilton Snider & Odom,
L.L.C.
One Commerce Street, Suite 305
Montgomery, Alabama    36104
(334) 834-5550



     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement has become effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]..................

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ].................


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.




                SWEET WATER STATE BANCSHARES, INC.
                         101 Main Street
                 Sweet Water, Alabama  36782-0128


                          August 4, 1999



Dear Shareholder:

     You are cordially invited to attend a special meeting of the shareholders of Sweet Water State Bancshares, Inc., to be held at Sweet Water's principal executive office, 101 Main Street, Sweet Water, Alabama, on Thursday, September 9, 1999, at 10:00 a.m. local time.

     At this important meeting, you will be asked to consider and vote upon the approval of an Agreement and Plan of Merger, dated as of April 5, 1999 (the "Merger Agreement"), which provides for the merger of Sweet Water with
and into South Alabama Bancorporation, Inc. (the "Merger").   If the Merger
takes place, outstanding shares of Sweet Water common stock will be converted into the right to receive 14.17 shares of the common stock, par value $.01, of South Alabama Bancorporation, Inc., subject to adjustment for fluctuations in South Alabama's stock price. The accompanying Prospectus, which also serves as a Proxy Statement, provides a detailed description of the proposed Merger, including the proposed exchange ratio and the conditions to consummation of the Merger.

     The affirmative vote of the holders of at least two-thirds of the shares of Sweet Water's common stock entitled to vote at the special meeting is required for approval of the Merger Agreement. Accordingly, your vote is important, no matter how large or how small your holdings are.

     Enclosed are the Notice of Special Meeting, Prospectus and proxy for the Special Meeting, together with copies of the South Alabama Bancorporation, Inc. 1998 Annual Report to Shareholders and 1999 First Quarter Report on Form 10-Q. Please give this information your careful attention.

     The Board of Directors of Sweet Water has carefully reviewed and considered the terms and conditions of the proposed Merger Agreement and has received an opinion from its financial advisor, Alex Sheshunoff & Co. Investment Banking, that the Merger is fair to the Sweet Water shareholders from a financial point of view. The Board of Directors has unanimously approved the Merger Agreement and unanimously recommends that you vote FOR approval of the Merger Agreement.

     In view of the importance of the action to be taken, we urge you to complete, sign and date the enclosed proxy and to return it promptly in the enclosed envelope, whether or not you plan to attend the Special Meeting. Sending in your proxy now will not interfere with your rights to attend the Special Meeting or to vote your shares personally at the Special Meeting if you wish to do so.

                              Sincerely,

                              /s/Stratton F. Lewis, Jr.

                      SWEET WATER STATE BANCSHARES, INC.
                                101Main Street
                       Sweet Water, Alabama  36782-0128
                                 ____________

                  NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON SEPTEMBER 9, 1999
                              __________________

                                                               August 4, 1999

To the Shareholders of Sweet Water State Bancshares, Inc.

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Special Meeting") of Sweet Water State Bancshares, Inc. ("Sweet Water") will be held at Sweet Water's principal executive office, 101 Main Street, Sweet Water, Alabama, on Thursday, September 9, 1999, at 10:00 a.m. local time, for the following purposes:

     1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of April 5, 1999 (the "Merger Agreement"), by and between Sweet Water and South Alabama Bancorporation, Inc. ("South Alabama"), pursuant to which, among other matters (a) Sweet Water would be merged with and into South Alabama and (b) each share of Sweet Water common stock will be converted into the right to receive 14.17 shares of South Alabama common stock, subject to adjustment for fluctuations in South Alabama's stock price, as more fully described in the accompanying Prospectus (the "Prospectus"), which also serves as a Proxy Statement. A copy of the Merger Agreement is set forth in Appendix A to the Prospectus and is hereby incorporated by reference herein.

     2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

     Only shareholders of record at the close of business on July 27, 1999 are entitled to receive notice of and to vote at the Special Meeting or any adjournments thereof. Approval of the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the shares of Sweet Water Common Stock entitled to vote at the Special Meeting.

     The Board of Directors of Sweet Water Unanimously Recommends That Shareholders Vote For Approval of The Merger Agreement.

     Each shareholder has the right to dissent from the Merger Agreement and demand payment of the fair value of his or her shares if the Merger is consummated. The right of any shareholder to receive such payment is contingent upon strict compliance with requirements of Article 13 of the Alabama Business Corporation Act. The full text of Article 13 is set forth in Appendix D to the Prospectus and is incorporated herein by reference. For a summary of the requirements of Article 13, see "GENERAL INFORMATION Dissenters' Rights" in the Prospectus.

                                        By order of the Board of Directors


                                        /s/Stratton F. Lewis, Jr
                                        Stratton F. Lewis, Jr., Chairman


We urge you to sign and return the enclosed Proxy as promptly as possible whether or not you plan to attend the meeting in person. If you do attend the meeting, you may then withdraw your Proxy if you wish. The Proxy may be revoked at any time prior to its exercise.







[Sweet Water Logo]                           [South Alabama Logo]

Proxy Statement of                           Prospectus of
Sweet Water State Bancshares, Inc.           South Alabama Bancorporation, Inc.

                                   _______________________

     Sweet Water State Bancshares' Board of Directors has unanimously approved a merger transaction in which Sweet Water will merge into South Alabama Bancorporation. In the merger each share of Sweet Water common stock you own will be converted into 14.17 shares of South Alabama common stock, subject to adjustment if the price of South Alabama common stock immediately before the merger is less than $13.00 per share or more than $17.00 per share. This represents a per share value of $191.86 based on the July 27, 1999, market price of South Alabama common stock. South Alabama's stock price fluctuates, and we encourage you to get a current price quote. We expect Sweet Water shareholders to own about 9.9% of South Alabama after the merger. The conversion of your shares of Sweet Water common stock generally will not be taxable.

     In order to complete this merger, Sweet Water needs your approval. This document is being furnished to you as part of the solicitation of proxies by Sweet Water's Board of Directors for its use at a special meeting of shareholders of Sweet Water. This meeting will be held at Sweet Water State Bank, 101 Main Street, Sweet Water, Alabama 36782-0128, at 10:00 a.m. on Thursday, September 9, 1999. At this special meeting you will be asked to consider and vote upon the merger.

     Your Board of Directors believes that the merger is in the best interests of Sweet Water and its shareholders and strongly encourages you to vote "FOR" the merger proposal. Sweet Water's financial advisor, Alex Sheshunoff & Co. Investment Banking, has issued its opinion to the Sweet Water Board of Directors that the amount of South Alabama common stock you will receive in the merger is fair from a financial point of view to the Sweet Water shareholders.

     South Alabama Bancorporation, Inc. common stock is publicly traded on the Nasdaq Stock Market under the symbol SABC.

     You should rely on the information contained in this document or information that we have referred you to. We have not authorized anyone to provide you with information that is different.


     The securities South Alabama is offering through this document (1) are not savings accounts or bank deposits, (2) are not obligations of a bank or saving association, and (3) are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

                    _______________________


     This proxy statement/prospectus and the accompanying form of proxy are dated, and are first being mailed to shareholders on or about, August 4, 1999. The information in this document is true on this date but may change in the future.

                        TABLE OF CONTENTS
                                                             Page


QUESTIONS AND ANSWERS ABOUT THE  MERGER. . . . . . . . . . . . .5

SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . .6
 What You Will Receive in the Merger . . . . . . . . . . . .    6
 Market Prices of South Alabama and Sweet Water Common Stock . .7
 We Expect The Merger to Be Essentially Tax Free . . . . . . . .7
 The Sweet Water Board of Directors Recommends That You Vote For
  The Merger . . . . . . . . . . . . . . . . . . . . . . . . . .7
 The Basis of Our Recommendation . . . . . . . . . . . . . . . .8
 South Alabama Common Stock is Publicly Traded and Most of You
  Will Be Free to Trade it After the Merger Whereas Sweet Water
 Common Stock is Not Publicly Traded                            8
 Your Rights as a Shareholder Will Change. . . . . . . . . . . .8
 You Have Dissenter's Appraisal Rights . . . . . . . . . . . . .8
 Why Your Approval is Requested at the Special Meeting on
  September 9, 1999. . . . . . . . . . . . . . . . . . . . . . .9
 Financial Interests of Officers and Directors in the Merger
  That May Be Different from Yours   . . . . . . . . . . . . . .9
 South Alabama Acquires Sweet Water State Bank in The Merger . .9
 Information About South Alabama and Sweet Water . . . . . . . .10
 We Expect Sweet Water Shareholders to Own 9.9% of South
  Alabama After the Merger . . . . . . . . . . . . . . . . . . .10
 Things That May Prevent the Merger from Happening . . . . . . .10
 Pooling of Interests Accounting Treatment . . . . . . . . . . .11
 Selected Consolidated Financial Data. . . . . . . . . . . . . .11
 Comparative Per Share Data. . . . . . . . . . . . . . . . . . .14
 Summary Capital Ratios. . . . . . . . . . . . . . . . . . . . .15

INFORMATION REQUESTS . . . . . . . . . . . . . . . . . . . . . .17

A WARNING ABOUT FORWARD-LOOKING STATEMENTS . . . . . . . . . . .17

GENERAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . .18
 Special Meeting, Record Date and Vote Required. . . . . . . . .18
 Proxies . . . . . . . . . . . . . . . . . . . . . . . . . . . .18
 Dissenters' Rights. . . . . . . . . . . . . . . . . . . . . . .19
 Recommendation of Sweet Water Board of Directors. . . . . . . .21

THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . .21
 Terms of the Merger; Exchange Ratio . . . . . . . . . . . . . .21
 Waiver and Amendment; Termination . . . . . . . . . . . . . . .22
 Opinion of Sweet Water's Financial Advisor. . . . . . . . . . .22
 Effective Date and Effective Time . . . . . . . . . . . . . . .26
 Background of and Reasons for the Merger. . . . . . . . . . . .26
 Surrender of Certificates . . . . . . . . . . . . . . . . . . .27
 Conditions to Consummation of the Merger. . . . . . . . . . . .28
 Regulatory Approvals. . . . . . . . . . . . . . . . . . . . . .29
 Conduct of Business Pending the Merger. . . . . . . . . . . . .30
 Commitments with Respect to Other Offers. . . . . . . . . . . .30
 Management and Operations After the Merger. . . . . . . . . . .30
 Interests of Certain Persons in the Merger. . . . . . . . . . .30
 Certain Federal Income Tax Consequences . . . . . . . . . . . .31
 Accounting Treatment. . . . . . . . . . . . . . . . . . . . . .32
 Expenses and Fees . . . . . . . . . . . . . . . . . . . . . . .32
 Resales of South Alabama Common Stock . . . . . . . . . . . . .32

PRO FORMA FINANCIAL INFORMATION. . . . . . . . . . . . . . . . .32
 Pro Forma Combined Condensed Consolidated Statement of
 Condition . . . . . . . . . . . . . . . . . . . . . . . . . . .32
 Pro Forma Combined Condensed Consolidated Statements of
 Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .33

COMPARATIVE MARKET PRICES AND DIVIDENDS. . . . . . . . . . . . .34
 Market Prices . . . . . . . . . . . . . . . . . . . . . . . . .34
 Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . .35

DESCRIPTION OF SOUTH ALABAMA CAPITAL STOCK . . . . . . . . . . .35

EFFECT OF MERGER ON RIGHTS OF SHAREHOLDERS . . . . . . . . . . .36
 Required Shareholder Votes  . . . . . . . . . . . . . . . . . .36
 Action by Written Consent . . . . . . . . . . . . . . . . . . .37
 Amendment of Articles of Incorporation. . . . . . . . . . . . .37
 Amendment of Bylaws . . . . . . . . . . . . . . . . . . . . . .37
 Directors . . . . . . . . . . . . . . . . . . . . . . . . . . .37
 Director Liability. . . . . . . . . . . . . . . . . . . . . . .37
 Effect of the Merger on Sweet Water Shareholders. . . . . . . .38

SWEET WATER MANAGEMENT'S DISCUSSION AND ANALYSIS . . . . . . . .38
 FINANCIAL CONDITION . . . . . . . . . . . . . . . . . . . . . .39
 Average Assets and Liabilities. . . . . . . . . . . . . . . . .39
 Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . .40
 Investment Securities . . . . . . . . . . . . . . . . . . . . .41
 Deposits and Short-Term Borrowings. . . . . . . . . . . . . . .42
 Asset/Liability Management. . . . . . . . . . . . . . . . . . .43
 Liquidity . . . . . . . . . . . . . . . . . . . . . . . . . . .43
 Interest Rate Sensitivity . . . . . . . . . . . . . . . . . . .43
 Capital Resources . . . . . . . . . . . . . . . . . . . . . . .44
RESULTS OF OPERATIONS. . . . . . . . . . . . . . . . . . . . . .45
 Net Interest Revenue. . . . . . . . . . . . . . . . . . . . . .45
 Provision for Loan Losses and Allowance for Loan Losses . . . .47
NON-PERFORMING ASSETS. . . . . . . . . . . . . . . . . . . . . .48
 Non-Interest Revenue and Non-Interest Expense . . . . . . . . .49
 Income Taxes and Other Issues . . . . . . . . . . . . . . . . .50
 Year 2000 Compliance  . . . . . . . . . . . . . . . . . . . . .50
FIRST THREE MONTHS OF 1999 . . . . . . . . . . . . . . . . . . .51
 Financial Condition.  . . . . . . . . . . . . . . . . . . . . .51
 Results of Operation  . . . . . . . . . . . . . . . . . . . . .51
 Loan Loss Experience and Non-Performing Assets. . . . . . . . .51

BUSINESS OF SWEET WATER. . . . . . . . . . . . . . . . . . . . .52
 General . . . . . . . . . . . . . . . . . . . . . . . . . . . .52
 Deposit Activities. . . . . . . . . . . . . . . . . . . . . . .52
 Lending Activities. . . . . . . . . . . . . . . . . . . . . . .53
 Investments . . . . . . . . . . . . . . . . . . . . . . . . . .54
 Employees . . . . . . . . . . . . . . . . . . . . . . . . . . .54
 Properties. . . . . . . . . . . . . . . . . . . . . . . . . . .54
 Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . .54
 Certain Management Information. . . . . . . . . . . . . . . . .54
 Executive Compensation. . . . . . . . . . . . . . . . . . . . .55
 Voting Securities and Principal Shareholders. . . . . . . . . .55
 Security Ownership of Management. . . . . . . . . . . . . . . .56

SUPERVISION, REGULATION, AND EFFECTS OF GOVERNMENTAL POLICY. . .57
 Bank Holding Company Regulation . . . . . . . . . . . . . . . .57
 Bank Regulation . . . . . . . . . . . . . . . . . . . . . . . .59
 Capital Adequacy. . . . . . . . . . . . . . . . . . . . . . . .61
 Effects of Governmental Policies. . . . . . . . . . . . . . . .62

LEGAL MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . .63

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .63

SHAREHOLDER PROPOSALS. . . . . . . . . . . . . . . . . . . . . .63

WHERE YOU CAN FIND MORE INFORMATION. . . . . . . . . . . . . . .64

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. . . . . . . . .64

Appendix A    Agreement and Plan of Merger
Appendix B    Opinion of Alex Sheshunoff & Co. Investment Banking
Appendix C    Sweet Water State Bancshares, Inc. Financial Statements
Appendix D    Provisions of Alabama Business Corporation Act Relating to
              Dissenters' Rights

     QUESTIONS AND ANSWERS ABOUT THE  MERGER



     Q:   What do I need to do now?

     A:   Just indicate on your proxy card how you want your shares to be voted, then sign and mail it in the enclosed prepaid return envelope marked "Proxy" as soon as possible, so that your shares may be represented and voted at the special meeting to be held on September 9, 1999. We urge you to exercise your right to vote, and we unanimously recommend that you vote "FOR" the proposed merger.


     Q:   Can I change my vote after I have mailed my signed proxy card?

     A:   Yes.  There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to Sweet Water State Bancshares, Inc., 101 Main Street, Sweet Water, Alabama 36782-0128 stating that you wish to revoke your proxy. Second, you may complete and submit a new proxy card. Sweet Water State Bank will have extra proxy cards at its office at 101 Main Street, Sweet Water, Alabama. Third, you may vote in person at the special meeting.


     Q:   Should I send in my stock certificates now?

     A:   No.  Shortly after the merger is completed, South Alabama will send you written instructions for exchanging your stock certificates for one or more South Alabama stock certificates.


     Q:   When do you expect the merger to be completed?

     A:   We expect the merger to be completed by September 15, 1999.  We are working towards completing the merger as quickly as possible. While there are certain things that must happen before the merger is completed, we do not anticipate anything which would prevent the merger.


     Q:   Whom should I contact with questions or to obtain additional copies of this proxy statement/prospectus?

     A:   You should call Mike Johnson at (334) 431-7800, or you can write him at Post Office Box 3067, Mobile, Alabama  36652.

                             SUMMARY


     This summary highlights selected information from this proxy statement/ prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents we refer to in this document. These will give you a more complete description of the proposed merger. For more information about South Alabama, see "Where You Can Find More Information" on page 64. We have included page references in this Summary to direct you to other sections of the proxy statement/prospectus containing a more complete description of the topics covered in this Summary. By "you," we mean owners of Sweet Water common stock on July 27, 1999, the record date.

What You Will Receive in the Merger (Page 21)

     Assuming the merger occurs, South Alabama will issue its common stock to you in exchange for your Sweet Water common stock. The number of shares of South Alabama common stock you will receive is dependant upon the price at which South Alabama common stock is trading immediately prior to the time of the merger. The following table shows the number of shares of South Alabama common stock you will receive for each share of Sweet Water common stock, and the market value of that stock, under various scenarios, assuming the merger occurs:

Market Price                    Number of Shares of South Alabama
(Average South Alabama Per      Stock You Will Receive for Each       Market Value of Per
Share Stock Price               Share of Sweet Water Stock            Share Consideration
Immediately Prior to Merger)

$11.00                          16.75                                 $184.21
 11.50                          16.02                                  184.21
 12.00                          15.35                                  184.21
 12.50                          14.74                                  184.21
 13.00                          14.17                                  184.21
 13.50                          14.17                                  191.30
 14.00                          14.17                                  198.38
 14.50                          14.17                                  205.47
 15.00                          14.17                                  212.55
 15.50                          14.17                                  219.64
 16.00                          14.17                                  226.72
 16.50                          14.17                                  233.81
 17.00                          14.17                                  240.89
 17.50                          13.77                                  240.89
 18.00                          13.38                                  240.89
 18.50                          13.02                                  240.89
 19.00                          12.68                                  240.89

     South Alabama will not issue fractional shares and will pay cash for any fractional shares to which you would otherwise be entitled.

Market Prices of South Alabama and Sweet Water Common Stock (Pages 34-35)

      On October 26, 1998, the last full trading day prior to the public announcement of the merger, South Alabama common stock closed at $14.50 per share. On April 1, 1999, the last full trading day prior to the execution of the definitive merger agreement, South Alabama common stock closed at $13.875 per share. The last known sale of Sweet Water common stock took place on April 15, 1997, at the price of $100.00 per share. We can give no assurance that this sale was on an arm's length basis. Sales of Sweet Water common stock are infrequent and are negotiated privately by the parties to such transactions.

     Based on the exchange ratio in the merger, which is 14.17, subject to adjustment for fluctuations in South Alabama's stock price, the market value of the consideration that Sweet Water shareholders will receive in the proposed merger for each share of Sweet Water common stock will be $205.47 based on South Alabama's October 26, 1998 closing price of $14.50 and $196.61, based on South Alabama's April 1, 1999 closing price of $13.875. Of course, the market price of South Alabama common stock will fluctuate prior to and after completion of the proposed merger, while the exchange ratio is essentially fixed, although subject to certain adjustments. Therefore, you should obtain current stock price quotations for South Alabama common stock.

We Expect The Merger to Be Essentially Tax Free (Page 31-32)

     We have structured the merger so that most or all of you should not recognize any gain or loss for U. S. Federal income tax purposes on the exchange of all of your shares of Sweet Water common stock for shares of South Alabama common stock in the merger, except in connection with cash received instead of fractional shares. We have conditioned the merger on our receipt of a legal opinion from South Alabama's counsel that this will be the case, but this opinion will not bind the Internal Revenue Service, which may take a different view.

     This tax treatment may not apply to certain Sweet Water shareholders including the types of Sweet Water shareholders discussed at the bottom of page 31, and will not apply to any Sweet Water shareholder who dissents from the merger under Alabama law. Determining the actual tax consequences of the proposed merger to you can be complicated. These consequences will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the proposed merger's tax consequences.

The Sweet Water Board of Directors Recommends That You Vote For The Merger (Page 21)

     Your Board of Directors believes that the merger is fair to you and in your best interest. The Board unanimously recommends that you vote "FOR" the proposal to approve the merger.


The Basis of Our Recommendation (Pages 26-27)

     Before deciding to approve and recommend the proposed merger, your Board of Directors considered the financial condition and prospects of Sweet Water, information about South Alabama, the financial terms of the proposed merger, the likelihood that bank regulators will approve the proposed merger, the federal income tax consequences of the proposed merger, the advice of your Board's legal and financial advisors, and other factors the Board believes to be relevant. Your Board of Directors, based on the information it considered, decided that the proposed merger is advisable and is in your best interests as shareholders.

     In deciding to approve the proposed merger, your Board considered the opinion of its financial advisor, Alex Sheshunoff & Co. Investment Banking, that as of the date of the opinion the consideration you will receive in the merger is fair from a financial point of view to you as Sweet Water shareholders. We have attached this opinion as Appendix B to this proxy statement/prospectus. You should read it and the description of the methods used to arrive at that opinion (found on pages 22-25) carefully.

South Alabama Common Stock is Publicly Traded and Most of You Will Be Free to Trade it After the Merger Whereas Sweet Water Common Stock is Not Publicly Traded (Pages 34-35)

     South Alabama common stock is publicly traded on the NASDAQ Stock Market under the symbol SABC. The South Alabama common stock to be issued in the merger will be registered stock and generally freely tradable; however, securities laws and the rules governing the proposed accounting treatment for the merger impose certain restrictions on affiliates (generally directors, executive officers and 10% shareholders of Sweet Water and South Alabama) regarding how and when they may trade both Sweet Water and South Alabama common stock. Shares of Sweet Water are not quoted on any established market.

Your Rights as a Shareholder Will Change (Pages 36-38)

     Once the proposed merger occurs, Sweet Water shareholders who do not dissent from the merger will become South Alabama shareholders. Although your rights as a shareholder will continue to be governed by Alabama corporate law, they will be governed by South Alabama's Articles of Incorporation and Bylaws instead of Sweet Water's Articles of Incorporation and Bylaws. Because of certain differences between Sweet Water's Articles of Incorporation and Bylaws and South Alabama's Articles of Incorporation and Bylaws, your current rights will change after the merger.

You Have Dissenter's Appraisal Rights (Pages 19-20)

     Alabama law permits you to dissent from the merger and to require South Alabama to pay to you the fair value of your Sweet Water common stock in cash. To do this, you must follow certain procedures, including the filing of certain notices in a timely fashion and refraining from voting your shares in favor of the proposed merger. If you dissent from the proposed merger, your shares of Sweet Water common stock will not be exchanged for shares of South Alabama common stock in the proposed merger, and your only right will be to receive the appraised value of your shares in cash. Please note that the procedures for exercising dissenter's rights are complicated and technical, and if you wish to dissent from the merger you must strictly observe these requirements to avoid waiving your dissenter's rights of appraisal.

Why Your Approval is Requested at the Special Meeting on September 9, 1999 (Page 18)

     We cannot complete the merger without the approval of at least two-thirds, or 66.67%, of the Sweet Water common stock. You are entitled to vote on the merger if you own shares of Sweet Water common stock at the close of business on July 27, 1999, the record date. If you own Sweet Water common stock on the record date, you will be able to cast your vote at the special meeting of the shareholders of Sweet Water to be held at 101 Main Street, Sweet Water, Alabama, 36782-0128 at 10:00 a.m., local time, on Thursday, September 9,
1999.  At the special meeting, we will ask you:

               (1)  To approve the merger; and

               (2) To act on any other matters that may come before the special meeting, although we know of no such other matters at this time.

     On the record date 60,000 shares of Sweet Water common stock were outstanding. You will be entitled to one vote for each share of Sweet Water common stock you own on the record date. You may vote either by attending the special meeting and voting your shares, or by completing the enclosed proxy card and mailing it to us in the enclosed envelope.

     Assuming all of the Directors and Executive Officers of Sweet Water, who collectively own, directly or beneficially, 16,081 shares, or approximately 26.8%, of the Sweet Water common stock, vote in favor of the merger, the approval of an additional 23,939 shares, or 39.9% of the outstanding shares, of Sweet Water common stock would be needed to approve the merger.

Financial Interests of Officers and Directors in the Merger That May Be Different from Yours (Pages 30-31)

     Sweet Water's Board of Directors and certain officers may have interests in the merger that differ from the interests of Sweet Water shareholders generally. Those interests include, among others, provisions in the merger agreement regarding indemnification, insurance and continued service as a director or officer of Sweet Water State Bank or service as a director or officer of South Alabama. The Board of Directors of Sweet Water was aware of these interests and considered them in approving and recommending the merger.

South Alabama Acquires Sweet Water State Bank in The Merger (Page 21)

     Sweet Water proposes to merge into South Alabama. South Alabama will be the surviving corporation in the merger, and, as such, will be the owner of all the stock of Sweet Water State Bank. Sweet Water State Bank will continue to operate but will be owned by South Alabama instead of Sweet Water.

Information About South Alabama and Sweet Water (See pages 4-9 of the enclosed Annual Report for South Alabama, pages 52-56 for Sweet Water)

South Alabama Bancorporation, Inc.
100 St. Joseph Street
Mobile, Alabama 36602
(334) 431-7800

     South Alabama is an Alabama corporation that owns four banks and one trust company that conduct banking and related business in several cities and communities in Southwest Alabama. It currently owns all of the stock of, and conducts its business through, South Alabama Bank, formerly known as The Bank of Mobile, First National Bank, Brewton, The Monroe County Bank, The Commercial Bank of Demopolis, and South Alabama Trust Company, Inc. At December 31, 1998, South Alabama had total assets of approximately $504 million, total deposits of approximately $428 million, total loans of approximately $278 million and total shareholders' equity of approximately $59 million.

Sweet Water State Bancshares, Inc.
101 Main Street
Sweet Water, Alabama  36782-0128
(334) 994-4113

     Sweet Water is an Alabama corporation that owns all of the stock of Sweet Water State Bank. Sweet Water State Bank provides a broad range of banking and financial services to customers in the commercial and retail banking fields and has offices located in Sweet Water, Linden, and Thomasville, Alabama. At December 31, 1998, Sweet Water had total assets of approximately $54 million, total deposits of approximately $47.4 million, total net loans of approximately $35.0 million and total shareholders' equity of approximately $5.9 million.

We Expect Sweet Water Shareholders to Own 9.9% of South Alabama After the 3 Merger (Page 38)

     South Alabama will issue approximately 850,200 shares of South Alabama common stock to Sweet Water shareholders in the merger. Based on that number, after the merger Sweet Water shareholders will own approximately 9.9% of the outstanding shares of South Alabama common stock. This information is based on the number of shares of Sweet Water and South Alabama common stock outstanding on July 27, 1999. It omits shares that South Alabama may issue due to the exercise of South Alabama stock options or for other purposes, and it assumes no dissenters.

Things That May Prevent the Merger from Happening (Pages 22 and 28-29)

     The merger agreement contains numerous conditions to consummation of the merger, including, among others, approval of the shareholders of Sweet Water, certain regulatory approvals (which we have already received), receipt of a letter regarding pooling of interest accounting treatment from South Alabama's outside auditors, and the non-occurrence of certain events which would have a material negative impact on South Alabama or Sweet Water. Furthermore, in certain circumstances, South Alabama and Sweet Water, or one or either of them, have the right to terminate the merger agreement and abandon the merger. If all of the conditions to consummation of the merger are not either fulfilled or waived, or if Sweet Water and/or South Alabama terminate the merger agreement, then the merger will not occur.

Pooling of Interests Accounting Treatment (Page 32)

     We expect the merger to qualify for pooling of interests accounting treatment.

Selected Consolidated Financial Data

     The following tables present for South Alabama and Sweet Water, on a historical basis, selected consolidated financial data and ratios. This information is based on the consolidated financial statements of South Alabama, incorporated herein by reference, and Sweet Water, appearing elsewhere in this Prospectus, and should be read in conjunction therewith and with the notes thereto. See "Available Information," "Incorporation of Certain Documents by Reference," "Pro Forma Financial Information" and
Appendix C hereto.   The financial data as of March 31, 1999 and 1998, and the
three month periods then ended are derived from unaudited financial statements; however, in the opinion of management of South Alabama and Sweet Water, all adjustments necessary to arrive at a fair statement of results of interim period operation of the respective companies have been included and are solely of a normal recurring nature. Results for the three months ended March 31, 1999, are not necessarily indicative of results to be expected for the entire year or for any future period.

South Alabama Selected Financial Data (Historical)
(Dollars In Thousands Except Per Share Amounts)


                             Three Months Ended
                                   March 31,                 Year Ended December 31,
                             -------------------     --------------------------------------------------------
                                1999        1998        1998(1)     1997(1)     1996(1)     1995        1994

RESULTS OF OPERATIONS
Interest revenue             $  8,718    $  7,936    $ 33,826    $ 30,897    $ 24,734    $ 22,778    $ 19,605
Interest expense                3,929       3,650      15,577      13,433       9,702       7,112      10,561
Net interest revenue            4,789       4,286      18,249      17,464      14,173      13,076      12,493
Provision for loan losses         142          95         301         308          78          84         396
Non-interest revenue              956         832       4,113       3,675       3,034       2,693       2,664
Non-interest expense            3,659       3,294      14,332      13,242      11,040      10,279      10,130
Income before income taxes      1,944       1,729       7,729       7,501       5,859       5,412       4,943
Income taxes                      544         476       2,154       1,996       1,733       1,646       1,439
Net income                   $  1,400    $  1,253    $  5,575    $  5,505    $  4,126    $  3,766    $  3,504
Basic net income per share   $   0.18    $   0.17    $   0.73    $    .73    $    .69    $    .66    $    .62
Diluted net income per share $   0.18    $   0.16    $   0.72    $    .73    $    .69    $    .66    $    .62

PERIOD-END STATEMENT OF
CONDITION
Total assets                 $503,982    $448,346    $503,847    $437,592    $413,863    $306,740    $275,579
Loans, Net Unearned Income    302,323     237,759     278,011     244,628     232,153     182,850     169,808
Deposits                      428,684     383,105     428,076     371,991     349,660     264,748     234,983
Shareholders' equity           59,193      53,686      58,946      52,664      53,586      34,921      31,190

AVERAGE BALANCES
Total assets                 $497,141    $436,862    $464,728    $412,087    $323,673    $288,320    $274,459
Average earning assets        462,131     405,255     431,737     381,218     298,687     266,819     253,633
Loans                         291,306     241,714     257,241     239,044     197,518     177,932     157,867
Deposits                      420,810     371,282     393,427     349,810     276,702     246,868     235,846
Shareholders' equity           59,332      52,507      55,539      51,963      38,901      33,128      30,822


PERFORMANCE RATIOS(2)
Net income to:
 Average total assets            1.14%       1.16%       1.20%       1.34%       1.27%       1.31%       1.28%
 Average shareholders' equity    9.57%       9.68%      10.04%      10.59%      10.61%      11.37%      11.37%
Average shareholders' equity to
 average total assets           11.93%      12.02%      11.95%      12.61%      12.02%      11.49%      11.23%

Dividend payout ratio           47.22%      36.47%      43.56%     132.60%(3)   35.80%      39.72%      27.49%

__________________
     (1)  The results of operations of South Alabama include The Monroe County
          Bank from October 31, 1996, the date it was acquired in a purchase business combination.
     (2)  Annualized for three month periods.
     (3)  Includes special dividend of $0.833 per share.

Sweet Water Selected Financial Data (Historical)
(Dollars in Thousands Except Per Share Amounts)


                              Three Months Ended
                                 March 31,                     Year Ended December 31,
                            ------------------    ---------------------------------------------------
                             1999       1998       1998       1997       1996       1995       1994


RESULTS OF OPERATIONS
Interest revenue            $ 1,094    $ 1,005    $ 4,244    $ 3,565    $ 3,505    $ 3,354    $ 2,902
Interest expense                551        443      1,975      1,608      1,654      1,470      1,229
Net interest revenue            543        562      2,269      1,957      1,851      1,884      1,673
Provision for loan losses         9         30        270         23         30         60         33
Non-interest revenue            115         98        402        369        301        289        355
Non-interest expense            446        424      1,774      1,516      1,234      1,237      1,155
Income before income taxes      203        206        627        787        888        876        840
Income taxes                     52         52        113        178        188        190        225
Net income                  $   151    $   154    $   514    $   609    $   700    $   686    $   615
Earnings per share:
Basic net income per share  $  2.52    $  2.57    $  8.57    $ 10.15    $ 11.67    $ 11.43    $ 10.25
Diluted net income per
 share                      $  2.52    $  2.57    $  8.57    $ 10.15    $ 11.67    $ 11.43    $ 10.25

PERIOD-END STATEMENT
OF CONDITION:
Total assets                $56,231    $48,193    $53,502    $47,070    $42,420    $41,318    $39,932
Loans,net of unearned income 33,769     31,231     35,020     28,702     24,714     23,345     24,418
Deposits                     49,926     42,210     47,369     41,352     36,590     36,328     35,516
Shareholders' equity          5,821      5,695      5,784      5,539      5,105      4,755      4,220

AVERAGE BALANCES
Total assets                $55,860    $46,749    $49,810    $43,795    $42,851    $40,086    $39,052
Average earning assets       51,041     43,456     46,653     41,348     40,221     37,605     36,413
Loans, net of unearned income34,153     29,571     32,111     25,733     23,692     22,962     23,619
Deposits                     49,482     40,911     43,629     37,997     37,424     35,189     34,653
Shareholders' equity          5,785      5,607      5,846      5,423      5,040      4,611      4,131

PERFORMANCE RATIOS (1)
Net income to:
 Average total assets          1.10%      1.34%      1.03%      1.39%      1.63%      1.71%      1.57%
 Average shareholders' equity 10.59%     11.14%      8.79%     11.23%     13.89%     14.88%     14.89%
Average shareholders' equity
   to average total assets    10.36%     11.99%     11.74%     12.38%     11.76%     11.50%     10.58%

Dividend payout ratio         47.68%      0.00%     52.53%     41.87%     34.29%     32.80%     31.71%

     (1)  Annualized for three month periods.

     The following table sets forth pro forma combined selected consolidated financial data and ratios giving effect to the Merger on a pooling-of-interests accounting basis. The data is not necessarily indicative of the results of the future operations of either entity or the actual results that would have occurred during the period indicated below and should be read in conjunction with the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements appearing elsewhere in this Prospectus and the consolidated financial statements of South Alabama, incorporated herein by reference, and Sweet Water, appearing elsewhere in this Prospectus. See "Incorporation of Certain Documents by Reference," "Pro Forma Financial Information" and Appendix C.

Combined Pro Forma Selected Consolidated Financial Data
(Dollars In Thousands Except Per Share Amounts)



                              Three Months Ended
                                      March 31,                      Year Ended December 31,
                              --------------------    --------------------------------------------------------
                                 1999        1998        1998(1)     1997(1)     1996(1)     1995        1994

RESULTS OF OPERATIONS
Interest revenue              $  9,812    $  8,941    $ 38,070    $ 34,462    $ 28,239    $ 26,132    $ 22,507
Interest expense                 4,480       4,093      17,552      15,041      12,215      11,172       8,341
Net interest revenue             5,332       4,848      20,518      19,421      16,024      14,960      14,166
Provision for loan losses          151         125         571         419         338         138         117
Non-interest revenue             1,071         930       4,515       4,044       3,335       2,982       3,019
Non-interest expense             4,105       3,718      16,106      14,758      12,274      11,516      11,285
Income before income taxes       2,147       1,935       8,356       8,288       6,747       6,288       5,783
Income taxes                       596         528       2,267       2,174       1,921       1,836       1,664
Net income                    $  1,551    $  1,407    $  6,089    $  6,114    $  4,826    $  4,452    $  4,119
Net Income per share          $   0.18    $   0.17    $   0.72    $   0.73    $   0.71    $   0.68    $   0.63
Diluted net income per share  $   0.18    $   0.17    $   0.71    $   0.72    $   0.70    $   0.68    $   0.63

PERIOD-END
STATEMENT OF CONDITION:
Total assets                  $560,213    $496,539    $557,349    $484,662    $456,283    $348,058    $315,511
Loans, Net Unearned Income     336,092     268,990     313,031     273,330     256,867     206,195     194,226
Deposits                       478,610     425,315     475,445     413,343     386,250     301,076     270,499
Shareholders' equity            65,014      59,381      64,730      58,203      58,691      39,676     35,410

AVERAGE BALANCES
Total assets                  $553,001    $483,611    $514,538    $455,882    $366,524    $328,406    $313,511
Average earning assets         513,172     448,711     478,390     422,566     338,908     304,424     290,046
Loans                          325,459     271,285     289,352     264,777     221,210     200,894     181,486
Deposits                       470,292     412,193     437,056     387,807     314,126     282,057     270,499
Shareholders' equity            65,117      58,114      61,385      57,386      43,941      37,739      34,953


PERFORMANCE RATIOS(2)
Net income to:
 Average total assets             1.14%       1.18%       1.18%       1.34%       1.32%       1.36%       1.31%
 Average shareholders' equity     9.66%       9.82%       9.92%      10.65%      10.98%      11.80%      11.78%
Average shareholders' equity to
 average total assets            11.78%      12.02%      11.93%      12.59%      11.99%      11.49%      11.15%
Dividend payout ratio            46.98%      33.30%      44.70%     123.49%(3)   36.74%      31.04%      28.12%

________________
     (1)  The results of operations of South Alabama include The Monroe County Bank from October 31, 1996, the date it was acquired in a purchase business combination.
     (2)  Annualized for three month periods.
     (3)  Includes special dividend of $.833 per share



Comparative Per Share Data

     The following table presents selected comparative per share data for South Alabama common stock and Sweet Water common stock on a historical basis, for South Alabama common stock on a pro forma basis reflecting consummation of the Merger and for Sweet Water common stock on an equivalent pro forma basis reflecting consummation of the Merger. Such information has been prepared giving effect to the Merger on a pooling-of-interests accounting basis. See "The Merger Accounting Treatment." The data is not necessarily indicative of the results of the future operations of either entity or the actual results that would have occurred had the Merger been consummated as of the first date of each income statement presented. The information is derived from and should be read in conjunction with the historical consolidated financial statements of South Alabama, including related notes thereto, which are incorporated by reference, and the historical financial statements of Sweet Water, including the notes thereto, and the unaudited pro forma financial information appearing elsewhere in this Prospectus. See "Available Information," "Incorporation of Certain Documents by Reference," "Pro Forma Financial Information" and Appendix C hereto.

                                     Three Months Ended      Year Ended December 31,
                                     March 31, 1999          1998      1997     1996

South Alabama Common Stock
 Net income per common share:
  Historical:
   Basic                             $0.18                   0.73      0.73     0.69
   Diluted                            0.18                   0.72      0.73     0.69
  Pro forma combined:
   Basic                              0.18                   0.72      0.73     0.71
   Diluted                            0.18                   0.71      0.72     0.70
  Dividends paid per common share:
   Historical                         0.085                  0.32      0.97     0.25
   Pro forma combined                 0.085                  0.32      0.90     0.25
 Book value per common share
  (at end of period):
  Historical                          7.66                   7.64      6.97     7.12
  Pro forma combined                  7.58                   7.56      6.92     7.01

Sweet Water Common Stock
 Net income per common share:
  Historical:
   Basic and Diluted                  2.52                   8.57     10.15    11.67
  Pro forma equivalent (1)
   Basic                              2.56                  10.14     10.33     9.99
   Diluted                            2.54                  10.00     10.26     9.95
  Dividends paid per common share:
   Historical                         1.20                   4.50      4.25     4.00
   Pro forma equivalent (1)           1.202                  4.51     12.76     3.56
 Book value per common share
  (at end of period):
  Historical                         97.02                  96.40     92.31     86.68
  Pro forma equivalent (1)          107.38                 107.10     98.09     99.40

   (1)  Sweet Water pro forma equivalent amounts are computed by applying an assumed
Exchange Ratio of 14.17 shares of South Alabama common stock for each share of Sweet Water common stock.  See "The Merger Terms of the Merger; Exchange Ratio."



Summary Capital Ratios

     The following table sets forth the historical risk-based capital ratios for South Alabama and Sweet Water and pro forma ratios for the combined company, together with the minimum ratios required by regulatory agencies, as of March 31, 1999. See "Supervision, Regulation, and Effects of Governmental Policy Capital Adequacy."

                                   South         Sweet         Pro Forma
                                   Alabama       Water         Combined


Risk-based capital ratios
  Tier I capital                   15.66%        15.92%        15.69%
  Total capital (Tier I and II)    16.62%        17.08%        16.67%
Minimum risk-based capital ratios
  TierI capital                     4.00%         4.00%         4.00%
  Total capital (Tier I and II)     8.00%         8.00%         8.00%

Tier I leverage ratio              10.90%        10.11%        10.82%


Minimum Tier I leverage ratio   4.00%-5.00%     4.00%-5.00%    4.00%-5.00%


                        INFORMATION REQUESTS

     This proxy statement/prospectus incorporates important business and financial information about South Alabama that is not included in or delivered with this document. On your written request, South Alabama will provide, without charge, a copy of any or all of such excluded information. You may request this information from:

                              F. Michael Johnson
                              Chief Financial Officer and Secretary
                              South Alabama Bancorporation, Inc.
                              Post Office Box 3067
                              Mobile, Alabama 36652
                              (334) 431-7800.

     In order to insure timely delivery of such documents any requests should be made by September 2, 1999.



             A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward looking statements about South Alabama and Sweet Water and about South Alabama following the Merger. These statements can be identified by our use of words like "expect," "may," "could," "intend," "project," "estimate" or "anticipate." These forward-looking statements reflect our current views, but they are based on assumptions and are subject to risks, uncertainties and other variables, which you should consider in voting on the merger, including the following:

     1. Expected cost savings from the merger (and other acquisitions) are less than anticipated;

     2. Deposit attrition, customer loss, or revenue loss following the merger is greater than expected;

     3.   Competitive pressure in the banking industry increases significantly;

     4. Costs or difficulties related to the integration of the businesses of South Alabama and Sweet Water are greater than expected;

     5.   Changes in the interest rate environment reduce margins;

     6. General economic conditions, either locally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality;

     7.   Changes occur in the regulatory environment;

     8.   Changes occur in business conditions and inflation;

     9.   Changes occur in the securities markets; and

     10. Disruptions of the operations of South Alabama, Sweet Water, or any of their subsidiaries, or any other private or governmental entity as a result of the "Year 2000 problem."

                        GENERAL INFORMATION

Special Meeting, Record Date and Vote Required

     Sweet Water Special Meeting. The Special Meeting of Shareholders of Sweet Water (the "Sweet Water Meeting") will be held at 101 Main Street, Sweet
Water, Alabama, at 10:00 a.m., local time, on September 9, 1999. The purpose of the meeting is to consider and vote upon a proposal to approve the Agreement and Plan of Merger attached hereto as Appendix A (the "Merger Agreement"), which provides for, among other things, the merger of Sweet
Water with and into South Alabama (the "Merger"). Only holders of record of Sweet Water common stock at the close of business on the Sweet Water
Record Date, July 27, 1999, will be entitled to notice of and to vote at the Sweet Water Meeting. As of the Sweet Water Record Date, there were
60,000 shares of Sweet Water common stock issued, outstanding and entitled to be voted. There were 162 Sweet Water shareholders of record on the Sweet Water Record Date. Each share of Sweet Water common stock will be entitled to one vote at the Sweet Water Meeting.

     The presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of Sweet Water common stock entitled to vote at the Sweet Water Meeting is necessary to constitute a quorum at such meeting.

     Approval of the Merger Agreement on behalf of Sweet Water, pursuant to the Alabama Business Corporation Act (the "ABCA"), will require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Sweet Water common stock entitled to be voted thereon. For this purpose, a failure to return the enclosed proxy, a vote to abstain and a broker non-vote will have the same effect as a vote against approval of the Merger Agreement. As of the Sweet Water Record Date, 16,081 shares of Sweet Water common stock, or 26.8% of the total shares of Sweet Water common stock outstanding, were held, either of record or beneficially, by directors and executive officers of Sweet Water and certain family members and related entities. Assuming all such shares are voted in favor of the Merger, 23,939 additional affirmative votes of shares of Sweet Water common stock will be required for approval.

     Dissenters' rights may be demanded by Sweet Water shareholders who do not vote in favor of the Merger and who follow the specified procedures of the ABCA. See "Dissenters' Rights" below.

Proxies

     Sweet Water. The enclosed proxy is solicited on behalf of the Board of Directors of Sweet Water for use in connection with the Sweet Water Meeting and any adjournment or adjournments thereof. Holders of Sweet Water common stock are requested to complete, date and sign the accompanying proxy and return it promptly to Sweet Water in the enclosed envelope. Failure to return a properly executed proxy or to vote at the Sweet Water Meeting will have the same effect as a vote against approval of the Merger Agreement.

     A Sweet Water shareholder who has executed and delivered a proxy may revoke it at any time before such proxy is voted by giving a later written proxy, by giving written revocation to Sweet Water, provided such later proxy or revocation is actually received by Sweet Water before the vote of the shareholders, or by voting in person at the Sweet Water Meeting. Any shareholder attending the Sweet Water Meeting may vote in person whether or not a proxy has been previously filed. The shares represented by all properly executed proxies received in time for the Sweet Water Meeting, unless said proxies are revoked, will be voted in accordance with the instructions therein. If instructions are not given, properly executed proxies received will be voted FOR approval of the Merger Agreement.

     Other Matters. Sweet Water will bear the costs of any solicitation of proxies for the Sweet Water Meeting, except that South Alabama will pay the costs of preparing (exclusive of Sweet Water's legal fees), printing and distributing this Prospectus. Such solicitation will be made by mail but also may be made by telephone, facsimile or in person by the directors, officers and employees of Sweet Water, but no written materials other than those included herewith will be used to solicit proxies.

     The management of Sweet Water is not aware of any business to be acted upon at the Sweet Water Meeting other than approval of a proposal to approve the Merger Agreement. If other matters are properly brought before the Sweet Water Meeting or any adjournment thereof, any proxy, if properly signed, dated and returned, will be voted in accordance with the recommendation of Sweet Water's management or, if there is no such recommendation, in the discretion of the individuals named as proxies therein.

Dissenters' Rights

     South Alabama Dissenters' Rights. Shareholders of South Alabama do not have any right to dissent in connection with the Merger.

     Sweet Water Dissenters' Rights. If the Merger is consummated, holders of record of Sweet Water common stock who follow the procedures specified by
Article 13 of the ABCA ("Article 13") will be entitled to determination and payment in cash of the "fair value" of their stock immediately before the Effective Time, excluding value resulting from the anticipation of the Merger but including "a fair and equitable" rate of interest thereon. Sweet Water shareholders who elect to follow such procedures are referred to herein as "Dissenting Sweet Water Shareholders".


     A vote in favor of the Merger Agreement by a holder of Sweet Water common stock will result in the waiver of the shareholder's right to demand payment for his or her shares.

     The following summary of the provisions of Article 13 is not intended to be a complete statement of such provisions, the full text of which is attached as Appendix D to this Prospectus, and is qualified in its entirety by reference thereto.

     A holder of Sweet Water common stock electing to exercise dissenters' rights (1) must deliver to Sweet Water, before the vote at the Sweet Water Meeting, written notice of his or her intent to demand payment for his or her shares if the Merger is effectuated, and (2) must not vote in favor of
the Merger Agreement.   The requirement of such written notice is in
addition to and separate from the requirement that such shares not be voted in favor of the Merger Agreement, and the requirement of such written notice is not satisfied by voting against the Merger Agreement either in person or by proxy. The requirement that such shares not be voted in favor of the Merger Agreement will be satisfied if no proxy is returned and such shares are not voted in person. Because a properly executed and delivered proxy which is left blank will, unless revoked, be voted FOR approval of the Merger Agreement, in order to be assured that such shareholder's shares are not voted in favor of the Merger Agreement, a Dissenting Sweet Water Shareholder who votes by proxy must not leave the proxy blank but must (i) vote AGAINST the approval of the Merger Agreement or (ii) affirmatively ABSTAIN from voting. Neither a vote against approval of the Merger Agreement nor an abstention will satisfy the requirement that a written notice of intent to demand payment be delivered to Sweet Water before the vote on the Merger Agreement.

     Both holders of record and beneficial owners of Sweet Water common stock are entitled to assert dissenters' rights for the shares registered in the name of or held for the benefit of that holder or owner. Dissenters' rights may be asserted with respect to less than all shares of Sweet Water common stock held of record by such holder only if such holder dissents with respect to all shares beneficially owned by any one person and notifies Sweet Water in writing of the name and address of each person on whose behalf such record holder is asserting dissenters' rights. A beneficial shareholder, in order to assert his or her dissenters' rights, must submit to Sweet Water the record shareholder's written consent to the dissent prior to or contemporaneously with such assertion and must dissent with respect to all shares of which he or she is the beneficial shareholder or over which he or she has the power to vote. Where no number of shares is expressly mentioned, the notice of intent to demand payment will be presumed to cover all shares held in the name of the record holder.

     No later than 10 days after the Effective Time, South Alabama will send a written dissenters' notice to each Dissenting Sweet Water Shareholder who did not vote in favor of the Merger and who duly filed a written notice of intent to demand payment in accordance with the foregoing. The dissenters' notice will specify the deadline by which time South Alabama must receive a payment demand from such Dissenting Sweet Water Shareholder and will include a form for demanding payment. The deadline will be no fewer than 30 days or more than 60 days after the date the dissenters' notice is delivered. It is the obligation of any Dissenting Sweet Water Shareholder to initiate all necessary action to perfect his or her dissenters' rights within the time periods prescribed in
Article 13 and the dissenters' notice. If no payment demand is timely received from a Dissenting Sweet Water Shareholder, all dissenters' rights will be lost, notwithstanding any previously submitted written notice of intent to demand payment. Each Dissenting Sweet Water Shareholder who demands payment retains all other rights of a shareholder until those rights are cancelled or modified by the Merger. A Dissenting Sweet Water Shareholder who demands payment in accordance with the foregoing may not thereafter withdraw that demand and accept the terms offered under the Merger Agreement unless South Alabama consents thereto.

     Within 20 days of the formal payment demand, a Dissenting Sweet Water Shareholder who has made a demand must submit his or her share certificate or certificates to South Alabama so that a notation to that effect may be placed on such certificate or certificates and the shares returned to the Dissenting Sweet Water Shareholder with the notation thereon. A shareholder's failure to submit shares for notation will, at South Alabama's option, terminate the holder's rights as a dissenter, unless a court of competent jurisdiction determines otherwise.

     Promptly after the Effective Time, or upon receipt of a payment demand, South Alabama shall offer to pay each Dissenting Sweet Water Shareholder who complied with Article 13 the amount South Alabama estimates to be the fair value of such Dissenting Sweet Water Shareholder's shares, plus accrued interest.
Each Dissenting Sweet Water Shareholder who agrees to accept the above referenced offer of payment in full satisfaction of his or her demand must surrender to South Alabama the certificate or certificates representing his or her shares in accordance with the terms of the dissenters' notice. Upon receiving the certificate or certificates, South Alabama shall pay each Dissenting Sweet Water Shareholder the fair value of his or her shares, plus accrued interest. Upon receiving payment, a Dissenting Sweet Water Shareholder ceases to have any interest in the shares.

     A Dissenting Sweet Water Shareholder who has made a payment demand may notify South Alabama in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate, or reject the offer made to such shareholder and demand payment of the fair value of his or her shares and interest due, if: (i) the Dissenting Sweet Water Shareholder believes that the amount offered him or her is less than the fair value of his or her shares or that the interest due is incorrectly calculated; (ii) South Alabama fails to make an offer as required by Article 13 within sixty (60) days after the date set for demanding payment; or (iii) Sweet Water having failed to consummate the Merger does not release the transfer restrictions imposed on shares within sixty (60) days after the date set for demanding payment; provided, however, that a Dissenting Sweet Water Shareholder waives his or her right to demand payment different from that offered unless he or she notifies South Alabama of his or her demand in writing within thirty (30) days after South Alabama offered payment for his or her shares.

     If a demand for payment remains unsettled, South Alabama shall commence a proceeding within sixty (60) days after receiving the second payment demand and petition the court to determine the fair value of the shares and accrued interest. If the proceeding is not commenced within the sixty (60) day period, each Dissenting Sweet Water Shareholder whose demand remains unsettled shall be entitled to receive the amount demanded. Such a proceeding will be filed in the Circuit Court of Mobile County, Alabama. Each Dissenting Sweet Water Shareholder made a party to the proceeding is entitled to judgment for the amount the court finds to be the fair value of his or her shares, plus accrued interest. Upon payment of the judgment and surrender to South Alabama of the certificate or certificates representing the judicially appraised shares, a Dissenting Sweet Water Shareholder will cease to have any interest in the shares. The court may assess costs incurred in such a proceeding against all or some of the Dissenting Sweet Water Shareholders, in amounts the court finds equitable, to the extent the court finds that such Dissenting Sweet Water Shareholders acted arbitrarily, vexatiously, or not in good faith in demanding payment different from that initially offered by South Alabama. The Court may also assess the reasonable fees and expenses of counsel and experts against all or some of the Dissenting Sweet Water Shareholders if the court finds that such Dissenting Sweet Water Shareholders acted arbitrarily, vexatiously or not in good faith with respect to the rights provided in Article 13.


Recommendation of Sweet Water Board of Directors

     The Board of Directors of Sweet Water has recommended that the shareholders of Sweet Water vote FOR the proposal to approve the Merger Agreement. See
"The Merger Background of and Reasons for the Merger."


                             THE MERGER

     The following information concerning the Merger, insofar as it relates to matters contained in the Merger Agreement, is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Appendix A, and incorporated herein by reference.

Terms of the Merger; Exchange Ratio

     At the Effective Time, Sweet Water will merge with and into South Alabama with South Alabama as the surviving corporation. In the Merger, each share of Sweet Water common stock outstanding immediately prior to the Effective Time, other than certain shares held by Sweet Water or by South Alabama or their subsidiaries, if any, in each case other than in a fiduciary capacity or as a result of debts previously contracted, will be converted into and exchanged for the right to receive 14.17 shares (rounded to the nearest hundredth) of South Alabama common stock (the "Exchange Ratio"), if the Market Price (defined below) of South Alabama common stock is between $13.00 and $17.00 per share, inclusive. If the Market Price of South Alabama common stock is greater than $17.00, then the Exchange Ratio shall be the number of shares of South Alabama common stock having an aggregate Market Price of $240.89. If the Market Price of South Alabama common stock is less than $13.00, then the Exchange Ratio shall be the number of shares of South Alabama common stock having an aggregate Market Price of $184.21.

     The "Market Price" of a share of South Alabama common stock is the average of the closing bid and closing ask price, as reported on NASDAQ, during the period of 20 consecutive NASDAQ trading days ending on the trading day preceding by two trading days the Effective Time. The Merger Agreement provides for adjustment of the Exchange Ratio in the event either party issues additional shares as a result of a stock split, stock dividend or similar recapitalization. The Exchange Ratio was determined through negotiations between South Alabama and Sweet Water.


     As an example, if the Market Price is $13.54 (which, as of July 27, 1999, was the average Market Value of South Alabama common stock during the preceding 20 trading days), then each share of Sweet Water common stock will be converted into 14.17 shares of South Alabama common stock. As a result, a shareholder of Sweet Water who owns 100 shares of Sweet Water common stock would receive 1,417 shares of South Alabama common stock (14.17 multiplied by 100). If the Market Price of South Alabama common stock is $12.50, then each share of Sweet Water common stock will be converted into the right to receive
14.74 shares of South Alabama common stock ($184.21 divided by $12.50). If the Market Price of South Alabama common stock is $17.50, then each share of Sweet Water common stock will be converted into the right to receive 13.77 shares of South Alabama common stock ($240.89 divided by $17.50).

     Shareholders are advised to obtain current market quotations for South Alabama common stock. The Market Price of South Alabama common stock at the Effective Time or on the date on which certificates representing such shares are received by Sweet Water shareholders may be higher or lower than the Market Price of South Alabama common stock as of the date of this Prospectus or at the time of the Sweet Water Meeting.

     No fractional shares of South Alabama common stock will be issued in exchange for Sweet Water common stock, and cash will be paid by South Alabama in lieu of issuance of such fractional shares. The amount paid in lieu of fractional shares will be calculated by multiplying each such fraction by the Market Price of South Alabama common stock.

Waiver and Amendment; Termination

     Prior to the Effective Time, either South Alabama or Sweet Water may waive or extend the time for the compliance or fulfillment by the other of any and all of its obligations under the Merger Agreement, and South Alabama and Sweet Water may, to the extent permitted by law, amend the Merger Agreement in writing with the approval of the Board of Directors of each of Sweet Water and South Alabama.

     The Merger Agreement may be terminated at any time prior to the Effective Time, as follows: (i) by mutual consent of the parties; (ii) by either party in the event of a breach by the other party of any representation or warranty which cannot be cured or is not cured within 30 days after written notice to the breaching party, to the extent such breach is likely to result in a Material Adverse Effect on the breaching party; (iii) by either party in the event of a material breach by the other party of any covenant or agreement which cannot be cured or is not cured within 30 days after written notice; (iv) by either party in the event any required regulatory approval is denied or not obtained or the shareholders of Sweet Water fail to approve the Merger as required; (v) by South Alabama if the Market Price of a share of South Alabama common stock is less than $10.00; (vi) by Sweet Water if South Alabama enters into a letter of intent or agreement concerning its acquisition by a third party; (vii) by either party in the event the Merger shall not have been consummated by October 31, 1999, unless such failure is caused by a breach on the part of the party electing to terminate; or (viii) by either party in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by October 31, 1999.

     In determining whether to elect to terminate the Merger Agreement in these circumstances, the Sweet Water Board of Directors or the South Alabama
Board of Directors, as the case may be, will take into account, consistent with its fiduciary duties, all relevant facts and circumstances existing at the time, including, without limitation, the market for bank holding company stock in general, the relative value of the South Alabama common stock in the market, and the advice of its financial advisors and legal counsel. By approving the Merger Agreement, the holders of Sweet Water common stock will permit the Sweet Water Board of Directors to determine, in the exercise of its fiduciary duties, to proceed with the Merger even though the Merger is not consummated, or any conditions precedent thereto cannot be satisfied or fulfilled, by October 31, 1999.

     In the event of the termination of the Merger Agreement, it shall become void and have no effect, except that the confidentiality requirements shall survive such termination and such termination will not relieve a breaching party from liability for an uncured willful breach of the representation, warranty, covenant or agreement giving rise to the termination.

Opinion of Sweet Water's Financial Advisor

     Sweet Water retained Alex Sheshunoff & Co. Investment Banking (the "Advisor") to provide its opinion of the fairness from a financial viewpoint, of the Merger consideration to be received by the shareholders of Sweet Water in connection with the Merger. As part of its investment banking business, the Advisor is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. The Board of Directors of Sweet Water retained the Advisor based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions. Sweet Water did not retain the Advisor to negotiate the proposed merger, and the terms and conditions of the merger were negotiated directly by and between Sweet
Water and South Alabama.

     On March 30, 1999, the Advisor rendered its oral opinion that, as of such date, the Merger consideration was fair, from a financial point of view, to the shareholders of Sweet Water. The Advisor rendered its written Fairness Opinion as of June 24, 1999. The full text of the Fairness Opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix B to this Prospectus. The shareholders of Sweet Water are urged to read the Advisor's Fairness Opinion carefully and in its entirety. The Fairness Opinion is addressed to the Board of Directors of Sweet Water and does not constitute a recommendation to any shareholders of Sweet Water as to how such shareholders should vote at the Sweet Water Meeting.


     In connection with the Fairness Opinion, the Advisor:

     1.   reviewed the Merger Agreement;

     2. reviewed certain publicly available financial statements and regulatory information concerning South Alabama and Sweet Water, respectively;

     3. reviewed certain internal financial statements and other financial and operating data of Sweet Water provided to the Advisor by the management of Sweet Water;

     4. reviewed the reported market prices and trading activity for South Alabama's common stock;

     5. discussed the past and current operations, financial condition, and future prospects of Sweet Water with executive management;

     6. compared Sweet Water and South Alabama from a financial point of view with certain other banking companies that the Advisor deemed to be relevant;

     7. compared the financial performance of South Alabama and the market prices and trading activity of South Alabama's common stock with that of certain other indices of publicly traded equity securities;

     8. reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions in the Southeastern United States and in Alabama; and

     9. performed such other analyses and reviews as the Advisor deemed appropriate.

     In connection with its review, the Advisor relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and the Advisor did not assume any responsibility for independent verification of such information. The Advisor assumed that internal confidential financial projections provided by Sweet Water were reasonably prepared reflecting the best currently available estimates and judgments of the future financial performance of Sweet Water and did not independently verify the validity of such assumptions. The Advisor did not make any independent evaluation or appraisal of the assets or liabilities of Sweet Water nor was the Advisor furnished with any such appraisals. The Advisor did not examine any individual loan files of Sweet Water. The Advisor is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowance is, in the aggregate, adequate to cover such losses.

     With respect to South Alabama, the Advisor did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of South Alabama, was not furnished with any evaluations or appraisals, and did not review any individual loan files of South Alabama.

     The Fairness Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to the Advisor as of June 23, 1999.

     In rendering the Fairness Opinion, the Advisor performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the Fairness Opinion is not readily susceptible to partial analysis of summary description. Moreover, the evaluation of fairness, from a financial point of view, of the Merger consideration is to some extent subjective, based on the experience and judgment of the Advisor, and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below,the Advisor believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be the Advisor's view of the actual value of Sweet Water.

     In performing its analyses, the Advisor made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Sweet Water. The analyses performed by the Advisor are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses, nor are they appraisals. In addition, the Advisor's analyses should not be viewed as determinative of the opinion of the Board of Directors or the management of Sweet Water with respect to the value of Sweet Water.

     The following is a summary of the analyses performed by the Advisor in connection with the Fairness Opinion updated as of June 24, 1999. The following discussion contains financial information concerning Sweet Water and South Alabama as of December 30, 1998 and market information as of June 23, 1999. Analysis of Selected Transactions . The Advisor performed an analysis of premiums paid in selected pending or recently completed acquisitions of banking organizations in Alabama and in the Southeastern United States with comparable characteristics to the Merger. Two sets of comparable transactions were analyzed to ensure a thorough comparison.

     The first set of comparable transactions consisted of a group of comparable transactions based upon the geographic market area of Alabama for which pricing data were available. These comparable transactions consisted of three mergers and acquisitions of banks located in Alabama with assets of less than $100 million which were announced or completed between January 1, 1998 and June 23, 1999. The analysis yielded multiples of the purchase price in these transactions relative to:

     1.   Book value ranging from 1.64 times to 2.95 times with an average of
2.36 times and a median of 2.50 times (compared with the multiples implied in the Merger of 1.85 times December 30, 1998 book value for Sweet Water);

     2. Last twelve months earnings ranging from 14.2 times to 40.6 times with an average of 26.1 times and a median of 23.4 times (compared with the multiples implied in the Merger of 16.4 times last twelve months earnings as of December 30, 1998 for Sweet Water);

     3. Total assets ranging between 17.7% and 26.8% with an average of 22.3% and a median of 22.4% (compared with the multiples implied in the Merger of 20.0% of December 30, 1998 total assets for Sweet Water); and

     4. Total deposits ranging from 20.0% to 31.6% with an average of 25.4% and a median of 24.6% (compared with the multiples implied in the Merger of 22.5% of deposits as of December 30, 1998 for Sweet Water).

     The second set of comparable transactions consisted of a group of comparable transactions based upon the profitability, asset size and geographic market area of Sweet Water for which pricing data were available. These comparable transactions specifically consisted of forty-five mergers and acquisitions of banks in the Southeast with total assets of less than $100 million and which were announced or completed between June 1, 1998 and June 23, 1999. The analysis yielded multiples of the purchase price in these transactions relative to:

     1.   Book value ranging from 1.27 times to 3.49 times with an average of
2.36 times and a median of 2.27 times (compared with the multiples implied in the Merger of 1.85 times December 30, 1998 book value for Sweet Water);

     2. Last twelve months earnings ranging from 12.9 times to 58.1 times with an average of 26.2 times and a median of 21.5 times (compared with the multiples implied in the Merger of 16.4 times last twelve months earnings as of December 30, 1998 for Sweet Water);

     3. Total assets ranging between 7.5% and 51.1% with an average of 24.2% and a median of 22.9% (compared with the multiples implied in the Merger of 20.0% of December 30, 1998 total assets for Sweet Water); and

     4. Total deposits ranging from 7.9% to 88.1% with an average of 28.6% and a median of 25.5% (compared with the multiples implied in the Merger of 22.5% of deposits as of December 30, 1998 for Sweet Water).

     Discounted Cash Flow Analysis. Using discounted cash flow analysis, the Advisor estimated the present value of the future after-tax cash flow streams that Sweet Water could produce through the year 2003, under various circumstances, assuming that it performed in accordance with the earnings/return projections provided by management.


     The Advisor estimated the terminal value for Sweet Water at the end of 2003 by capitalizing the final period projected earnings by the quotient of
(i) the assumed annual growth rate of the earnings of Sweet Water plus one and
(ii) the difference between a range of required rates of return and the assumed annual growth rate of earnings in (i) above. This produced a range of terminal values per share of $147.00 to $184.00. The Advisor then discounted the annual cash flow streams (defined as all earnings in excess of that required to maintain a tangible equity to asset ratio of 6.0%) and the terminal values using discount rates ranging from 12% to 14%. The discount range was chosen to reflect different assumptions regarding the required rates of return of Sweet Water and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $128.00 to $159.00, compared to the value per share of the Merger consideration to Sweet Water stockholders of $178.02 as of June 23, 1999.

     Comparable Company Analysis. The Advisor compared selected stock market results of South Alabama to the publicly available corresponding data of other composites which the Advisor deemed to be relevant, including SNL
Securities, L.P.'s (i) index of all publicly traded banks and (ii) the SNL index of banks with assets of less than $500 million and (iii) the S&P 500. Although South Alabama's common stock price has exhibited some recent weakness relative to the selected indices, this weakness in itself is not material to the fairness from a financial point of view of the Merger consideration to be received by stockholders of Sweet Water as of the date of the Fairness Opinion.

     No company or transaction used in the comparable company and comparable transaction analyses is identical to Sweet Water, South Alabama or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Sweet Water and South Alabama and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

     Pursuant to an engagement letter dated January 22, 1999, between Sweet Water and the Advisor, Sweet Water agreed to pay the Advisor a fee of $10,000.


     Sweet Water also agreed to indemnify and hold harmless the Advisor and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of the Advisor or any matter for which the Advisor may have strict liability.

     The Fairness Opinion is directed only to the question of whether the Merger consideration is fair from a financial perspective and does not constitute a recommendation to any Sweet Water shareholder to vote in favor of the Merger.
No limitations were imposed on the Advisor regarding the scope of its investigation or otherwise by Sweet Water.

     Based on the results of the various analyses described above, the Advisor concluded that the Merger consideration to be received by Sweet Water shareholders pursuant to the Merger is fair from a financial point of view.


Effective Date and Effective Time

     Articles of Merger will be filed with the Secretary of State of the State of Alabama (the "Secretary of State") as soon as practicable after all conditions contained in the Merger Agreement have been satisfied or lawfully waived, including receipt of all regulatory approvals and expiration of all statutory waiting periods, and the approval of the Merger Agreement by the shareholders of Sweet Water. The Effective Time of the Merger will be the later of the time stated in the Articles of Merger or the time the Articles of Merger are filed with the Secretary of State. The Effective Date of the Merger will be the day on which the Effective Time occurs.

Background of and Reasons for the Merger

     Since 1991, management of South Alabama has considered various possibilities for increased asset and earnings growth, including possible new branches, acquisition of existing branches of other area banks and the chartering of new banks within southern Alabama. Since 1993, South Alabama has acquired through mergers four banks in southern Alabama.

     Background of the Merger. In the past several years, Sweet Water has been approached by several institutions who expressed an interest in merging with Sweet Water. About two years ago, Sweet Water received an unsolicited and very informal call to discuss a possible merger with a much larger bank in a city about one hour from Sweet Water. Representatives of each of the banks held several meetings by phone and in person to discuss a possible merger. After careful consideration, the Board of Directors of Sweet Water determined that the proposed merger consideration was not of sufficient value to the shareholders of Sweet Water, and those merger negotiations were discontinued.

     Sweet Water was next approached by a holding company in West Central Alabama in June of 1996. Again, the Board of Directors determined the offered consideration was insufficient, and the merger negotiations were terminated.

     In July of 1996, Sweet Water was approached by a holding company of a large bank in the middle of the state to discuss the possibility of a merger. Executives of Sweet Water met with the holding company chairman and his attorney on several occasions, and talks progressed to the point that the chairman and the attorney made a formal presentation to the Sweet Water
Board of Directors.   After several weeks of further discussions and
negotiations, the Sweet Water Board declined to sign a letter of intent.
The Board of Directors of Sweet Water determined that the consideration being offered was inadequate and that the two companies were not compatible in their philosophies of management.


     In June of 1998, The Commercial National Bank of Demopolis announced that it intended to merge with South Alabama Bancorporation. Several Executives and Board Members of Sweet Water had contacts with The Commercial National Bank. These contacts spoke well of South Alabama and its philosophies of business and bank management.

     In July of 1998, representatives from Sweet Water were approached by representatives of South Alabama Bancorporation to entertain the possibility of a merger. After several meetings, a team of executive officers from South Alabama made a presentation to Sweet Water's
Board on the history of South Alabama and their plans for the future.
The Board of Directors of Sweet Water was impressed with this presentation and South Alabama's system of bank management. After a period of negotiation on per share price, a plan for the tax-free exchange of Sweet Water common stock for South Alabama common stock was agreed on, and a letter of intent was signed.

     Sweet Water held several more meetings and negotiated with South Alabama in December of 1998 and the first quarter of 1999. The Board engaged Alex Sheshunoff & Co. to examine the fairness of the merger consideration to the Sweet Water shareholders. At a meeting of the Board of Directors of Sweet Water on March 30, 1999, Alex Sheshunoff & Co. rendered a preliminary opinion that the merger consideration was fair to the shareholders of Sweet Water from a financial point of view. The Board of Directors approved the Merger
Agreement and authorized its executive offers to execute and fulfill the agreement.

     Reasons for the Merger. Numerous factors were considered by the two Boards in approving the Merger and, in the case of Sweet Water, in recommending the terms of the Merger to its shareholders. They included an analysis of the financial structure, results of operations and prospects of South Alabama and Sweet Water, the composition of the businesses of the two organizations, the overall compatibility of the management of the organizations, the tax free nature of the transaction, and the outlook for both organizations in the banking and financial services industry.

     In the last several years South Alabama has focused on expanding its franchise into new markets in the southern half of Alabama, especially in the southwest quadrant of the state. South Alabama's management believes that it must grow to remain competitive in the rapidly changing banking environment.
The addition of Sweet Water is expected to increase the resources available to South Alabama, add stability to its deposit base, allow for a wider distribution of risk and enhance its ability to keep pace with the technological and competitive changes in banking.

     Sweet Water's Board of Directors believes that the Merger is in the best interests of Sweet Water and its shareholders. The Board of Directors of Sweet Water considered a number of factors in deciding to approve and recommend the terms of the Agreement to Sweet Water shareholders. These factors included, among other things: (i) the terms of the proposed transaction; (ii) the financial condition, results of operations, and future prospects of Sweet Water;
(iii)the likelihood that Sweet Water would continue to face significant additional competitive pressures in its market area from larger banking and other financial institutions capable of offering a broad array of financial services, especially considering the general trend in the banking industry favoring mergers:(iv)the economies of scale to be afforded by combining the strengths of Sweet Water State Bank and South Alabama;(v)as a part of a larger and more diverse financial institution, it is anticipated that the Merger will help Sweet Water State Bank reach more customers, add additional products for its customers, diversify its risks, enchance its ability to make larger loans, and, in general, compete more effectively with larger banking institutions (vi) the market value of the consideration to be received by Sweet Water shareholders relative to the book value and earnings per share of Sweet Water common stock; (vii) the competitive and regulatory environment for financial institutions generally; (viii) the fact that the Merger will enable Sweet Water shareholders to exchange their shares of Sweet Water common stock (for which there is no established public trading market) for shares of common stock of a larger and more diversified entity, the stock of which is more widely held and more actively traded; (ix) that the Merger will continue to enable Sweet Water shareholders to hold stock in a financial institution that has historically paid cash dividends to its shareholders; (x) the likelihood of receiving the requisite regulatory approvals; (xi) that it is expected that the Merger will be a tax-free transaction (except in respect of cash received for Sweet Water common stock) for federal income tax purposes; (xii) the appeal of South Alabama's current philosophy of maintaining local management and allowing local management a high level of autonomy, particularly as to loan decisions; (x) the fact that South Alabama presently contemplates continuing to use Sweet Water State Bank's long established name in the community; (xiv) the expectation that the Merger will decrease Sweet Water's dependency on the local timber industry; and (xv) the prospect of minimal job displacement among the two companies. The Board of Directors also took into account an opinion received from Alex Sheshunoff & Co. Investment Banking that the consideration to be received by the shareholders of Sweet
Water in the Merger, as determined in the Agreement, is fair, from a financial point of view, to them. See "-Opinion of Financial Advisor." The foregoing discussion of the information and factors considered by the Sweet Water Board of Directors is not intended to be exhaustive of the factors considered by the Board of Directors. The Sweet Water Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors. In addition, management of South Alabama made it clear to Sweet Water's Board of Directors that there could be no assurance that factors (xii) and (xiii) listed above would continue indefinitely. See "Available Information," "Incorporation of Certain Documents by Reference," "Comparative Market Prices and Dividends" and "Business of Sweet Water."

Surrender of Certificates

     As promptly as practicable after the Effective Time, South Alabama Trust Company, acting in the capacity of exchange agent for South Alabama (the "Exchange Agent"), will mail to each former holder of record at the record date of Sweet Water common stock a form letter of transmittal, together with instructions and a return mailing envelope (collectively, the "Exchange Materials"), for the exchange of such holders' Sweet Water common stock certificates for cash and certificates representing shares of South Alabama common stock. Holders of Sweet Watwe common stock should not send in their certificates until they receive the exchange materials from the Exchange Agent.

     Upon receipt of the Exchange Materials, former holders of Sweet Water common stock should complete the letter of transmittal in accordance with the instructions and mail the letter of transmittal together with all their stock certificates representing shares of Sweet Water common stock to the Exchange Agent in the return envelope provided. Upon receipt of the certificates and related documentation, South Alabama will issue, and the Exchange Agent will mail, to such holder of Sweet Water common stock a check in the amount of any payment in respect of fractional shares of South Alabama common stock payable to the surrendering shareholder and a certificate representing the number of shares of South Alabama common stock to which such holder is entitled pursuant to the Merger Agreement.
 No certificates of South Alabama common stock and no payment in respect of fractional shares will be delivered to a holder of Sweet Water common stock unless and until such holder shall have delivered to the Exchange Agent certificates representing the shares of Sweet Water common stock owned by such holder and in respect of which such holder claims payment is due, or such documentation and security in respect of lost or stolen certificates as may be required by the Exchange Agent.

     Former shareholders of record of Sweet Water on the Record Date will be entitled to vote after the Effective Time at any meeting of South Alabama shareholders the number of whole shares of South Alabama common stock into which such holders' respective shares of Sweet Water common stock are converted, regardless of whether such holders have exchanged their certificates representing Sweet Water common stock for certificates representing South Alabama common stock.

     Beginning six months after the Effective Time, no dividend or other distribution payable after the Effective Time with respect to South Alabama common stock issued to replace Sweet Water common stock will be paid to the holder of an unsurrendered Sweet Water common stock certificate until the holder surrenders such certificate, at which time such holder will be entitled to receive all previously withheld dividends and distributions, without interest.

     After the Effective Time, there will be no transfers on Sweet Water's stock transfer books of shares of Sweet Water common stock issued and outstanding at the Effective Time. If certificates representing shares of Sweet Water common stock are presented for transfer after the Effective Time, they will be returned to the presenter together with a form of letter of transmittal and exchange instructions.

     Neither South Alabama nor the Exchange Agent shall be liable to a holder of Sweet Water common stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property law.

Conditions to Consummation of the Merger

     The respective obligations of South Alabama and Sweet Water to effect the Merger are subject to the satisfaction of the following conditions prior to the Effective Time: (i) approval of the Merger Agreement and the transactions contemplated thereby by the holders of at least two-thirds (2/3) of the Sweet Water common stock; (ii) approval of the Merger Agreement and the transactions contemplated thereby by the Federal Reserve and the expiration of any applicable statutory waiting period; (iii) receipt of all other regulatory and contractual consents necessary to consummate the transactions contemplated by the Merger Agreement; (iv) absence of any law, regulation, rule, judgment, ruling or order which prohibits or restricts consummation of the transactions contemplated by the Merger Agreement; (v) the Registration Statement of which this Prospectus forms a part will have become effective and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceeding or investigation by the Commission to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws relating to the issuance or trading of the shares of South Alabama common stock issuable pursuant to the Merger shall have been received; (vi) South Alabama shall have received a satisfactory letter from Arthur Andersen LLP to the effect that the merger will qualify for pooling-of-interests accounting treatment; and (vii) South Alabama and Sweet Water shall have received an opinion from counsel to South Alabama to the effect that, for federal income tax purposes, the exchange of Sweet Water common stock for South Alabama common stock will not give rise to recognition of gain or loss to shareholders of Sweet Water (other than to the extent any cash is received) and neither South Alabama nor Sweet Water will recognize gain or loss as a consequence of the Merger.

     The obligations of South Alabama to effect the Merger are further subject to the satisfaction or waiver of the following conditions: (i) each of the representations and warranties of Sweet Water set forth in the Merger Agreement shall be true and correct as of the Effective Time, each of the agreements and covenants of Sweet Water to be performed pursuant to the Merger Agreement prior to the Effective Time shall have been duly performed, and South Alabama shall have received a certificate of Sweet Water to the effect that such obligations have been complied with; (ii) South Alabama shall have received an opinion of counsel to Sweet Water in the form attached to the Merger Agreement; and (iii) Sweet Water's Book Value (as defined in the Merger Agreement) shall be at least $96.40 per share.

     The obligations of Sweet Water to effect the Merger are further subject to the satisfaction or waiver by Sweet Water of the following conditions:
i) each of the representations and warranties of South Alabama set forth in the Merger Agreement shall be true and correct as of the Effective Time, each of the agreements and covenants of South Alabama to be performed pursuant to the Merger Agreement prior to the Effective Time shall have been duly performed, and Sweet Water shall have received a certificate of South Alabama to the effect that such obligations have been complied with; (ii) Sweet Water shall have received an opinion of counsel to South Alabama in the form attached to the Merger Agreement; (iii) the approval for listing on NASDAQ of the shares of South Alabama common stock to be issued in the Merger; and (iv) Sweet Water shall have received the Fairness Opinion from Alex Sheshunoff & Co.
Investment Banking.

Regulatory Approvals

    The Merger will not proceed in the absence of receipt of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained or as to the timing of such approvals. There also can be no assurance that such approvals will not be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the Merger Agreement. Applications for approvals described below have been submitted to the appropriate regulatory agencies.

     South Alabama and Sweet Water are not aware of any material government approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The Merger requires the prior approval of the Federal Reserve, pursuant to
Section 3 of the Bank Holding Company Act (the "BHC Act").    In granting its
approval under Section 3 of the BHC Act, the Federal Reserve must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, or (ii) if its effect in any section of the country may be to lessen substantially competition or to tend to create a monopoly, or (iii) if it would be a restraint of trade in any manner, unless the Federal Reserve finds that any anti-competitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger generally may not be consummated until the 15th day following the date of Federal Reserve approval, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.

     The Federal Reserve approved the Merger on June 3, 1999, and the 15-day waiting period expired on June 18, 1999.

Conduct of Business Pending the Merger

     The Merger Agreement requires that each of Sweet Water and South Alabama preserve intact its business relationships and goodwill, and take no action that would adversely affect the ability of either party to obtain any necessary consents or its ability to perform under the Merger Agreement. In addition, Sweet Water has agreed that, without the consent of South Alabama, it will not:
(i) amend its charter or bylaws; (ii) incur any additional debt except in the ordinary course of business or permit any lien on its assets to exist; (iii) repurchase, redeem or otherwise acquire any of its common stock or declare or pay any dividend, except that it may alter its dividend patterns as required or permitted for pooling-of-interests accounting treatment; (iv) issue or sell any of its common stock or any right to acquire such stock; (v) take any action with respect to any adjustment or reclassification of its common stock or dispose of or encumber any stock of a subsidiary or any other of its assets other than in the ordinary course of business; (vi) acquire any equity interest in any third party other than in connection with foreclosures or by a subsidiary acting in a fiduciary capacity; (vii) grant any increase in compensation to employees or directors or pay any bonus or severance payments, all except in accordance with past practice; (viii) enter into any employment contracts without an unconditional right of termination; (ix) adopt any new employee benefit plan or make any material change to an existing employee benefit plan unless necessary to maintain the tax qualified status of such plan;
(x) make any significant change in accounting method except as required to meet regulatory or other requirements; (xi) commence any litigation other than in accordance with past practice, settle any litigation involving any material liability, or modify, amend or terminate, except in the ordinary course of business, any material contract; (xii) operate other than in the ordinary course of business; or (xiii) fail to file timely any report required to be filed by it with any Regulatory Authority.

     Each party has also agreed to give written notice to the other promptly upon becoming aware of the occurrence of any event which is likely to constitute a Material Adverse Effect within the meaning given to such term in the Merger Agreement or constitute a breach of any of its representations, warranties or covenants contained in the Merger Agreement and to use its reasonable efforts to remedy any such condition or breach.

Commitments with Respect to Other Offers

     Until the termination of the Merger Agreement, and except for the Merger, neither Sweet Water nor any of its directors or officers (or any person representing any of the foregoing) shall solicit inquiries or proposals with respect to, furnish any non-public information it is not legally obligated to furnish, or enter into any contract concerning any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, Sweet Water or any business combination involving Sweet Water (collectively, an "Acquisition Proposal") other than as contemplated by the Merger Agreement. Sweet Water will notify South Alabama immediately if any such inquiries or proposals are received by Sweet Water. SwSeet Water shall instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above. Sweet Water may communicate information about an Acquisition Proposal to its shareholders to the extent that it is required to do so in order to comply with its legal obligations.

     South Alabama shall promptly notify Sweet Water orally and in writing if it receives any inquiry or proposal relating to an Acquisition Proposal. Sweet Water shall keep any such information confidential.

Management and Operations After the Merger

     The Merger Agreement provides for the appointment of the Chairman of Sweet Water's Board of Directors, Stratton F. Lewis, Jr., and Jack O. Kerby, Sr., to the Board of Directors of South Alabama and the election of Stratton F. Lewis, Jr., as an executive officer of South Alabama.

Interests of Certain Persons in the Merger

     Certain of the directors and executive officers of Sweet Water, members of their families and certain of their associates own, or have interests in, 2,700 shares of South Alabama common stock in the aggregate.

     South Alabama has agreed in the Merger Agreement to indemnify present and former directors and officers of Sweet Water against liabilities arising out of actions or omissions occurring at or prior to the Effective Time to the extent South Alabama would have been authorized under the ABCA and Sweet Water's Articles and Bylaws.

     In the normal course of business, South Alabama Bank, The Monroe County Bank, First National Bank, Brewton and The Commercial Bank of Demopolis make loans to their directors and officers and to directors and officers of South Alabama, and Sweet Water State Bank makes loans to its directors and officers and to directors and officers of Sweet Water, including loans to certain related persons and entities. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, and, in the opinion of management of both South Alabama and Sweet Water, do not involve more than the normal risk of collectibility. The amount of these loans by South Alabama Bank, The Monroe County Bank, First National Bank, Brewton and The Commercial Bank of Demopolis to their and South Alabama's directors and officers was 40.0% of shareholders' equity for South Alabama, and the amount of loans by Sweet Water State Bank to its and Sweet Water's directors and officers was 47.1% of shareholders' equity for Sweet Water, both as of March 31, 1999.

Certain Federal Income Tax Consequences

     Neither South Alabama nor Sweet Water has requested or will receive an advance ruling from the Internal Revenue Service as to the tax consequences of the Merger. Hand Arendall, L.L.C., counsel for South Alabama, has delivered an opinion that, for federal income tax purposes, under current law, assuming that the Merger will take place as described in the Merger Agreement and that certain factual matters represented by South Alabama and Sweet Water (including the representation that Sweet Water shareholders will maintain sufficient equity ownership interests in South Alabama after the Merger) are true and correct at the time of consummation of the Merger, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and South Alabama and Sweet Water will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

     Assuming that the Merger will take place as described in the Merger Agreement and that certain factual matters represented by South Alabama and Sweet Water (including the representation that Sweet Water shareholders will maintain sufficient equity ownership interests in South Alabama after the Merger) are true and correct at the time of consummation of the Merger, then, in the opinion of Hand Arendall, L.L.C., the following will be certain of the federal income tax consequences of the Merger: (i) no gain or loss will be recognized by South Alabama and Sweet Water in the Merger; (ii) the shareholders of Sweet Water will recognize no gain or loss upon the exchange of their Sweet Water common stock solely for shares of South Alabama common stock; (iii) the basis of the South Alabama common stock received by the Sweet Water shareholders in the proposed transaction will, in each instance, be the same as the basis of the Sweet Water common stock surrendered in exchange therefor; (iv) the holding period of the South Alabama common stock received by the Sweet Water shareholders will, in each instance, include the period during which the Sweet Water common stock surrendered in exchange therefor was held, provided that the Sweet Water common stock was held as a capital asset on the date of the exchange; (v) the payment of cash to Sweet Water shareholders in lieu of fractional share interests of South Alabama common stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by South Alabama; these cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Code Section 302(a); and
(vi) where solely cash is received by a Sweet Water shareholder in exchange for his Sweet Water common stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of his or her Sweet Water common stock, subject to the provisions and limitations of Code
Section 302.

     The discussion set forth above is included for general information only and is based upon the opinion of Hand Arendall, L.L.C., and applies only to Sweet Water Shareholders who hold Sweet Water common stock as a capital asset, and may not apply to special situations, such as Sweet Water Shareholders, if any, who received their Sweet Water common stock upon exercise of employee stock options or otherwise as compensation and Sweet Water Shareholders that are insurance companies, securities dealers, financial institutions or foreign persons. It does not address the state, local or foreign tax aspects of the Merger or any tax consequences of a subsequent transaction involving South Alabama common stock, including any redemption or transfer of South Alabama common stock. This discussion is based on currently existing provisions of the Code, existing and proposed treasury regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. Each Sweet Water Shareholder should consult his or her own tax advisor with respect to the specific tax consequences of the Merger to him or her, including the application and effect of state, local and foreign tax laws.

Accounting Treatment

     The Merger is expected  to be accounted for as a pooling-of-interests.
The pooling-of-interests method accounts for a business combination as the uniting of ownership interests of two or more companies by exchange of equity securities. The recorded assets and liabilities of South Alabama and Sweet Water will be carried forward to the combined corporation at their recorded amounts. Income of the combined corporation will include income of South Alabama and Sweet Water for the entire fiscal period in which the combination occurs. The reported income of South Alabama and Sweet Water for prior periods will be combined and restated as income for the combined corporation. The unaudited pro forma financial information contained in this Prospectus has been prepared using the pooling-of-interests method of accounting. The Merger Agreement provides that a condition to consummation of the Merger is receipt of a letter from Arthur Andersen LLP, the independent auditor for South Alabama, confirming that the Merger qualifies for pooling-of-interests accounting treatment.

Expenses and Fees

     The Merger Agreement provides that each of the parties will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the Agreement. It is expected that the total expenses and fees for South Alabama and Sweet Water will be approximately $42 thousand and $60 thousand, respectively.

Resales of South Alabama Common Stock

     The shares of South Alabama common stock issued pursuant to the Merger Agreement will be freely transferrable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an "affiliate" (generally including, without limitation, directors, certain executive officers and certain principal shareholders of Sweet Water) for purposes of Rule 145 under the Securities Act as of the date Sweet Water shareholders voted on the Merger Agreement. Affiliates may not sell their shares of South Alabama common stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act and until such time as financial results covering at least 30 days of combined operations of South Alabama and Sweet Water after the Merger have been published. South Alabama may place restrictive legends on certificates representing South Alabama common stock issued to all persons who are deemed "affiliates" under Rule 145. In addition, Sweet Water has agreed to use its reasonable efforts to cause each person or entity that is an "affiliate" to enter into a written agreement in substantially the form attached to the Merger Agreement relating to such restrictions on sale or other transfer. This Prospectus does not cover resales of South Alabama common stock received by any person who may be deemed to be an affiliate of Sweet Water.


                  PRO FORMA FINANCIAL INFORMATION

Pro Forma Combined Condensed Consolidated Statement of Condition

     The following unaudited Pro Forma Combined Condensed Consolidated Statement of Condition combines the historical consolidated statements of condition of South Alabama and Sweet Water giving effect to the Merger, which will be accounted for as a pooling-of-interests, as if it had been completed, and the issuance of 850,200 shares of South Alabama common stock occurred, on March 31, 1999, after giving effect to the pro forma adjustments described in the accompanying footnotes. No provision has been reflected for expenses related to the Merger, which are not expected to have a material impact on financial condition. This financial data should be read in conjunction with the historical consolidated financial statements, including the respective notes thereto, of South Alabama, which are incorporated by reference in this Prospectus, and the historical consolidated financial statements of Sweet Water, which appear elsewhere in this Prospectus, and with the condensed consolidated historical and other pro forma financial information, including the notes thereto, appearing elsewhere in this Prospectus. See "Available Information," "Incorporation of Certain Documents by Reference," and Appendix C hereto. This pro forma financial information is not necessarily indicative of the actual financial position that would have occurred had the Merger been consummated on March 31, 1999, nor is it necessarily indicative of future financial position.

Pro Forma Condensed Consolidated Statement of Condition
As of March 31, 1999 (Unaudited)
(In Thousands)



                                  HISTORICAL
                               South      Sweet       PRO FORMA      PRO FORMA
                               Alabama    Water       ADJUSTMENTS    COMBINED

ASSETS
  Cash and cash equivalents    $ 28,322   $ 6,196                    $ 34,518
  Investment securities         154,556    14,288                     168,844
  Loans, net                    298,998    33,344                     332,342
  Premises and equipment, net    11,196     1,279                      12,475
  Intangible assets               4,527         0                       4,527
  Other assets                    6,383     1,124                       7,507
   Total assets                $503,982   $56,231                    $560,213


LIABILITIES
  Deposits                     $428,684   $49,926                    $478,610
  Short-term borrowings           6,386         0                       6,386
  Federal Home Loan Bank
   borrowings                     6,000         0                       6,000
  Other liabilities               3,719       484                       4,203
   Total liabilities            444,789    50,410                     495,199

SHAREHOLDERS' EQUITY
  Common stock                       77        60     $(51)a               86
  Capital surplus                37,126       648       51             37,825
  Accumulated other
   comprehensive income             854       (30)                        824
  Retained earnings              21,136     5,143                      26,279
   Total shareholders' equity    59,193     5,821        0             65,014
   Total liabilities and
    shareholders' equity       $503,982   $56,231     $  0           $560,213

   (a) Reflects issuance of 850,200 shares of South Alabama common stock in exchange for the 60,000 shares outstanding of Sweet Water.

Pro Forma Combined Condensed Consolidated Statements of Income

     The following unaudited Pro Forma Combined Condensed Consolidated Statements of Income have been prepared giving effect to the Merger as if it had been completed, and the issuance of 850,200 shares of South Alabama common stock occurred, on March 31, 1999, presented on a pooling-of-interest accounting basis. No provision has been reflected for expenses related to the Merger, which are not expected to have a material impact on results of operations. This financial data should be read in conjunction with the historical consolidated financial statements, including the respective notes thereto, of South Alabama, which are incorporated by reference in this Prospectus, and of Sweet Water, which appear elsewhere in the Prospectus, and with the condensed consolidated historical and other pro forma financial information, including the notes thereto, appearing elsewhere in this Prospectus. See "Available Information," "Incorporation of Certain Documents by Reference," and Appendix C hereto. This pro forma financial information is not necessarily indicative of the actual operating results that would have occurred had the Merger been consummated on March 31, 1999, nor is it necessarily indicative of future operating results.

Pro Forma Combined Condensed Consolidated Statement of Income (Unaudited)
(In Thousands Except Per Share Data)



                         Three Months Ended
                           March 31, 1999         Year Ended December 31,
                                              1998        1997        1996


Interest revenue         $ 9,812              $ 38,070    $ 34,462    $ 28,239
Interest expense           4,480                17,552      15,041      12,215

Net interest revenue       5,332                20,518      19,421      16,024
Provision for loan losses    151                   571         419         338
Non-interest revenue       1,071                 4,515       4,044       3,335
Non-interest expense       4,105                16,106      14,758      12,274

Income before income
 taxes                     2,147                 8,356       8,288       6,747
Income taxes                 596                 2,267       2,174       1,921
Net income               $ 1,551              $  6,089    $  6,114    $  4,826

Basic net earnings
 per share:              $  0.18              $   0.72    $   0.73    $   0.71
Diluted earnings
 per share:              $  0.18              $   0.71    $   0.72    $   0.70


              COMPARATIVE MARKET PRICES AND DIVIDENDS
Market Prices

     South Alabama. The South Alabama common stock is traded on the NASDAQ Stock Market under the symbol "SABC." The following table sets forth the high and low closing sale prices for the South Alabama common stock, adjusted for a three-for-two stock split that occurred in mid-1998 (the "Stock Split").
The stock prices do not include retail mark-up, mark-down or commissions. Trades have generally occurred in small lots, and the prices quoted are not necessarily indicative of the market value of a substantial block.




                         Closing Sales Prices Per Share
                               High              Low


1999
First Quarter                  $16.50             $13.63


1998
First Quarter                  $18.83             $14.00
Second Quarter                  20.67              15.33
Third Quarter                   24.75              15.00
Fourth Quarter                  16.25              13.50

1997
First Quarter                  $10.50             $ 8.33
Second Quarter                  12.00               8.67
Third Quarter                   14.30               8.83
Fourth Quarter                  16.37              13.17

          On October 26, 1998, the last business day prior to public announcement that South Alabama and Sweet Water had agreed in principle to combine, and on April 1, 1999, the last business day prior to the execution of the Merger Agreement, the closing sales prices per share of South Alabama common stock, as reported on NASDAQ, were $14.50 and $13.875, respectively.

     Sweet Water shareholders should obtain current market quotations for South Alabama common stock.

     Sweet Water.   There has been no active or established public trading
market for the common stock of Sweet Water, and, accordingly, there is no published information with respect to market prices of Sweet Water common stock. Management is aware that shares of Sweet Water's common stock were sold in one private transaction during the past three years, although sales may have taken place of which, and at prices at which, management is unaware. The most recent sale of which management is aware occurred in April, 1997, when 100 shares were sold at a price of $100 per share. Such price may or may not reflect the market price of Sweet Water common stock, and the Board of Directors of Sweet Water makes no representation to that effect.

Dividends

     South Alabama declared regular quarterly cash dividends per share, as adjusted for the Stock Split, totaling $.247 in 1996, $.266 in 1997, and $.318 in 1998. In 1997, a special cash dividend of $.833, as adjusted for the Stock Split, was declared. During the past two years, Sweet Water has declared cash dividends of $4.25 per share for 1997 and $4.50 per share for 1998. Future dividends on shares of South Alabama (assuming the Merger is consummated) or of both South Alabama and Sweet Water (assuming the Merger is not consummated) will depend on their respective earnings, financial condition and other relevant factors, including governmental policies and regulations. See "Supervision, Regulation and Effects of Governmental Policy Bank Regulation."


            DESCRIPTION OF SOUTH ALABAMA CAPITAL STOCK

     South Alabama's Articles of Incorporation currently authorize the issuance of 20,000,000 shares of common stock, $0.01 par value, and up to 500,000 shares of preferred stock. As of the date of this Prospectus, 7,735,425 shares of South Alabama common stock are issued and outstanding, and no preferred stock has been issued. In addition, approximately 151,587 shares of South Alabama common stock are subject to acquisition through the exercise of options under South Alabama's Incentive Stock Option Plan. The capital stock of South Alabama does not represent or constitute a deposit account and is not insured by the FDIC, the Bank Insurance Fund, the Savings Association Insurance Fund or any governmental agency.

     All of the South Alabama common stock outstanding is, and all South Alabama common stock to be issued in connection with the Merger will be, fully paid and non-assessable. No South Alabama common stock is subject to call.

     South Alabama common stock may be issued at such time or times and for such consideration (not less than the par value thereof) as the South Alabama Board of Directors may deem advisable, subject to such limitations as may be set forth in the law of the State of Alabama or in regulations or orders applicable to South Alabama and its subsidiaries. South Alabama Trust Company is the Registrar and Transfer Agent for shares of South Alabama common stock.

     Holders of South Alabama common stock are entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by South Alabama's Board of Directors. South Alabama has the right to, and may, from time to time, enter into borrowing arrangements or issue debt instruments the provisions of which may contain restrictions on payment of dividends or other distributions on South Alabama common stock. As of the date of this Prospectus, no such restrictions are in effect.

     In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of South Alabama, after distribution in full of the preferential amounts, if any, to be distributed to holders of South Alabama's preferred stock, should any be issued, holders of South Alabama common stock will be entitled to receive all of the remaining assets of South Alabama of whatever kind available for distribution to shareholders ratably in proportion to the number of shares of South Alabama common stock held.
The South Alabama Board of Directors may distribute in kind to the holders of South Alabama common stock such remaining assets of South Alabama or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of South Alabama common stock. Neither the merger or consolidation of South Alabama into or with any other corporation, nor the merger of any other corporation into it, nor any purchase or redemption of shares of stock of South Alabama of any class, shall be deemed to be a dissolution, liquidation or a winding-up of South Alabama for purposes of this paragraph.

     Because South Alabama is a holding company, its rights and the rights of its creditors and shareholders, including the holders of South Alabama common stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that South Alabama itself may be a creditor having recognized claims against such subsidiary.

     Except as provided by law, each holder of South Alabama common stock shall have one vote on all matters voted upon by shareholders with respect to each share of South Alabama common stock held. Holders of South Alabama common stock do not have cumulative voting rights in the election of directors.

     Holders of South Alabama common stock are not entitled to preemptive rights with respect to any shares or other securities of South Alabama which may be issued.

     South Alabama's Articles of Incorporation permit the issuance of preferred stock in one or more series having such voting powers and other terms and conditions, as may be determined in the discretion of the South Alabama Board of Directors.

             EFFECT OF MERGER ON RIGHTS OF SHAREHOLDERS

     South Alabama and Sweet Water are both Alabama corporations subject to the provisions of the ABCA. Shareholders of Sweet Water, whose rights are governed by Sweet Water's Articles of Incorporation and Bylaws will, upon consummation of the Merger, become shareholders of South Alabama. The rights of such shareholders as shareholders of South Alabama will then be governed by South Alabama's Articles of Incorporation and Bylaws and will continue to be governed by the ABCA.

     The following summary sets forth certain material differences between the rights of a Sweet Water shareholder under Sweet Water's Articles of Incorporation and Bylaws, and the rights of a South Alabama shareholder under South Alabama's Articles of Incorporation and Bylaws, but does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the ABCA and the Articles of Incorporation and Bylaws of Sweet Water and South Alabama.

Authorized Capital Stock

     South Alabama's Articles of Incorporation authorize the issuance of up to 20,000,000 shares of South Alabama common stock ($0.01 par value each), and 500,000 shares of preferred stock (no par value), of which 7,735,425 shares of South Alabama common stock were issued and outstanding as of July 27, 1999.

     Sweet Water's Articles of Incorporation authorize the issuance of up to 60,000 shares of Sweet Water common stock ($1.00 par value each), of which all 60,000 shares were issued and outstanding as of July 27, 1999.

Required Shareholder Votes

     South Alabama's Articles of Incorporation provide that the vote of 75% or more of the shares entitled to vote will be required to approve any merger or consolidation of South Alabama with or into any other "related" corporation or the sale, lease, exchange or other disposition of a substantial part (20%) of South Alabama's assets to such a related corporation, if the related corporation or its affiliates are the beneficial owners of 5% or more of the outstanding capital stock of South Alabama. The above 75% vote requirement does not apply if (i) a 75% vote of the directors is obtained or (ii) South Alabama owns 50% or more of the voting stock of such related corporation.

     Sweet Water's Articles of Incorporation and Bylaws contain no similar provision.

Action by Written Consent

     The ABCA provides that shareholders may take action without a meeting if consent in writing to such action is signed by all of the shareholders entitled to vote on the action, unless otherwise provided in the Articles of Incorporation. South Alabama's Articles of Incorporation prohibit shareholder action by unanimous written consent.

     Sweet Water's Bylaws specifically authorize shareholder action by unanimous written consent.

Amendment of Articles of Incorporation

     South Alabama's Articles of Incorporation may be amended as permitted by the ABCA, but require a vote of the shareholders holding at least 75% of the stock to change any of those sections of its Articles of Incorporation relating to (i) mergers with related corporations, (ii) action by shareholders by written consent, (iii) calling of special meeting of the shareholders or
(iv) nomination of a director for election at an annual meeting of the shareholders, provided, however, that this 75% vote requirement does not apply if the amendment in question receives the affirmative vote of not less than 75% of the directors.

     Sweet Water's Articles of Incorporation may be amended as permitted by the ABCA.

Amendment of Bylaws

     South Alabama's Bylaws provide that they may be amended by majority vote at any regular or special meeting of the Board of Directors or the shareholders if notice of such amendment is included in notice of the meeting.

     Sweet Water's Bylaws may be amended by either its shareholders or directors, except that its directors may not amend the Bylaws to change the number of shares necessary to constitute a quorum at a shareholder meeting.

Directors

     South Alabama's Articles of Incorporation provide that in order for a shareholder to nominate a director for election at an annual shareholders' meeting, such shareholder must give South Alabama's Secretary notice of such nomination no less than 30 and no more than 60 days prior to such meeting, unless such requirement is waived in advance of the meeting by the Board of
Directors.   South Alabama's Bylaws provide that the number of directors shall be between three and twenty-five, inclusive, and shall be set by the directors within that range. South Alabama's Bylaws permit the Board of Directors to fill vacancies and newly created board seats.

     Sweet Water's Bylaws require at least 60 but not more than 90 days notice to nominate a director. The number of directors for Sweet Water is set by its Board of Directors. Sweet Water's Bylaws require the shareholders to elect directors to fill newly created board seat.

Director Liability

     South Alabama's Articles of Incorporation contain a provision which limits, to the extent permitted by the ABCA, the liability of South Alabama directors for action or inaction as a director.

     Sweet Water's Articles of Incorporation do not contain any provision limiting the liability of directors.

Effect of the Merger on Sweet Water Shareholders

     As of July 27, 1999 , Sweet Water had 162 shareholders of record and 60,000 outstanding shares of common stock. As of July 27, 1999 South Alabama had 7,735,425 shares of South Alabama common stock outstanding with 989 stockholders of record.

     Assuming that no dissenters' rights of appraisal are exercised in the Merger, and assuming a Market Price of South Alabama common stock of $13.54 at the Effective Time (which was the average market value during the preceding 20 trading days calculated as of July 27, 1999), an aggregate amount of 850,200 shares of South Alabama common stock would be issued to the shareholders of Sweet Water pursuant to the Merger. These shares would represent approximately 9.9% of the total shares of South Alabama common stock outstanding after the Merger.

     The issuance of South Alabama common stock pursuant to the Merger will reduce the percentage interest of South Alabama common stock currently held by each principal shareholder and each director and officer of South Alabama. Based upon the foregoing assumptions, as a group, the current directors and officers of South Alabama, who own approximately 25.98% of South Alabama's outstanding shares, would own approximately 23.41% after the Merger.

     As noted above, the foregoing statements are based on assumptions, and the Market Price of South Alabama common stock may differ from those assumptions, causing actual results in the Merger to vary from the assumed results set forth above.


          SWEET WATER MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion and financial information are presented to aid in an understanding of the current financial position and results of operations of Sweet Water and its subsidiary on a consolidated basis and should be read in conjunction with the Financial Statements and Notes thereto included herein. The emphasis of this discussion will be on the years 1998, 1997, 1996, 1995 and 1994. All yields presented and discussed herein are based on the cash basis and not on the tax-equivalent basis.

     This discussion contains certain forward looking statements with respect to the financial condition, results of operation and business of Sweet Water and its subsidiary on a consolidated basis related to, among other things:

     (a) trends or uncertainties which will impact future operating results, liquidity and capital resources, and the relationship between those trends or uncertainties and non-performing loans and other loans;

     (b) the effect of the market's perception of future economic conditions, future inflation, real returns and the monetary policies of the Federal Reserve Board on short and long term interest rates;

     (c) the effect of interest rate changes on liquidity and interest rate sensitivity management; and

     (d)  possible disruptions relating to the "Year 2000 problem."

     These forward looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the following possibilities:

     (a) Sweet Water encounters difficulty in integrating with the operations of South Alabama; and

     (b) general economic conditions, either nationally or in Alabama, are less favorable than expected.

     At December 31, 1998, Sweet Water had total assets of approximately $53.5 million and operated two banking locations in Marengo County and one banking location in Clarke County. Sweet Water's sole business is banking; therefore, loans and investments are the principal sources of income.

FINANCIAL CONDITION

     From 1994 to 1997 Sweet Water experienced slow but steady growth in average assets. Average net loans grew from $23.4 million in 1994 to $25.4 million in 1997, and average deposits grew from $34.7 million to $38.0 million during the same period. The loan to deposit ratio remained fairly constant during this period, ranging from 62% to 68%. In 1998, average assets began to
grow at a faster pace, increasing 13.7% from 1997 to 1998.   Deposits increased
14.8% from 1997 to 1998 and this increase was used to partially fund an increase of 25.2% in net loans during the same period. The remaining increase in loans was funded by a decrease in the investment portfolio. Average shareholders' equity grew from $4.1 million in 1994 to $5.8 million in 1998.

Average Assets and Liabilities
Distribution of Average Assets, Liabilities and Shareholders' Equity
(In Thousands)



                                              1998       1997       1996       1995       1994
Average Assets:
  Cash and non-interest bearing deposits    $ 1,625    $ 1,193    $ 1,370    $ 1,396    $ 1,361
  Interest bearing deposits                      43        100        100         78        873
  Federal funds sold                          2,027      1,455      1,202      1,129      1,430
  Investment securities - taxable             5,506      7,875      8,245      6,668      5,325
  Investment securities - nontaxable          6,966      6,185      6,982      6,768      5,166
  Loans, net                                 31,866     25,446     23,397     22,700     23,392
  Premises and equipment, net                   749        579        520        548        568
  Other real estate owned, net                    5         85        153         11          0
  Deferred tax asset                             53         87         81         63         48
  Intangible assets                               0          0          0          0          0
  Other assets                                  970        790        801        725        889
    Average Total Assets                    $49,810    $43,795    $42,851    $40,086    $39,052

Average Liabilities:
  Non-interest bearing demand deposits      $ 5,666    $ 4,945    $ 5,150    $ 5,012    $ 4,780
  Interest bearing demand deposits            4,802      5,704      5,242      4,042      4,060
  Savings deposits                            3,793      3,834      3,776      3,407      3,153
  Time deposits                              29,368     23,514     23,256     22,728     22,660
   Total Deposits                           $43,629    $37,997    $37,424    $35,189    $34,653

Short-term borrowings                             0          0          0          1          1
Long term debt                                    0          0          0          0          0
Deferred tax liability                            9         11         19         14          8
Other liabilities                               326        364        368        271        259
Shareholders' equity                          5,846      5,423      5,040      4,611      4,131
Average Total Liabilities and
      Shareholders' Equity                  $49,810    $43,795    $42,851    $40,086    $39,052

Loans

Loan growth was slow at Sweet Water from 1994 to 1996.   In September, 1997,
a branch of Sweet Water State Bank was opened in Thomasville in Clarke County. The branch has experienced rapid growth in loans and contributed most of the 21.5% increase from year-end 1997 to year-end 1998. At December 31, 1998, commercial, financial and agricultural loans represented 18.3%, real estate represented 47.7%, and consumer loans represented 34.0% of total loans, respectively.

     Of the commercial, financial and agricultural loans and real estate loans outstanding at year-end 1998, $19.4 million or 80.9% were available for repricing within one year either because of maturities or because they contained variable rate terms.

     The table below shows the classification of loans by major category at December 31, 1998 and 1997. The second table depicts maturities of selected loan categories and the interest rate structure for such loans maturing after one year.

Distribution of Loans by Category
(In Thousands)

                                                            December 31,
                                          ---------------------------------------------------
                                            1998       1997       1996       1995       1994
Commercial, financial and agricultural    $ 6,661    $ 7,113    $ 4,778    $ 4,611    $ 5,799
Real estate - construction                      0          0         91          0         61
Real estate - mortgage                     17,323     12,583     11,355     11,355     11,629
Installment                                12,346     10,171      8,973      7,898      7,444
Total Loans                               $36,330    $29,867    $25,197    $23,864    $24,933
Less unearned loan income                  (1,310)    (1,165)      (483)      (519)      (515)
Allowance for loan losses                    (416)      (227)      (307)      (287)      (237)
     Net Loans                            $34,604    $28,475    $24,407    $23,058    $24,181

Selected Loans by Type and Maturity
(In Thousands)


                                         December 31, 1998
                                           Maturing
                              ----------------------------------------------
                              After One
                              Within       But Within    After
                              One  Year    Five Years    Five Years    Total
Commercial, financial
 and agricultural             $ 6,661      $    0        $0            $ 6,661
Real estate - Construction          0           0         0                  0
Real Estate - Mortgage         12,746       4,577         0             17,323
     Total                    $19,407      $4,577        $0            $23,984

Loans maturing after
 one year with:
  Fixed interest rates                     $4,577        $0
  Floating interest rates                       0         0
     Total                                 $4,577        $0


     Sweet Water's rollover/renewal policy consists of a reevaluation of maturing loans to determine whether such loans will be renewed (or rolled over) and, if so, at what amount, rate and maturity.

Investment Securities

     Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities requires that only debt securities as to which Sweet Water has the positive intent and ability to hold to maturity be classified as to be held-to-maturity and reported at amortized cost; all other debt securities are reported at fair value. SFAS No. 115 further requires that unrealized gains and losses on securities classified as trading account assets be recognized in current operations. Securities not classified as to be held-to-maturity or trading are classified as available-for-sale, and the related unrealized gains and losses are excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized.

     Investment securities not classified as available-for-sale or trading are carried at cost, adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted to operations using the straight line method, adjusted to prepayments as applicable. Management has the intent and Sweet Water has the ability to hold these assets as long-term investments until their estimated maturities.

     Securities within the "available for sale" portfolio may be used as part of Sweet Water's asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or similar economic factors. The specific identification method is used to compute gains or losses on the sale of these assets.

     The maturities and weighted average yields of investment securities and securities held for sale at December 31, 1998, are presented in the following table using the average stated contractual maturities. The average stated contractual maturities may differ from the average expected life, because borrowers may have the right to call or prepay obligations. Taxable equivalent adjustments, using a 37% tax rate, have been made when calculating yields on tax-exempt obligations. For purposes of the following table, securities available for sale are shown at amortized cost.

Maturity Distribution of Investment Securities
(Dollars in Thousands)



                                               December 31, 1998 Maturity
                                  ----------------------------------------------------------------------------------
                                                    After one        After five
                                    Within one      but within       but within       After ten
                                       year         five years       ten years        years            Total
                                  -------------     ------------     ------------     ------------     -------------
                                  Amount  Yield     Amount Yield     Amount Yield     Amount Yield     Amount  Yield


Securities Held to Maturity
 US Treasury securities           $   14  7.92%     $  752 6.28%                                       $   752 6.28%
 US Government Agencies              705  8.36          79 7.28      $  380 7.81%     $  564 7.82%       1,037 7.78
 State and political subdivisions    144  8.01       2,399 8.42       3,272 8.27         343 9.55        6,719 8.40
 Other Investments                                     200 7.68                                            344 7.82
Total Securities Held to Maturity    863  8.29       3,430 7.88       3,652 8.22         907 8.47        8,852 8.12


Securities Available for Sale
US Treasury securities               250  5.85         751 6.28                                          1,001 6.17
U.S. Government Agencies                                              1,000 6.46       1,402 6.12        2,402 6.26
State and Political Subdivisions                        80 9.24                                             80 9.24
Other investments                                                                        151 7.25          151 7.25
Total Securities Available
 for sale                            250  5.85         831 6.56       1,000 6.46       1,553 6.23        3,634 6.34
Total Investments                 $1,113  7.75%     $4,261 7.62%     $4,652 7.84%     $2,460 7.06%     $12,486 7.61%


Book Value of Available for Sale Securities
(In Thousands)
                                            December 31,
                                         1998          1997


Securities available for sale
   U.S. Treasury Securities              $1,001        $1,000
   U.S. Government Agencies               2,402           599
   State and Political Subdivisions          80             0
   Other Investments                        151           100
Total                                    $3,634        $1,699


Deposits and Short-Term Borrowings

     The deposit base at Sweet Water remained relatively stable during the years 1993 through 1997, with an average growth of 3.1 percent per year experienced. The mix of deposits remained fairly constant during this period. Increased growth was realized in 1998 compared to 1997, and this growth was aided by the addition of the Thomasville branch. The largest increase occurred in time deposits, a result of special promotional efforts in the Thomasville area.

Average Deposits
(Dollars in Thousands)




                                                 Average for the Year
                        --------------------------------------------------------------------
                                1998                    1997                    1996
                        --------------------    --------------------    --------------------
                        Average      Average    Average      Average    Average      Average
                        Amount       Rate       Amount       Rate       Amount       Rate
                        Outstanding  Paid       Outstanding  Paid       Outstanding  Paid

Non-interest bearing
 demand deposits        $ 5,666      N/A        $ 4,945      N/A        $ 5,150      N/A
Interest bearing
 demand deposits          4,802      3.35%        5,704      3.35%        5,242      3.53%
Savings deposits          3,793      3.72         3,834      3.73         3,776      3.73
Time deposits            29,368      5.70        23,514      5.42        23,256      5.71
Total average deposits  $43,629                 $37,997                 $37,424




     The following table reflects maturities of time deposits of $100,000 or more at December 31, 1998. These time deposits include both certificates of deposit and time deposit open accounts. Deposits of $11.9 million in this category represented 25.1% of total deposits at year-end 1998. Management does not actively pursue these deposits as a means to fund interest earning assets, and, as a result, rates paid on these deposits do not differ from rates paid on smaller denomination certificates of deposit.

Maturities of Time Deposits of $100,000 or More
(In Millions)
     At December 31, 1998

Under                      Over
3               3-12       12
Months          Months     Months      Total
$4.4            $5.2       $2.3        $11.9


Asset/Liability Management

     Effective asset/liability management requires an analysis of liquidity and interest rate risk factors. Decisions relating to the structure of the balance sheet are made after management considers the impact on current and future liquidity needs as well as the effect on the interest rate sensitivity gap.

     Sweet Water's primary market risk is its exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. It is through these strategies that Sweet Water seeks to manage the maturity and repricing characteristics of its balance sheet.

     The modeling techniques used by Sweet Water simulate net interest income and impact on fair values under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet. Under a scenario simulating a hypothetical 100 basis point increase applied to all interest earning assets and interest-bearing liabilities, Sweet Water would expect a net loss in fair value of the underlying instruments of $3.9 million. This hypothetical loss is not a precise indicator of future events. Instead, it is a reasonable estimate of the results anticipated if the assumptions used in the modeling techniques were to occur.

Liquidity

     Liquidity represents the ability of a bank to meet loan commitments as well as deposit withdrawals. Liquidity is derived from both the asset side and liability side of the balance sheet. On the asset side, liquidity is provided by marketable investment securities, maturing loans, federal funds sold and cash and cash equivalents. On the liability side, liquidity is provided by a stable base of core deposits. Additionally, Sweet Water has federal funds lines of credit available if needed.

Interest Rate Sensitivity

     By monitoring Sweet Water's interest rate sensitivity, management attempts to maintain a desired balance between the growth of net interest revenue and the risks that might result from significant changes in interest rates in the market. One tool for measurement of this risk is gap analysis, whereby the repricing of assets and liabilities are matched across certain time frames. The interest sensitivity analysis presented in the table below is based on this type of gap analysis, which assumes that rates earned on interest earning assets and rates paid on interest bearing liabilities will move simultaneously in the same direction and to the same extent. However, the rates associated with these assets and liabilities actually change at different times and in varying amounts. Management must consider various interest rate scenarios in order to make the decisions which will maximize net interest revenue and maintain the desired range of interest rate risk.

     The Interest Sensitivity Analysis table below shows a cumulative one year net asset sensitive position of $10.9 million at December 31, 1998. This positive gap position indicates that in a rising rate environment Sweet Water might experience an increase of its net interest revenue as interest rates earned on interest earning assets would increase faster than rates paid on interest bearing liabilities. Conversely, the table would indicate that in a falling rate environment, Sweet Water might experience a narrowing of the net interest margin.

Interest Sensitivity Analysis
(Dollars in Thousands)


                                        December 31, 1998
                                  --------------------------------------
                                  Interest Sensitive Within (Cumulative)  Non-Interest
                                  --------------------------------------  Sensitive
                                  3 months    3-12 months    1-5 years    Within 5 years    Total

EARNING ASSETS
Loans(1)                          $10,332     $28,946        $36,239      $    91           $36,330
Unearned Income                         0           0              0       (1,310)           (1,310)
Less allowance for loan losses          0           0              0         (416)             (416)
Net loans                          10,332      28,946         36,239       (1,635)           34,604
Investment securities                 670       1,560          5,953        6,557            12,510
Federal funds sold and resale
 agreements                         2,360       2,360          2,360            0             2,360
Interest bearing deposits in
 other financial institutions           0           0              0            0                 0
Total earning assets              $13,362     $32,866        $44,552      $ 4,922           $49,474

LIABILITIES
Non-Interest bearing demand
 deposits                               0           0              0      $ 4,985           $ 4,985
Interest bearing demand
 deposits (2)                     $ 1,030     $ 1,030        $ 1,030        4,764             5,794
Savings deposits (2)                    0           0              0        3,979             3,979
Large denomination time
 deposits                           4,383       9,607         11,899            0            11,899
Other time deposits                 5,506      15,857         20,712            0            20,712
Short-term borrowing                    0           0              0            0                 0
Long-term debt                          0           0              0            0                 0
Total interest bearing
 liabilities                      $10,919     $26,494        $33,641      $13,728           $47,369

Interest sensitivity gap          $ 2,443     $ 6,372        $10,911
Earning assets
 /Interest bearing liabilities       1.22        1.24           1.32
Interest sensitivity gap
 /Earning assets                     0.18        0.19           0.24

  (1)  Non-accrual loans are included in the "Non-Interest Sensitive Within
5 Years" category.
  (2)  Certain types of savings and NOW accounts are included in the "Non-
Interest Sensitive Within 5 Years" category. In Management's opinion these liabilities do not reprice in the same proportions as rate sensitive assets, as they are not responsive to general interest rate changes in the economy.

Capital Resources

     The Federal Reserve and the FDIC require that bank holding companies and banks have a minimum of Tier I capital equal to not less than 4% of risk adjusted assets and total capital equal to not less than 8% of risk adjusted assets. Tier I capital consists of common shareholders' equity. Tier II capital includes reserves for loan losses up to 1.25% of risk adjusted assets. Sweet Water's Tier I capital was $5.7 million at December 31, 1998, and total (Tier I plus Tier II) capital was $6.1 million at December 31, 1998. Tier I and total capital ratios were 13.42% and 14.40%, respectively at December 31, 1998. Both ratios were well above the regulatory minimums.

Risk-Based Capital
(Dollars in Thousands)

                                                          December 31,
                                                       1998         1997


Tier I capital
  Tangible common shareholders' equity                 $ 5,729      $ 5,528
Tier II capital
  Allowable portion of the allowance for
     loan losses                                           416          227
          Total capital (Tier I and Tier II)           $ 6,145      $ 5,755

Risk-adjusted assets                                   $42,675      $31,282
Quarterly average assets                                53,862       46,695
Risk-adjusted capital ratios:
  Tier I capital                                         13.42%       17.67%
  Total capital (Tier I and Tier II)                     14.40%       18.40%

Minimum risk-based capital guidelines
   Tier I capital                                         4.00%        4.00%
   Total capital (Tier I and Tier II)                     8.00%        8.00%

Tier I leverage ratio                                    10.72%       11.84%

RESULTS OF OPERATIONS

Net Interest Revenue

     Net interest revenue increased 5.73% in 1997 compared to 1996 and 15.9% in 1998 compared to 1997. The net yield on interest earning assets increased to 5.36% in 1997 from 5.28% in 1996 and remained relatively unchanged in 1998. In 1997 increased loan volume combined with lower cost time deposit portfolio contributed to the increased margin.

     Presented below is an analysis of net interest income, weighted average yields on earning assets and weighted average rates paid on interest bearing liabilities for the past three years. In order to facilitate comparisons, federally tax-exempt interest on obligations of state and local governments and on industrial revenue bonds has been reflected on a fully taxable equivalent basis, assuming a tax rate of 37%.

Net Interest Revenue
(Dollars in Thousands)



                                        1998                              1997                              1996
                           ------------------------------    ------------------------------    ------------------------------
                           Average      Average  Interest    Average      Average  Interest    Average      Average  Interest
                           Amount       Rate/    Earned/     Amount       Rate/    Earned/     Amount       Rate/    Earned/
                           Outstanding  Yield      Paid      Outstanding  Yield    Paid        Outstanding  Yield    Paid

Interest earning assets
  Taxable securities       $ 5,506      6.90%    $  380      $ 7,875      5.52%    $  435      $ 8,245      5.92%    $  488
  Non-taxable securities     6,966      5.57%       388        6,185      7.21%       446        6,982      6.72%       469
  Total securities          12,472      6.16%       768       14,060      6.27%       881       15,227      6.28%       957
  Loans(1)                  32,111     10.45%     3,357       25,733     10.15%     2,611       23,692     10.46%     2,477
  Federal funds sold         2,027      5.72%       116        1,455      4.54%        66        1,202      5.32%        64
  Deposits                      43      6.98%         3          100      7.00%         7          100      7.00%         7
Total interest
 earning assets             46,653      9.10%     4,244       41,348      8.62%     3,565       40,221      8.71%     3,505

Non-interest earning assets:
 Cash and due from banks     1,625                             1,193                             1,370
 Premises and
  equipment, net               749                               579                               520
 Other real estate               5                                85                               153
 Deferred tax asset             53                                87                                81
 Other assets                  970                               790                               801
 Intangible assets               0                                 0                                 0
 Allowance for loan losses    (245)                             (287)                             (295)
  Total                    $49,810                           $43,795                           $42,851

Interest bearing liabilities
 Interest bearing demand
  and savings deposits     $ 8,595      3.51%    $  302      $ 9,538      3.50%    $  334      $ 9,018      3.61%    $  326
 Time deposits              29,368      5.70%     1,673       23,514      5.42%     1,274       23,256      5.71%     1,328
 Short-term borrowing            0      0.00%         0            0      0.00%         0            0      0.00%         0
 Long-term debt                  0      0.00%         0            0      0.00%         0            0      0.00%         0
  Total interest
   bearing liabilities      37,963      5.20%     1,975       33,052      4.87%     1,608       32,274      5.12%     1,654

Non-interest bearing liabilities
 Demand deposits             5,666                             4,945                             5,150
 Deferred Tax Liability          9                                11                                19
 Other                         326                               364                               368
                             6,001                             5,320                             5,537
Shareholders' equity         5,846                             5,423                             5,040
Total                      $49,810                           $43,795                           $42,851

 Net Interest Revenue                   3.90%    $2,269                   3.75%    $1,957                   3.59%    $1,851

Net yield on interest
 earning assets                         4.86%                             4.73%                             4.60%
Tax equivalent adjustment               0.49%                             0.63%                             0.68%
Net yield on interest
 earning assets (tax equivalent)        5.35%                             5.36%                             5.28%

        (1) Loans classified as non-accruing are included in the average volume classification. Loan Fees for all years shown are included in the interest amounts for loans.

     The following table reflects the sources of interest income and expense between 1998 and 1997 and between 1997 and 1996. The variances resulting from changes in interest rates and the variances resulting from changes in volume are shown.

Analysis of Taxable -Equivalent Interest Increases (Decreases)
(Dollars In Thousands)



                          1998 Change From 1997     1997 Change From 1996
                          ---------------------     ---------------------
                                  Due to(1)                Due to (1)
                                  -------------            ------------
                          Amount  Volume  Rate      Amount Volume Rate
Interest Revenue
Taxable securities        $ (55)  $(141)  $  86     $(53)  $ (21) $(32)
Non-taxable securities      (92)     75    (167)     (36)    (87)   51
Total securities           (147)    (66)    (81)     (89)   (108)   19
Total loans                 746     650      96      134     212   (78)
Federal funds sold           50      29      21        2      12   (10)
Deposits                     (4)     (4)      0        0       0     0
  Total                     645     609      36       47     116   (69)

Interest Expense
Interest bearing demand
 deposits and savings
 deposits                   (32)    (33)      1        8      19   (11)
Other time deposits         399     320      79      (54)     14   (68)
Short-term borrowing          0       0       0        0       0     0
Long term debt                0       0       0        0       0     0
 Total                      367     287      80      (46)     33   (79)
Net interest revenue       $278    $322    $(44)    $ 93   $  83  $ 10

_____________
        (1)  The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the change in each.

Provision for Loan Losses and Allowance for Loan Losses

     Throughout the year management estimates the level of losses inherent in the portfolio to determine whether the allowance for loan losses is adequate to absorb losses in the existing portfolio. The allowance for loan losses is a valuation allowance which quantifies this estimate. Management's judgment as to the amount of anticipated losses on existing loans involves the consideration of current and anticipated economic conditions and their potential effects on specific borrowers; results of examinations of the loan portfolio by regulatory agencies; and management's internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. The amounts ultimately realized may differ from the carrying value of these assets due to economic, operating or other conditions beyond Sweet Water's control.

     While it is possible that in particular periods Sweet Water may sustain losses which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated statements of condition is adequate to absorb estimated losses which may exist in the current loan portfolio.

     Management reviews the loan portfolio and determines the adequacy of the allowance at each quarter end. Appropriate adjustments to the allowance are made through the provision for loan losses.

     The table below sets forth certain information with respect to Sweet Water's average loans, allowance for loan losses, charge-offs and recoveries for the three years ended December 31, 1998.

Summary of Loan Loss Experience
(Dollars in Thousands)





                                                    Year Ended December 31,
                                       ---------------------------------------------------
                                          1998       1997       1996       1995      1994
Allowance for loan losses-
  balance at beginning of period       $   227    $   307    $   287    $   237    $   228

Charge-offs:
 Commercial, financial and
  agricultural                               5         13          0          3          0
 Real estate - construction                  0          0          0          0          0
 Real estate - mortgage                     17         23          0          0         23
 Installment                                81         77         20         15         16
Total charge-offs                          103        113         20         18         39

Recoveries:
 Commercial, financial and
  agricultural                               5          1          3          1          1
 Real estate - construction
 Real estate - mortgage                      0          0          0          1          6
 Installment                                17          9          7          6          8
Total recoveries                            22         10         10          8         15

Net charge-offs                             81        103         10         10         24

Addition to allowance charged to
  operating expense                        270         23         30         60         33

Allowance for loan losses-
  balance at end of period             $   416    $   227    $   307    $   287    $   237

Loans at end of year, net of
 unearned income                       $35,020    $28,702    $24,714    $23,345    $24,418
Ratio of ending allowance to
 ending loans                             1.19%      0.79%      1.24%      1.23%      0.97%
Average loans, net of unearned income  $32,111    $25,733    $23,692    $22,962    $23,619
Non-performing loans                   $   156    $   170    $   224    $    58    $   123
Ratio of net charge-offs to average
 loans                                    0.25%      0.40%      0.04%      0.04%      0.10%
Ratio of ending allowance to
 total non-performing loans             266.67%    133.53%    137.05%    494.83%    192.68%

     Net charge offs in the years 1994, 1995 and 1996 were $24 thousand, $10 thousand and $10 thousand, respectively. In 1997 net charge-offs increased to $103 thousand, primarily a result of one $42 thousand loss. In 1998 net charge-offs decreased to $81 thousand. The ratio of loan loss reserve allowance compared to outstanding loans for the years ended 1998, 1997, 1996, 1995 and 1994 were 1.19%, 0.79%, 1.24%, 1.23% and 0.97%, respectively. Abnormally high charge-offs in 1997 and 1998, an increase in the installment loan portfolio, which traditionally has a higher charge-off percentage, and identification of problem loans required an increase of $270 thousand to loan loss reserves in 1998.


NON-PERFORMING ASSETS

     Non-performing assets are loans on a non-accrual basis, accruing loans 90 days or more past due, renegotiated loans and other real estate owned. Total non-performing assets as a percentage of loans and other real estate owned at year-end 1998 was .45% compared to .90 % at year-end 1997. Total non-performing assets decreased from $412 thousand at year-end 1996 to $260 thousand at year-end 1997 and then were further reduced to $156 thousand at year-end 1998.

     In accordance with regulatory standards, loans are classified as non-accrual when the collection of principal or interest is 90 days or more past due or when, in management's judgment, such principal or interest will not be collectible in the ordinary course of business, unless in the opinion of management the loan is both adequately secured and in the process of collection.

     Not included as non-performing assets are loans totaling $957 thousand at December 31, 1998 as to which management has concerns about the ability of the borrowers to comply with present repayment terms. These credits were considered in determining the adequacy of the allowance for possible loan losses and, while current, are regularly monitored for changes within a particular industry or general economic trends which could cause the borrowers severe financial difficulties. Management does not expect a loss in any of these loans.

     The table below sets forth certain information with respect to accruing loans 90 days or more past due, loans on non-accrual, renegotiated loans and other real estate owned.

Summary of Non-Performing Assets
(In Thousands)

                                    Year Ended December 31,
                                    1998     1997     1996
Accruing loans 90 days or
 more past due                      $ 65     $ 80     $108
Loans on non-accrual                  91       90      116
Renegotiated loans
Total non-performing loans           156      170      224
Other real estate owned                        90      188
Total Non-performing assets         $156     $260     $412

Loans 90 days or more past due
 as a percent of loans              0.19%    0.28%    0.44%
Total non-performing loans
 as a percent of loans              0.45%    0.59%    0.91%
Total non-performing assets as
 a percent of loans and other
 real estate owned                  0.45%    0.90%    1.65%

Non-Interest Revenue and Non-Interest Expense

     Service charges on deposit accounts grew 8.0% in 1997 from 1996 and increased 17.8% in 1998 from 1997. The increases were generated by growth in the number of accounts as well as an increase in certain service charges in 1998. Security gains/losses over the three year period reflect slight repositioning of the investment portfolio. Other revenue increased 52.5% in 1997 compared to 1996 and then decreased 17.8% in 1998 compared to 1997. The increase in 1997 resulted from increases in NSF charges.

     Total non-interest expense increased 22.9% in 1997 and then 17.0% in 1998. The increases were allocated among all categories and primarily resulted from the opening on Sweet Water State Bank's third office in Thomasville in September, 1998. Additional increases resulted from general salary increases and increased building maintenance, office supplies and equipment.


Non-Interest Revenue
(In Thousands)

                                       Year Ended December 31,
                                        1998    1997    1996
Service charges on deposit accounts     $317    $269    $249
Security gains (losses)                   11      10      (7)
Other revenue                             74      90      59
Total                                   $402    $369    $301

Non-Interest Expense
(In Thousands)



                                        Year Ended December 31,
                                         1998      1997      1996
Salaries                               $  939    $  808    $  687
Pension and other employee benefits       174       158       133
Net occupancy expenses                     88        78        49
Furniture and equipment expenses           98        85        72
Other expenses                            475       387       293
Total                                  $1,774    $1,516    $1,234

Income Taxes and Other Issues

     Income tax expense was $113 thousand in 1998 compared to $178 thousand in 1997.

     Because Sweet Water's assets and liabilities are essentially monetary in nature, the effect of inflation on Sweet Water's assets differs greatly from that of most commercial and industrial companies. Inflation can have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation also can have a significant effect on other expenses, which tend to rise during periods of general inflation. Management believes, however, that Sweet Water's financial results are influenced more by its ability to react to changes in interest rates than by inflation.

Year 2000 Compliance

     Sweet Water has conducted its own internal work regarding Year 2000 and is in the process of testing for compliance. It is also upgrading its mainframe computer and expects to be Year 2000 compliant by the end of 1999. To date, Sweet Water has spent approximately $22 thousand and expects to incur approximately $5 thousand in additional expense for this purpose.

     Sweet Water is in the process of identifying its current loan customers for the potential risk presented by these customers and their strategies for addressing the Year 2000 issue. For this purpose, commercial loan customers with loan amounts of $50 thousand and higher are being reviewed and contacted by Sweet Water for purposes of evaluating the risks presented by Year 2000.

     Management believes it has an adequate plan in place to address the Year 2000 issue, and the final outcome is not anticipated to have a material adverse effect on the results of operations of the financial condition of Sweet Water.

     Except as discussed in this Management's Discussion and Analysis, management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the liquidity, capital resources or operations of Sweet Water. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

FIRST THREE MONTHS OF 1999

Financial Condition

     Total assets at March 31, 1999, were $56.2 million compared to $48.2 million at March 31, 1998. Total deposits grew $7.7 million from $42.2 million to $49.9 million. The increase in deposits was used to partially fund an increase of $2.5 million in loans, an increase in federal funds sold of $4.5 million and the increase in the investment portfolio.

Results of Operation

     Net income for the first three months of 1999 was $151 thousand compared to $154 thousand during the same period in 1998. Net interest income decreased 3.5%, primarily due to increased volume in time deposits. Non-interest income increased $17 thousand in the first three months in 1999 compared to the same period in 1998, a result of increased service charges on deposit accounts. Non-interest expense increased 5.0%, or $21 thousand, with most of the increase resulting from an increase in salaries and insurance premiums.

Loan Loss Experience and Non-Performing Assets

     The allowance for loan losses at March 31, 1999, and at March 31, 1998, was, in management's opinion, adequate. Additions to the allowance through the provision are made after an analysis of the portfolio considering past experience, size of the portfolio and current economic conditions. A summary of the activity in the allowance for loan losses for the three month period ending March 31, 1999, and March 31, 1998, are presented below.

Summary of Non-Performing Assets
(Dollars in Thousand)
                                              March 31, 1999
Accruing loans 90 days or
 more past due                                $282
Loans on non-accrual                           140
Renegotiated loans                               0
 Total non-performing loans                    422
Other real estate owned                          0
Total non-performing assets                   $422

Loans 90 days or more past due
 as a percent of loans                         .84%
Total non-performing loans as
 a percent of loans                           1.25%
Total non-performing assets as
 a percent of loans and
 other real estate owned                      1.25%

     Total non-performing assets increased to $422 thousand on March 31,1999, from $156 thousand at year-end 1998. Most of the increase occurred in loans 90 days or more past due. Consequently, total non-performing loans as a percent of loans increased to 1.25% at March 31, 1999, compared to 0.42% at December 31, 1998.

Summary of Loan Loss Experience
(In Thousands)


                                         Three Months Ended
                                    March 31, 1999    March 31, 1998


Allowance for loan losses -
 balance at beginning of period     $416              $227
Charge-Offs                          (13)              (22)
Recoveries                            13                 4
Addition to allowance charged to
 operating expense                     9                30
Balance at end of period            $425              $239




                        BUSINESS OF SWEET WATER

General

     Sweet Water was incorporated under the laws of the State of Alabama on November 8, 1988. Sweet Water is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and owns all of the voting shares of Sweet Water State Bank.

     Sweet Water State Bank commenced operations in 1913. Sweet Water State Bank is a state banking corporation subject to regulation by the Federal Deposit Insurance Corporation ("FDIC") and the Alabama Department of Banking (the "Alabama Department"). Sweet Water State Bank's operations are conducted from its main office located in Sweet Water, Alabama, and branch offices located in Linden and Thomasville, Alabama.

     Sweet Water State Bank provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by Sweet Water State Bank include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, cash management, direct deposits, notary services, money orders, night depository, travelers' checks, cashier's checks, domestic collections, savings bonds, bank drafts, drive-in tellers, and banking by mail. In addition, Sweet Water State Bank makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. Sweet Water State Bank does not have trust powers and, accordingly, no trust services are provided.

     The revenues of Sweet Water State Bank are primarily derived from interest on, and fees received in connection with, real estate loans and other loans, and from interest and dividends from investment and mortgage-backed securities, and short-term investments. The principal sources of funds for Sweet Water State Bank's lending activities are its deposits, repayment of loans, and the sale and maturity of investment securities. The principal expenses of Sweet Water State Bank are the interest paid on deposits, and operating and general administrative expenses.

     As is the case with banking institutions generally, Sweet Water State Bank's operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve, the FDIC, and the Alabama Department. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Sweet Water State Bank faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

Deposit Activities

     Deposits are the major source of Sweet Water State Bank's funds for lending and other investment activities. Sweet Water State Bank considers the majority of its regular savings, demand, NOW and money market deposit accounts to be core deposits. These accounts comprised 29% of Sweet Water
State Bank's total deposits at March 31, 1999.   At March 31, 1999, 68% of
Sweet Water State Bank's deposits were certificates of deposit. Generally, Sweet Water State Bank attempts to maintain the rates paid on its deposits at a competitive level. Time deposits of $100,000 and over made up 25% of Sweet Water State Bank's total deposits at March 31, 1999. The majority of the deposits of Sweet Water State Bank are generated from Clarke, Marengo and Choctaw Counties. Sweet Water State Bank does not accept brokered deposits. For additional information on Sweet Water State Bank's deposit activities, see "Sweet Water Management's Discussion and Analysis of Financial Condition
and Results of Operations   Financial Condition   Deposits and Short-Term
Borrowings".

Lending Activities

     Sweet Water State Bank offers a range of lending services, including real estate, consumer and commercial loans, to individuals and small businesses and other organizations that are located in or conduct a substantial portion of their business in Sweet Water State Bank's market area. Sweet Water State Bank's loans receivable, net at March 31, 1999 were $31.9 million, or 59% of total assets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, money market rates, availability of funds, and government regulations. Sweet Water State Bank has no foreign loans or loans for highly leveraged transactions.

     Sweet Water State Bank's loans are concentrated in three major areas: real estate loans, commercial loans, and consumer loans. As of March 31, 1999, 30% of Sweet Water State Bank's loan portfolio consisted of loans secured by mortgages on real estate and 9% of the loan portfolio consisted of commercial loans. At the same date, 41% of Sweet Water State Bank's loan portfolio consisted of consumer loans.

     Sweet Water State Bank's real estate loans are secured by mortgages and consist primarily of loans to individuals and businesses for the purchase, improvement of or investment in real estate and for the construction of single-family residential units or the development of single-family residential building lots. These real estate loans may be made at fixed- or variable-interest rates. Sweet Water State Bank generally does not make fixed-interest rate commercial real estate loans for terms exceeding five years. Loans in excess of three years generally have adjustable-interest rates.
Sweet Water State Bank's residential real estate loans generally are repayable in monthly installments based on up to a 15-year amortization schedule with variable-interest rates.

     Sweet Water State Bank's commercial loans include loans to individuals and small-to-medium sized businesses located primarily in Clarke County for working capital, equipment purchases, and various other business purposes. A majority of Sweet Water State Bank's commercial loans are secured by equipment or similar assets, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable or fixed interest rates. Commercial lines of credit are typically granted on a one year basis, with loan covenants and monetary thresholds. Other commercial loans with terms or amortization schedules of longer than one year will normally carry interest rates which vary with the prime lending rate and will become payable in full and are generally refinanced in three to five years.

     Sweet Water State Bank's consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. The majority of these loans are for terms of less than five years and are secured by liens on various personal assets of the borrowers, but consumer loans may also be made on an unsecured basis. Consumer loans are made at fixed and variable interest rates, and are often based on up to a five year amortization schedule.

     Loan originations are derived from a number of sources, including direct solicitation by Sweet Water State Bank's loan officers, existing customers and borrowers, advertising, walk-in customers and, in some instances, referrals from brokers.

     For additional information on Sweet Water State Bank's lending activities, see "Sweet Water Management's Discussion and Analysis of
Financial Condition and Results of Operations   Financial Condition
Loans," and "Non-Performing Assets."

Investments

     Sweet Water State Bank invests a portion of its assets in U.S. Treasury and U.S. Government agency obligations, FHLMC and FNMA mortgage-backed securities, state, county and municipal obligations, certificates of deposit, collateralized mortgage obligations ("CMO's"), and federal funds sold. Sweet Water State Bank's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at reduced yields and risks relative to yields and risks of the loan portfolio, while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits. For additional information relating to Sweet Water's investments, see "Sweet Water Management's Discussion and
Analysis of Financial Condition and Results of Operations   Financial
Condition   Investment Securities" and Note 3 to the Notes to Sweet Water's
Consolidated Financial Statements.

Employees

     As of March 31, 1999, Sweet Water employed 34 full-time employees and 5 part-time employees. The employees are not represented by a collective bargaining unit. Sweet Water and Sweet Water State Bank consider relations with employees to be good.

Properties

     The main office of Sweet Water and Sweet Water State Bank is located at 101 Main Street, Sweet Water, Alabama 36782, in a two story building of approximately 9,500 square feet, which is owned by Sweet Water State Bank.

     Sweet Water State Bank also owns a 3,000 square foot banking office in Linden, at 206 South Main, Linden, Alabama 36748, and a 3,960 square foot banking office in Thomasville, at 1531 Highway 43 North, Thomasville, Alabama 36784.

Legal Proceedings

     Sweet Water and Sweet Water State Bank are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to their respective businesses. Management does not believe that there is any pending or threatened proceeding against Sweet Water or Sweet Water State Bank which, if determined adversely, would have a material adverse effect on Sweet Water's consolidated financial position.

Certain Management Information

        Under the rules established by the Commission, Sweet Water is required to provide certain information in regard to each director and officer who is or will be a director or officer of South Alabama after consummation of the Merger. It is presently anticipated that Jack O. Kerby, Sr. will be a director and that Stratton F. Lewis, Jr. will be a director and executive office of South Alabama following the consummation of the Merger.

        Mr. Lewis, age 49, is President, Chief Executive Officer and
Chairman of the Board of Sweet Water. Mr. Lewis was employed by Sweet Water State Bank in 1985 and has served as President and CEO of Sweet Water State Bank since 1987 and as President and CEO of Sweet Water since its incorporation in 1988. Mr. Lewis has served as Chairman of Sweet Water since 1994.

        Mr. Kerby, age 71, has served as a director and secretary of Sweet Water since its incorporation in 19988 and as a director of Sweet Water State Bank since 1973. Mr. Kerby retired in 1993 from Alabama Southern Community College where he served as the Dean of Instruction from 1965 to 1993.



Executive Compensation


                      SUMMARY COMPENSATION TABLE

     Because it is presently anticipated that Stratton F. Lewis, Jr. will serve as an executive officer of South Alabama after the Merger, the following table presents the compensation paid to Mr. Lewis for the last three fiscal years of Sweet Water.

                                        Annual Compensation
Name and Principal Position   Year   Salary     Bonus   All Other Compensation (1)
Stratton F. Lewis             1998   $105,500   $8,791  $7,600
Cairman, President            1997    102,500    8,541   7,000
and CEO of Sweet Water        1996     97,500    8,125   6,700


Voting Securities and Principal Shareholders

     As of March 31, 1999, Sweet Water had issued and outstanding 60,000 shares of Sweet Water common stock with 168 shareholders of record.
Each such share is entitled to one vote. As of March 31, 1999, no shares of Sweet Water common stock were subject to issue upon exercise of any options or warrants. There are currently 60,000 shares of Sweet Water common stock authorized.

     The following table shows those persons who are known to Sweet Water to be beneficial owners as of March 31, 1999 of more than five percent of outstanding Sweet Water common stock.



Name and Address              Number of Shares         Percentage of Class
                              of Common Stock          Outstanding
Stratton F. Lewis, Jr.        4,692(1)                 7.82%
P. O. Box 37
Sweet Water, Alabama 36782

Mary Jane Lewis Loftin        3,337(2)                 5.56
P. O. Box 36
Sweet Water, Alabama 36782

Helen Lewis Johnston          3,359(3)                 5.60
1706 Pineneedle Road
Montgomery, Alabama 36106

Jack O. Kerby, Sr.            4,021                    6.70
1507 Elmwood Drive
Demopolis, Alabama 36732

Grace Whitley                 3,060                    5.10
345 5th Avenue
Thomaston, Alabama 36783

Betty Young Owensby           3,315                    5.52
339 Plantation Drive
Linden, Alabama 36748

Stratton F. Lewis, III        4,042(4)                 6.74
Post Office Box 25
Sweet Water, Alabama 36782

    (1) Includes 2,021 shares of Sweet Water common stock jointly owned by Stratton F. Lewis, Jr. and his son, Stratton Ford Lewis, III. Stratton
    Ford Lewis, III disclaims any voting interest in these shares.  Stratton
    F. Lewis, Jr. is the brother of Mary Jane Lewis Loftin and Helen Lewis
    Johnston.
    (2) Includes 2,021 shares of Sweet Water common stock jointly owned by Mary Jane Lewis Loftin and her nephew, Stratton Ford Lewis, III.
    Stratton Ford Lewis, III disclaims any voting interest in these shares.
    Mary Jane Lewis Loftin is the sister of Stratton F. Lewis, Jr. and Helen
    Lewis Johnston.
    (3) Helen Lewis Johnston is the sister of Stratton F. Lewis, Jr. and Mary
    Jane Lewis Loftin.
    (4) Consists of 2,021 shares of Sweet Water common stock jointly owned with Stratton F. Lewis, Jr., and 2,021 shares jointly owned with Mary
    Jane Lewis Loftin. Strattion Ford Lewis, III disclaims any voting interest in these shares.

Security Ownership of Management

  The following table indicates for each director, executive officer, and all executive officers and directors of Sweet Water as a group, the number of shares of outstanding Sweet Water common stock of beneficially owned as of March 31, 1999.


               SHARES OF SWEET WATER BENEFICIALLY OWNED

                           Number of Shares
Directors Name             of Common Stock       Percentage of Class Outstanding


Stratton F. Lewis, Jr.      4,692(1)              7.82%
Mary Jane Lewis Loftin      3,337(2)              5.56
Jack O. Kerby, Sr.          4,021                 6.70
James Lewis                   252                 *
Rentz S. Lewis, Sr.         2,760                 4.60
A. W. Compton, Jr.            672                 1.12
T. Patrick Young              275                 *
William B. Booker              70                 *


         CERTAIN EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS

                          Number of Shares
Officers Name             of Common Stock       Percentage of Class Outstanding

Betty Callahan                  2                 *

All Executive Officers
 and Directors as a
 group                     16,081                 26.80

_________________________
*Represents less than 1%.


       (1) Includes 2,021 shares of Sweet Water common stock jointly owned by Stratton F. Lewis, Jr. and his son, Stratton Ford Lewis, III.
       Stratton Ford Lewis, III disclaims any beneficial ownership interest in these shares. Stratton F. Lewis, Jr. is the brother of Mary Jane
       Lewis Loftin and Helen Lewis Johnston.
       (2) Includes 2,021 shares of Sweet Water common stock jointly owned by Mary Jane Lewis Loftin and her nephew, Stratton Ford Lewis, III.
       Stratton Ford Lewis, III disclaims any beneficial ownership interest in these shares. Mary Jane Lewis Loftin is the sister of Stratton F.
       Lewis, Jr. and Helen Lewis Johnston.

      SUPERVISION, REGULATION, AND EFFECTS OF GOVERNMENTAL POLICY

  Bank holding companies and banks are extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules, and regulations affecting South Alabama, Sweet Water and their subsidiaries. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the business of South Alabama, Sweet Water or their subsidiaries Supervision, regulation and examination of banking institutions by the regulatory agencies are intended primarily for the protection of depositors, rather than shareholders.

Bank Holding Company Regulation

  South Alabama and Sweet Water are both bank holding companies under the BHCA and are registered with, and subject to supervision by, the Federal Reserve. As a bank holding company, South Alabama and Sweet Water are required to file periodic reports and such additional information as the Federal Reserve may require pursuant to the BHCA. The Federal Reserve may also examine South Alabama and Sweet Water and their subsidiaries.

  The BHCA requires prior Federal Reserve approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than five percent of the voting shares or of substantially all of the assets of any bank, and for a merger or consolidation of a bank holding company with another bank holding company. With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or performing services for authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incident thereto. Such permitted activities include acting as fiduciary or investment or financial advisor, selling or underwriting insurance coverage directly related to extensions of credit, and the leasing of real and personal property.


  The Federal Reserve has adopted capital adequacy guidelines applicable to bank holding companies (see "Capital Adequacy" below). Federal Reserve policy requires a bank holding company to act as a source of financial strength to each of its bank subsidiaries and to commit resources to support each of its subsidiaries. Such policy also requires a bank holding company to take measures to preserve and protect bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. As a result, a bank holding company may be required to lend money to its subsidiaries in the form of capital notes or other instruments which qualify as capital for regulatory purposes. In addition, where a bank holding company has more than one subsidiary depository institution, the holding company's other subsidiary depository institutions are responsible under a cross-guarantee for any losses to the FDIC as a result of the failure of a subsidiary depository institution. Often, bank holding companies will obtain the funds to provide such companies' subsidiary banks. However, any loans from the holding company to such subsidiary banks will likely be unsecured and will be subordinated to such banks' depositors and perhaps to other creditors.

  With the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), Congress enacted comprehensive legislation affecting the commercial banking and thrift industries. FIRREA, among other things, abolished the Federal Savings and Loan Insurance Corporation and established two new insurance funds under the jurisdiction of the FDIC: Bank Insurance Fund, which insures most commercial banks, and the Savings Association Insurance Fund, which insures most thrift institutions. In addition to effecting far-reaching restructuring of the thrift industry,
FIRREA provided for a phased-in increase in the rate of annual insurance
assessments paid by insured depository institutions.   FDICIA provided
increased funding for the Bank Insurance Fund and expanded regulation of depository institutions and their affiliates, including parent holding companies. A significant portion of the additional Bank Insurance Fund funding has been in the form of borrowings to be repaid by insurance premiums assessed on Bank Insurance Fund members. These premium increases were in addition to the increase in deposit premiums made during 1991. FDICIA provides for an increase in the Bank Insurance Fund's ratio of reserves to insured deposits to 1.25% within the next 15 years, which was attained in 1995, resulting in a reduction in current premiums. FDICIA provides authority for special assessments against insured deposits and for the development of a system of assessing deposit insurance premiums based upon the institution's risk.

  In September 1992, the FDIC adopted a new transitional risk-based premium schedule which increases the assessment rates for depository institutions. Each financial institution is assigned to one of three capital groups--well capitalized, adequately capitalized or undercapitalized, as defined in the regulations implementing the prompt corrective action provisions of FDICIA described below--and further assigned to one of three subgroups within a capital group on the basis of supervisory evaluation by the institution's primary federal and, if applicable, state supervisors and other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution depends upon the risk assessment classification so assigned to the institution by the FDIC.

  Among other things, FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of banks that do not meet minimum capital requirements. The five capital tiers established by the FDICIA and the banking regulators' minimum requirements for each are summarized as follows:


                                Total Risk-Based    Tier I Risk Based    Leverage
                                Capital Ratio       Capital Ratio        Ratio
Well capitalized                10% or above        6% or above          Less than 3%
Adequately capitalized          8% or above         4% or above          4% or above
Undercapitalized                Less than 8%        Less than 4%         Less than 4%
Significantly undercapitalized  Less than 6%        Less than 3%         Less than 3%
Critically undercapitalized                                              2% or less


  An institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

  If a depository institution should fail to meet regulatory capital requirements, regulatory agencies can require submission and funding of a capital restoration plan by the institution, place limits on its activities, require the raising of additional capital and, ultimately, require the appointment of a conservator or receiver for the institution. The Federal Reserve and the other federal depository institution regulatory agencies have recently adopted regulations to implement the FDICIA "prompt corrective action" requirements. Under FDICIA, a bank holding company must guarantee that a subsidiary bank will meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. If the controlling bank holding company should fail to fulfill its obligations under FDICIA and files (or has filed against it) a petition under the federal Bankruptcy Code, the FDIC's claim may be entitled to a priority in such bankruptcy proceeding over third-party creditors of the bank holding company.

  Undercapitalized depository institutions may be subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions, is likely to succeed in restoring the depository institution's capital and is guaranteed by the parent holding company. If a depository institution should fail to submit an acceptable plan, it will be treated as if it were significantly undercapitalized

  Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized and requirements to reduce total assets and to cease receiving deposits from correspondent banks. Critically undercapitalized institutions are subject to appointment of a receiver or conservator. An institution that is not well capitalized is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market. In addition, "pass-through" insurance coverage may not be available for certain employee benefit accounts.

  An insured depository institution may not pay management fees to any person having control of the institution nor may an institution, except under certain circumstances and with prior regulatory approval, make any capital distribution if, after making such payment or distribution, the institution would be undercapitalized. FDICIA imposes new restrictions upon the acceptance of brokered deposits by insured depository institutions and contains a number of consumer banking provisions, including disclosure requirements and substantive contractual limitations with respect to deposit accounts.

  FDICIA contains numerous other provisions, including new reporting requirements, termination of the "too big to fail" doctrine except in special clearly-defined cases, limitations on the FDIC's payment of deposits at foreign branches and revised regulatory standards for, among other things, real estate lending and capital adequacy.

  FDICIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of such institution (including claims by the FDIC as receiver) would be afforded a priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will be placed ahead of unsecured, nondeposit creditors, including a parent holding company such as South Alabama or Sweet Water, in order of priority of payment.

  The FDIC is authorized to raise insurance premiums in certain circumstances. Any increase in premiums would have an adverse effect on South Alabama's and Sweet Water's earnings.

  Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank's regulatory agency.

  The Federal Reserve has the right to prevent the continuance or development of unsafe or unsound banking practices or other violations of law and to take certain remedial action. In particular, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or terminate its ownership or control of any subsidiary, despite prior approval of such activity or such ownership or control, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

  In addition to the impact of regulation, commercial banks generally are affected significantly by the actions of the Federal Reserve in its attempt to control the money supply and credit availability in order to influence the economy.

Bank Regulation

  South Alabama Bank, The Monroe County Bank, and The Commercial Bank of Demopolis, Alabama banking corporations, and South Alabama Trust Company, an Alabama trust corporation, are wholly owned subsidiaries of South Alabama, operating under the Alabama Banking Code. South Alabama Bank, The Monroe County Bank, The Commercial Bank of Demopolis and South Alabama Trust Company are subject to regulation, supervision and examination by the Superintendent of Banks, as is Sweet Water State Bank. In addition, deposits of South Alabama Bank, The Monroe County Bank, The Commercial Bank of Demopolis and Sweet Water State Bank are insured by the FDIC up to the maximum amount permitted by law, and South Alabama Bank, The Monroe County Bank, The Commercial Bank of Demopolis and Sweet Water State Bank are therefore subject to regulation, supervision and examination by the FDIC. First National Bank, Brewton, a national banking association, is a wholly owned subsidiary of South Alabama and is subject to regulation, supervision and examination by the Comptroller. Its deposits are insured by the FDIC up to the maximum amount permitted by law.

   South Alabama and Sweet Water are legal entities separate and distinct from their respective subsidiary banks and trust company. Various legal limitations restrict the subsidiary banks from lending or otherwise supplying funds to South Alabama, Sweet Water or any nonbank subsidiaries of South Alabama and Sweet Water (each an "affiliate"), generally limiting such transactions with the affiliate to 10% of the bank's capital and surplus and limiting all such transactions to 20% of the bank's capital and surplus. Such transactions, including extensions of credit, sales of securities or assets and provision of services, also must be on terms and conditions consistent with safe and sound banking practices, including credit standards, that are substantially the same or at least as favorable to the bank as those prevailing at the time for transactions with unaffiliated companies.

  Federal and state banking laws and regulations govern all areas of the operation of South Alabama's and Sweet Water's subsidiary banks and trust company, including reserves, loans, mortgages, capital, issuance of securities, payment of dividends and establishment of branches. Federal and state bank regulatory agencies also have the general authority to limit the dividends paid by insured banks and bank holding companies if such payments should be deemed to constitute an unsafe and unsound practice. The primary federal regulators of South Alabama's and Sweet Water's subsidiary banks have authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent the banks from engaging in unsafe or unsound practices.

  Federally insured banks are subject, with certain exceptions, to certain restrictions on extensions of credit to their parent holding companies or other affiliates, on investments in the stock or other securities of affiliates and on the taking of such stock or securities as collateral from any borrower. In addition, such banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

  Banks are also subject to the provisions of the Community Reinvestment Act of 1977, which requires the appropriate federal bank regulatory agency, in connection with its regular examination of a bank, to assess the bank's record in meeting the credit needs of the community serviced by the bank, including low and moderate income neighborhoods. The regulatory agency's assessment of the bank's record is made available to the public. Further, such assessment is required of any bank which has applied, among other things, to establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution.

  Dividends from its subsidiary banks constitute the major source of funds for dividends to be paid by South Alabama and Sweet Water. The amount of dividends payable by the subsidiary banks to South Alabama and Sweet Water depends upon the banks' earnings and capital position and is limited by federal and state laws, regulations and policies. National bank subsidiaries (such as First National Bank, Brewton) are subject to dividend regulations of the Comptroller. State non-member bank subsidiaries (such as South Alabama Bank, The Monroe County Bank and The Commercial Bank of Demopolis) are subject to the dividend laws of the states under which such banks are chartered. Subject to restrictions as described below, at March 31, 1999, the subsidiary banks of South Alabama had $3.8 million of undivided profits legally available for the payment of dividends, and Sweet Water's subsidiary bank had $682 thousand of undivided profits available for payment of dividends. The amount of dividends actually paid during any one period is strongly influenced by South Alabama's and Sweet Water's management policy of maintaining strong capital positions in South Alabama's and Sweet Water's subsidiary banks. Federal law further provides that no insured depository institution may make any capital distribution (which would include a cash dividend) if, after making the distribution, the institution would not satisfy one or more of its minimum capital requirements. Moreover, the federal bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments should be deemed to constitute an unsafe and unsound practice.

  Under Alabama law, a bank may not pay a dividend in excess of 90% of its net earnings until the bank's surplus is equal to at least 25% of capital.
South Alabama Bank's, The Monroe County Bank's and The Commercial Bank of Demopolis's and Sweet Water State Bank's surplus exceeded that percentage as of
March 31, 1999.   South Alabama Bank, The Monroe County Bank , The Commercial
Bank of Demopolis and Sweet Water State Bank are also required by Alabama law to obtain the proper approval of the superintendent of the Alabama Banking Department for the payment of dividends if the total of all dividends declared by the bank in any calendar year will exceed the total of the bank's net earnings (as defined by statute) for that year combined with its retained net earnings for the preceding two years, less any required transfers to surplus. Also, no dividends may be paid from surplus without the prior written approval of the superintendent.

  Furthermore, if, in the opinion of the appropriate federal bank regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The Federal Reserve has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. In addition, under the FDIA, an insured bank may not pay any dividend if it is undercapitalized or if payment would cause it to become undercapitalized. Moreover, the Federal Reserve has issued a policy statement that provides that bank holding companies and state member banks should generally only pay dividends out of current operating earnings.

Capital Adequacy

  South Alabama and its subsidiary banks are required to comply with the applicable capital adequacy standards established by the Federal Reserve, the Comptroller and the FDIC. Sweet Water and Sweet Water State Bank are required to comply with the applicable capital adequacy guidelines of the Federal Reserve and the FDIC. Currently, there are two basic measures of capital adequacy: a "risk-based" measure and a "leverage" measure. All applicable capital standards must be satisfied for an institution to be considered in compliance.

  The capital-based prompt corrective action provisions of the FDIA and the implementing regulations apply to FDIC-insured depository institutions and are not directly applicable to holding companies that control such institutions. However, the Federal Reserve has indicated that, in regulating bank holding companies, it will take appropriate action at the holding company level based on an assessment of the effectiveness of supervisory actions imposed upon subsidiary depository institutions pursuant to such provisions and regulations Although the capital categories defined under the prompt corrective action regulations are not directly applicable to South Alabama and Sweet
Water under existing law and regulations, if South Alabama or Sweet Water was placed in a capital category, then South Alabama and Sweet Water would qualify as well-capitalized as of March 31, 1999.

  The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

  The minimum standards for the ratio of capital to risk-weighted assets (including certain off-balance sheet obligations, such as standby letters of credit) is 8%. At least 50% of that capital level must consist of common equity, retained earnings and, within limitations, perpetual preferred stock, less goodwill and certain other intangibles ("Tier I capital"). The remainder ("Tier II capital") may consist of a limited amount of other preferred stock, mandatory convertible securities, subordinated debt and a limited amount of loan loss reserves. The sum of Tier I capital and Tier II capital is "total risk-based capital." The Federal Reserve, the Comptroller and the FDIC have proposed to add an interest rate risk component to their existing risk-based capital requirements.

  In 1992, the Federal Reserve issued an interpretive release with respect to the classification by bank holding companies of certain subordinated debt as Tier II capital. Previously issued subordinated debt that does not meet all of the requirements set forth in the release will be considered on a case-by-case basis to determine whether such debt qualifies as Tier II capital. The release states that as a general rule, previously issued debt may qualify as Tier II capital as long as the non-qualifying provisions of such debt:
(i) have been commonly used by banking organizations; (ii) do not provide an unreasonably high degree of protection to the holder in cases not involving bankruptcy or receivership; and (iii) do not effectively allow the holder to stand ahead of the general creditors of the financial institution in cases of bankruptcy or receivership.

  The Federal Reserve, the Comptroller and the FDIC also have adopted regulations which supplement the risk-based guidelines to include a minimum leverage ratio of 3% Tier I capital to total assets less goodwill (the "leverage ratio"). Such agencies have emphasized that the 3% leverage ratio constitutes a minimum requirement for well-run banking organizations having diversified risk including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and a composite regulatory rating of 1 under the regulatory rating system for banks. Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not satisfy the criteria described above, will be required to maintain a minimum leverage ratio ranging generally from 4% to 5%.

  Bank regulators continue to indicate their desire to raise capital requirements applicable to the banking industry beyond current levels. However, neither South Alabama nor Sweet Water is able to predict whether or when higher capital requirements might be imposed.

  Any institution which fails to maintain minimum capital requirements may be subject to a capital directive which is enforceable in the same manner and to the same extent as a final cease and desist order, and must submit a capital plan within 60 days to the FDIC. If the leverage ratio should fall to 2% or less, the institution may be deemed to be operating in an unsafe or unsound condition, allowing the FDIC to take various enforcement actions, including possible termination of insurance or placing the institution into receivership.

  The following tables present the regulatory capital position at March 31, 1999, for each of South Alabama, South Alabama Bank ("SAB"), First National Bank, Brewton ("FNBB"), The Monroe County Bank ("MCB"), The Commercial Bank of Demopolis ("CBD"), Sweet Water and Sweet Water State Bank "(SWSB").


                             South                                                 Sweet
                             Alabama    SAB        FNBB       MCB        CBD       Water     SWSB
Tier I Capital
 Tangible Common
  shareholders' equity       $ 53,812   $ 17,035   $ 14,012   $ 12,675   $ 7,793   $ 5,851   $ 5,808
Tier II Capital
 Allowable portion of the
  allowance for loan losses     3,324      1,508        775        493       548       425       425
  Total Capital (Tier I and
   Tier II)                  $ 57,136   $ 18,543   $ 14,787   $ 13,168   $ 8,341   $ 6,276   $ 6,233

Risk-weighted assets         $343,685   $154,625   $ 79,725   $ 71,308   $45,704   $ 36,486  $ 36,486
Quarterly average assets     $493,868   $192,081   $113,295   $112,816   $74,361   $ 57,472  $ 57,472

Tier I capital                  15.66%     11.02%     17.58%     17.78%    17.05%     16.04%    15.92%
Total capital (Tier I and
 Tier II)                       16.62%     11.99%     18.55%     18.47%    18.25%     17.20%    17.08%
Leverage Ratio                  10.90%      8.87%     12.37%     11.24%    10.48%     10.18%    10.11%

  The FDIC has adopted regulations under the FDIA governing the receipt of brokered deposits. Under the regulations, an FDIC-insured depository institution cannot accept, roll over or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and received a waiver from the FDIC. A depository institution that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, a depository institution that is not well-capitalized may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a depository institution that is well capitalized. Because South Alabama Bank, The Monroe County Bank, The Commercial Bank of Demopolis and Sweet Water State Bank were well capitalized as of March 31, 1999, South Alabama believes that brokered deposits regulation will have no material effect on the funding liquidity of South Alabama Bank, The Monroe County Bank, The Commercial Bank of Demopolis and Sweet Water State Bank.

Effects of Governmental Policies

  Many FDICIA provisions will be implemented through adoption of regulations that have been or will be proposed by the various federal banking agencies. Accordingly, the full effect on South Alabama and Sweet Water and their subsidiaries cannot be assessed this time.

  Because of concerns relating to the competitiveness and the safety and soundness of the industry, the Congress is considering, even after the enactment of FIRREA and FDICIA, a number of wide-ranging proposals for altering the structure, regulation and competitive relationships of the nation's financial institutions. Among such bills are proposals to prohibit banks and bank holding companies from conducting certain types of activities, to subject banks to increased disclosure and reporting requirements, to alter the statutory separation of commercial and investment banking and to further expand the powers of banks, bank holding companies and competitors of banks. It cannot be predicted whether or in what form any of these proposals will be adopted or the extent to which the business of South Alabama or Sweet Water or their respective subsidiaries may be affected thereby.

  The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") authorized interstate acquisitions of banks and bank holding companies without geographic limitations beginning September 29, 1995. In addition, beginning June 1, 1997, the IBBEA authorizes a bank to merge with a bank in another state as long as neither of the states has opted out of interstate branching by May 31, 1997. A bank may establish and operate a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits de novo branching. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger transaction could have established or acquired branches under applicable Federal or state law. A bank that has established a branch in a state through de novo branching may establish and acquire additional branches in such state in the same manner and to the same extent as a bank having a branch in such state as a result of an interstate merger. If a state opts out of interstate branching within the specific time period, no bank in any other state may establish a branch in the opting out state, whether through an acquisition or de novo. The State of Alabama has opted in with respect to interstate branching effective on or before June 1, 1997.

                             LEGAL MATTERS

  The legality of the South Alabama common stock to be issued in the Merger will be passed upon by Hand Arendall, L.L.C., Mobile, Alabama ("Hand Arendall"). Hand Arendall attorneys own beneficially approximately
192,998 shares of the outstanding South Alabama common stock, and Stephen G. Crawford, a member, is a director of South Alabama. During 1998, South Alabama and its subsidiaries paid fees aggregating approximately $166,000 to Hand Arendall for legal services.

  Certain legal matters in connection with the Merger will be passed upon for Sweet Water by Miller, Hamilton, Snider & Odom, L.L.C., Montgomery, Alabama.

  Hand Arendall has rendered an opinion with respect to the federal tax consequences of the Merger. See "The Merger Certain Federal Income Tax Consequences."


                                EXPERTS

  The Consolidated Financial Statements of South Alabama Bancorporation, Inc., incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The Consolidated Financial Statements of Sweet Water State Bancshares, Inc. as of December 31, 1998 and 1997, and for each of the two years then ended, included in this Prospectus have been audited by McKean & Associates, P.A., independent public accountants, as indicated in their report with respect thereto and are so included herein in reliance upon the authority of said firm as experts in giving said reports.

                         SHAREHOLDER PROPOSALS

  Shareholder proposals intended to be submitted for consideration at the 2000 annual meeting of the shareholders of South Alabama must be submitted in writing to and received by the Secretary of South Alabama not later than December 15, 1999, to be included in South Alabama's proxy statement and form of proxy relating to that meeting. The named proxies for the 2000 annual meeting will have discretionary voting authority with respect to any shareholder proposal not received in writing by South Alabama by February 28, 2000, and they will exercise their authority in accordance with the recommendations of South Alabama's Board of Directors.

                   WHERE YOU CAN FING MORE INFORMATION

  The Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires South Alabama to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These documents may be inspected and copied at the public reference facilities maintained by the Commission at:

Room 1024, Judiciary Plaza,
450 Fifth Street, N.W.
Washington D.C. 20549

and at the Commission's Regional Offices in New York at:

7 World Trade Center, Suite 1300
New York, New York 10048

and Chicago  at:

Northwestern Atrium Center
500 West Madison Street, Suite 1400
Chicago, Illinois 60661).

Copies of such materials can be obtained from the Securities and Exchange Commission at:

450 Fifth Street, N.W.
Washington, D.C. 20549.

The Commission also maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants, including South Alabama, that file electronically with the Commission at http://www.sec.gov.

  You may obtain further information about the Public Reference Section by calling 1-800-SEC-0330.

  South Alabama has filed with the Commission a Registration Statement
(No. 333-82167) on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of South Alabama common stock to be issued pursuant to the Merger Agreement. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, portions of which were omitted in accordance with the rules and regulations of the Commission. For further information regarding South Alabama and the South Alabama common stock offered hereby, reference is made to the complete Registration Statement, including all amendments thereto and the schedules and exhibits filed as a part thereof. Statements contained herein or in any document incorporated by reference herein as to the contents of documents are necessarily summaries of the documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by South Alabama with the Commission (Commission File No. 0-15423) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

         1. South Alabama's Annual Report on Form 10-K for the year ended December 31, 1998;

         2. South Alabama's Quarterly Reports on Form 10-Q for the quarters ended 1999; and

         3. South Alabama's Proxy Statement for its 1999 Annual Meeting of Shareholders.

  South Alabama's Annual Report on Form 10-K for the year ended December 31, 1998, incorporates by reference specific portions of South Alabama's Annual Report to Shareholders for that year (the "Annual Report to Shareholders") but does not incorporate other portions of the Annual Report to Shareholders. Those portions of the Annual Report to Shareholders captioned "Consolidated Financial Highlights," "Letter to Shareholders," "Return on Average Assets" and "Directors and Officers," as well as the Introduction and the text on 2, are NOT incorporated herein. Other portions of the Annual Report to Shareholders are incorporated herein and are a part of the Registration Statement.

  Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that another statement contained herein, in any supplement hereto or in any other subsequently filed document which also is incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Prospectus or any supplement hereto.





                                            APPENDIX A










                     AGREEMENT AND PLAN OF MERGER

                            BY AND BETWEEN

                  SWEET WATER STATE BANCSHARES, INC.

                                 AND

                  SOUTH ALABAMA BANCORPORATION, INC.


                             DATED AS OF
                            APRIL 5, 1999





                          TABLE OF CONTENTS
                                                                  PAGE


AGREEMENT AND PLAN OF MERGER . . . . . . . . . . . . . . . . . . . . 1

Preamble . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

DEFINITIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

ARTICLE ONE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
     TRANSACTIONS AND TERMS OF MERGER. . . . . . . . . . . . . . . . 9
          1.1  Merger. . . . . . . . . . . . . . . . . . . . . . . . 9
          1.2  Time and Place of Closing . . . . . . . . . . . . . . 9
          1.3  Effective Time. . . . . . . . . . . . . . . . . . . .10

ARTICLE TWO. . . . . . . . . . . . . . . . . . . . . . . . . . . . .10
     TERMS OF MERGER . . . . . . . . . . . . . . . . . . . . . . . .10
          2.1  Articles of Incorporation . . . . . . . . . . . . . .10
          2.2  Bylaws. . . . . . . . . . . . . . . . . . . . . . . .10
          2.3  Directors and Officers. . . . . . . . . . . . . . . .10

ARTICLE THREE. . . . . . . . . . . . . . . . . . . . . . . . . . . .10
     MANNER OF CONVERTING SHARES . . . . . . . . . . . . . . . . . .10
          3.1  Conversion of Shares. . . . . . . . . . . . . . . . .11
          3.2  Anti-Dilution Provisions. . . . . . . . . . . . . . .11
          3.3  Shares Held by Sweet Water or South Alabama . . . . .11
          3.4  Dissenting Shareholders . . . . . . . . . . . . . . .11
          3.5  Fractional Shares . . . . . . . . . . . . . . . . . .12

ARTICLE FOUR . . . . . . . . . . . . . . . . . . . . . . . . . . . .12
     EXCHANGE OF SHARES. . . . . . . . . . . . . . . . . . . . . . .12
          4.1  Exchange Procedures . . . . . . . . . . . . . . . . .12
          4.2  Rights of Former Sweet Water Shareholders . . . . . .13

ARTICLE FIVE . . . . . . . . . . . . . . . . . . . . . . . . . . . .13
     REPRESENTATIONS AND WARRANTIES OF SWEET WATER . . . . . . . . .13
          5.1  Organization, Standing, and Power . . . . . . . . . .13
          5.2  Authority; No Breach By Agreement . . . . . . . . . .14
          5.3  Capital Stock . . . . . . . . . . . . . . . . . . . .15
          5.4  Sweet Water Subsidiaries. . . . . . . . . . . . . . .15
          5.5  Financial Statements. . . . . . . . . . . . . . . . .16
          5.6  Absence of Undisclosed Liabilities. . . . . . . . . .16
          5.7  Absence of Certain Changes or Events. . . . . . . . .16
          5.8  Tax Matters . . . . . . . . . . . . . . . . . . . . .16
          5.9  Allowance for Possible Loan Losses. . . . . . . . . .17
          5.10 Assets. . . . . . . . . . . . . . . . . . . . . . . .17
          5.11 Environmental Matters . . . . . . . . . . . . . . . .18
          5.12 Compliance with Laws. . . . . . . . . . . . . . . . .19
          5.13 Labor Relations . . . . . . . . . . . . . . . . . . .19
          5.14 Employee Benefit Plans. . . . . . . . . . . . . . . .20
          5.15 Material Contracts. . . . . . . . . . . . . . . . . .21
          5.16 Legal Proceedings . . . . . . . . . . . . . . . . . .22
          5.17 Statements True and Correct . . . . . . . . . . . . .22
          5.18 Accounting, Tax and Regulatory Matters. . . . . . . .23
          5.19 Charter Provisions. . . . . . . . . . . . . . . . . .23
          5.20 Year 2000 Compliance. . . . . . . . . . . . . . . . .23

ARTICLE SIX. . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
     REPRESENTATIONS AND WARRANTIES OF SOUTH ALABAMA . . . . . . . .23
          6.1  Organization, Standing, and Power . . . . . . . . . .23
          6.2  Authority; No Breach By Agreement . . . . . . . . . .23
          6.3  Reports . . . . . . . . . . . . . . . . . . . . . . .24
          6.4  Capital Stock . . . . . . . . . . . . . . . . . . . .25
          6.5  Financial Statements. . . . . . . . . . . . . . . . .25
          6.6  Absence of Material Adverse Change. . . . . . . . . .26
          6.7  Subsidiaries. . . . . . . . . . . . . . . . . . . . .26
          6.8  Legal Proceedings.. . . . . . . . . . . . . . . . . .26
          6.9  Statements True and Correct.. . . . . . . . . . . . .26
          6.10      Year 2000 Compliance.. . . . . . . . . . . . . .27
          6.11      Environmental Matters. . . . . . . . . . . . . .27

ARTICLE SEVEN. . . . . . . . . . . . . . . . . . . . . . . . . . . .28
     CONDUCT OF BUSINESS PENDING CONSUMMATION. . . . . . . . . . . .28
          7.1  Covenants of Both Parties . . . . . . . . . . . . . .28
          7.2  Covenants of Sweet Water. . . . . . . . . . . . . . .28
          7.3  Covenants of South Alabama. . . . . . . . . . . . . .30
          7.4  Adverse Changes in Condition. . . . . . . . . . . . .31
          7.5  Reports . . . . . . . . . . . . . . . . . . . . . . .31

ARTICLE EIGHT. . . . . . . . . . . . . . . . . . . . . . . . . . . .32
     ADDITIONAL AGREEMENTS . . . . . . . . . . . . . . . . . . . . .32
          8.1  Registration Statement; Proxy Statement;
               Shareholder Approval. . . . . . . . . . . . . . . . .32
          8.2  Applications. . . . . . . . . . . . . . . . . . . . .33
          8.3  Filings with State Offices. . . . . . . . . . . . . .33
          8.4  Agreement as to Efforts to Consummate . . . . . . . .33
          8.5  Investigation and Confidentiality . . . . . . . . . .34
          8.6  Press Releases. . . . . . . . . . . . . . . . . . . .34
          8.7  Certain Actions . . . . . . . . . . . . . . . . . . .34
          8.8  Accounting and Tax Treatment. . . . . . . . . . . . .35
          8.9  Charter Provisions. . . . . . . . . . . . . . . . . .35
          8.10 Agreement of Affiliates . . . . . . . . . . . . . . .36

ARTICLE NINE . . . . . . . . . . . . . . . . . . . . . . . . . . . .38
     CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE . . . . . . .38
          9.1  Conditions to Obligations of Each Party . . . . . . .38
          9.2  Conditions to Obligations of South Alabama. . . . . .39
          9.3  Conditions to Obligations of Sweet Water. . . . . . .40

ARTICLE TEN. . . . . . . . . . . . . . . . . . . . . . . . . . . . .41
     TERMINATION . . . . . . . . . . . . . . . . . . . . . . . . . .41
          10.1 Termination . . . . . . . . . . . . . . . . . . . . .41
          10.2      Effect of Termination. . . . . . . . . . . . . .42
          10.3 Termination of Representations and Covenants. . . . .43

ARTICLE ELEVEN . . . . . . . . . . . . . . . . . . . . . . . . . . .43
     MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . .43
          11.1 Expenses. . . . . . . . . . . . . . . . . . . . . . .43
          11.2      Brokers and Finders. . . . . . . . . . . . . . .43
          11.3      Entire Agreement . . . . . . . . . . . . . . . .43
          11.4      Amendments . . . . . . . . . . . . . . . . . . .44
          11.5      Waivers. . . . . . . . . . . . . . . . . . . . .44
          11.6      Assignment . . . . . . . . . . . . . . . . . . .44
          11.7      Notices. . . . . . . . . . . . . . . . . . . . .45
          11.8 Governing Law . . . . . . . . . . . . . . . . . . . .46
          11.9 Counterparts. . . . . . . . . . . . . . . . . . . . .46
          11.10     Captions . . . . . . . . . . . . . . . . . . . .46
          11.11     Enforcement of Agreement . . . . . . . . . . . .46
          11.12     Severability . . . . . . . . . . . . . . . . . .46



                     AGREEMENT AND PLAN OF MERGER

          THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of April 5, 1999 by and between SWEET WATER STATE BANCSHARES, INC. ("Sweet Water"), a corporation organized and existing under the laws of the State of Alabama, with its principal office located in Sweet
Water, Alabama, and SOUTH ALABAMA BANCORPORATION, INC. ("South Alabama"), a corporation organized and existing under the laws of the State of Alabama, with its principal office located in Mobile, Alabama.


                               PREAMBLE

          The Boards of Directors of Sweet Water and South Alabama are of the opinion that the transactions described herein are in the best interests of
the parties and their respective shareholders.   This Agreement provides for the
merger of Sweet Water with and into South Alabama. At the effective time of such merger, the outstanding shares of the capital stock of Sweet Water shall be converted into the right to receive shares of the common stock of South Alabama (except as provided herein).

As a result, shareholders of Sweet Water shall become shareholders of South Alabama and South Alabama shall continue to conduct the business and operations of SweetWater. The transactions described in this Agreement are subject to the approvals of the shareholders of Sweet Water, the Board of Governors of the Federal Reserve System, and the satisfaction of certain other conditions described in this Agreement.

It is the intention of the parties to this Agreement that the Merger (i) for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) for accounting purposes shall qualify for treatment as a "pooling of interests."

          NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:


                             DEFINITIONS

          Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

               "ABCA" shall mean the Alabama Business Corporation Act.

               "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

               "AFFILIATE" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

               "AGREEMENT" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference. References to "the date of this Agreement," "the date hereof" and words of similar import shall refer to the date this Agreement was first executed, April 5, 1999.

               "ALLOWANCE" shall have the meaning provided in Section 5.9 of this Agreement.

              "ARTICLES OF MERGER" shall mean the Articles of Merger to be executed by South Alabama and filed with the Secretary of State of the Stateof Alabama relating to the Merger as contemplated by Section 1.1 of this Agreement.

               "ASSETS" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

               "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

               "BROKER FEES" shall have the meaning provided in Section 11.2 of this Agreement.

               "BOOK VALUE," with respect to Sweet Water Common Stock, shall mean the book value of one share of Sweet Water Common Stock on the last day of the last fiscal quarter ending prior to or contemporaneously with the day of the Effective Time, according to the Sweet Water Financial Statements computed in accordance with GAAP, plus the after-tax impact of (a) the booked or accrued amount of any one-time special assessment by the Federal Deposit Insurance Fund after the date of this Agreement; (b) fees, except for those already reserved for as of December 31, 1998, paid to Miller, Hamilton, Snider & Odom, L.L.C. in connection with this Agreement and the transactions contemplated herein; (c) fees paid to Alex Sheshunoff & Co. Investment Banking pursuant to Section 11.2 of this Agreement; and (d) any other fees or payments required to be paid or accrued to be paid or accrued bySweet Water in connection with this Agreement or the proposed transaction. "CLOSING" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

               "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

               "CONTRACT" shall mean any written or oral agreement, arrange-ment, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

               "CREDITOR'S LAWS" shall have the meaning provided in Section 5.2(a) of this Agreement.

               "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

               "EFFECTIVE TIME" shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

               "ENVIRONMENTAL LAWS" shall mean all Laws which are administered, interpreted or enforced by the United States Environmental Protection
Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

               "EQUITABLE DISCRETION" shall have the meaning provided in
Section 5.2(a) of this Agreement.

               "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

               "ERISA AFFILIATE" shall have the meaning provided in Section 5.14 of this Agreement.

               "ERISA PLAN" shall have the meaning provided in Section 5.14 of this Agreement.

               "EXCHANGE AGENT" shall have the meaning provided in Section 4.1 of this Agreement.

               "EXCHANGE RATIO" shall have the meaning given such term in
Section 3.1 hereof.

               "EXHIBITS" 1 through 4, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

               "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

               "HAZARDOUS MATERIAL" shall mean any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. section 9601 et seq., or any similar federal, state or local Law.

               "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

               "KNOWLEDGE" as used with respect to a Person shall mean the actual Knowledge after due inquiry of the Chairman, President, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer, General Counsel, any Assistant or Deputy General Counsel, or any Senior or Executive Vice President of such Person.

               "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any of the Regulatory Authorities.

               "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or depositin the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

               "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable,(ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

               "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its busi-ness, its Assets(including, without limitation, Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

               "LOAN PROPERTY" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

               "MARKET PRICE," when used with reference to South Alabama Common Stock, shall mean the per share average Market Value during the Valuation Period.

               "MARKET VALUE," when used with reference to South Alabama
Common Stock, shall mean the per share average of the closing bid and closing ask price as reported by NASDAQ, adjusted for the effect of any stock split, stock dividend or other similar recapitalization between the date hereof and the Effective Time.

               "MATERIAL" and derivations thereof for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine Materiality in that instance.

               "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change or occurrence which has a material adverse impact on (i) the financial position or business of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities,
(y)changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, and
(z) the Merger on the operating performance of the Parties.

               "MERGER" shall mean the merger of Sweet Water with and into South Alabama referred to in Section 1.1 of this Agreement.

               "NASD" shall mean the National Association of Securities Dealers, Inc.

               "NASDAQ" shall mean the National Association of Securities Dealers Automated Quotations System.

               "1933 ACT" shall mean the Securities Act of 1933, as amended.

               "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

               "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

               "PARTICIPATION FACILITY" shall means any facility in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

               "PARTY" shall mean either Sweet Water or South Alabama, and "PARTIES" shall mean both Sweet Water and South Alabama.

               "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities,Assets or business.

               "PERSON" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

               "PREVIOUSLY DISCLOSED" shall mean information delivered in writing prior to the date of this Agreement in the manner and to the Party and counsel described in Section 11.7 of this Agreement and describing in reasonable detail the matters contained therein.

               "PROXY STATEMENT" shall mean the proxy statement/prospectus used by Sweet Water to solicit the approval of its shareholders of the transactions contemplated by this Agreement and used by South Alabama in connection with the issuance of South Alabama Common Stock to holders of Sweet Water Common Stock and which shall be filed with the SEC as part of the Registration Statement.

               "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, filed with the SEC by South Alabama under the 1933 Act in connection with the transactions contemplated by this Agreement.

               "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, and the SEC.

               "SEC" shall mean the United States Securities and Exchange Commission.

               "SEC DOCUMENTS" shall mean all reports and registration statements filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.


               "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

               "SHAREHOLDERS' MEETING" shall mean the Meeting of the shareholders of Sweet Water to be held pursuant to Section 8.1 of this Agree-ment, including any adjournment or adjournments thereof.

               "SOUTH ALABAMA COMMON STOCK" shall mean the $.01 par value common stock of South Alabama.

               "SOUTH ALABAMA COMPANIES" shall mean, collectively, South Alabama and all South Alabama Subsidiaries.

               "SOUTH ALABAMA SUBSIDIARIES" shall mean the Subsidiaries of South Alabama, which have been Previously Disclosed to Sweet Water, and any corporation, bank, savings association, or other organization acquired as a Subsidiary of South Alabama in the future and owned by South Alabama at the Effective Time.

               "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

               "SURVIVING CORPORATION" shall mean South Alabama as the surviving corporation resulting from the Merger.

               "SWEET WATER BENEFIT PLANS" shall have the meaning set forth in
Section 5.14 of this Agreement.

               "SWEET WATER COMMON STOCK" shall mean the $1.00 par value common stock of Sweet Water.

               "SWEET WATER COMPANIES" shall mean, collectively, Sweet Water and all Sweet Water Subsidiaries.

               "SWEET WATER FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Sweet Water as of December 31, 1998 and 1997, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 1998, 1997, and 1996, as delivered by Sweet Water to South Alabama, and (ii) the consolidated balance sheets of Sweet Water (including related notes and schedules, if any) and related statements of income, changes in share-holders' equity, and cash flows (including related notes and schedules, if any) delivered by Sweet Water to South Alabama with respect to periods ended subsequent to December 31, 1998.

               "SWEET WATER REPRESENTATIVES" shall mean the meaning set forth in Section 8.7(a) of this Agreement.

               "SWEET WATER SUBSIDIARIES" shall mean the Subsidiaries of Sweet Water, which shall include the Sweet Water Subsidiaries described in Section
5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Sweet Water in the future and owned by Sweet Water at the Effective Time.

               "TAXES" shall mean any federal, state, county, local, foreign and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

               "TRADING DAY" shall mean a day on which NASDAQ is open for trading activities.

               "VALUATION PERIOD" shall mean the period of twenty (20) consecutive Trading Days ending on the Trading Day preceding by two Trading Days the Effective Time.


                             ARTICLE ONE
                   TRANSACTIONS AND TERMS OF MERGER

          1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Sweet Water shall be merged with and into South
Alabama in accordance with the provisions of Article 11 of the ABCA and with the effect provided in Section 11.06 of the ABCA (the "Merger").
South Alabama shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Alabama.
The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Sweet Water and South Alabama.

          1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree.

The place of Closing shall be at the offices of Hand Arendall, L.L.C., Mobile, Alabama, or such other place as may be mutually agreed upon by the Parties.

          1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time specified in the Articles of Merger or at the time the Articles of Merger are duly filed with the Secretary of State or the State of Alabama, whichever is later (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur as soon as practicable after the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of Sweet Water approve this Agreement to the extent such approval is required by applicable Law, or such later date within ninety (90) days thereof as may be specified by South Alabama.


                             ARTICLE TWO
                           TERMS OF MERGER

          2.1 ARTICLES OF INCORPORATION. The Articles of Incorporation of South Alabama in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation immediately following the Effective Time, with the amendments set forth in Exhibit 1 hereto, until otherwise amended or repealed.

          2.2 BYLAWS. The Bylaws of South Alabama in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation immediately following the Effective Time, with the amendments set forth in
Exhibit 2 hereto, until otherwise amended or repealed.

          2.3  DIRECTORS AND OFFICERS.

               (a) The directors of the Surviving Corporation from and after the Effective Time shall consist of the seventeen (17) incumbent directors of South Alabama. All such persons shall serve in accordance with the Bylaws of the Surviving Corporation. The members of the standing committees of the Board of Directors of the Surviving Corporation shall be determined by such Board of Directors.

               (b) The principal officers of the Surviving Corporation upon the Effective Time shall be the incumbent officers of South Alabama, who shall serve as officers of the Surviving Corporation from and after the Effective
Time in accordance with the Bylaws of the Surviving Corporation.



                            ARTICLE THREE
                     MANNER OF CONVERTING SHARES

          3.1 CONVERSION OF SHARES. Subject to the provisions of this Article Three, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of South Alabama Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstand-ing from and after the Effective Time.

          (b) Each share of Sweet Water Common Stock (excluding shares to be canceled pursuant to Section 3.3 of this Agreement and shares held by shareholders who perfect their dissenters' rights of appraisal as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 14.17 shares (rounded to the nearest hundredth of a share) of South Alabama Common Stock(the "Exchange Ratio"); provided, that (subject to the provisions of Section 10.1):
     (i) in the event the Market Price of South Alabama Common Stock is greater than $17.00, then the Exchange Ratio shall be the number of shares of South Alabama Common Stock having an aggregate Market Price equal to $240.89 for each share of Sweet Water Common Stock; and (ii) in the event the Market Price of South Alabama Common Stock is less than $13.00, then the Exchange Ratio shall be the number of shares of South Alabama Common Stock having an aggregate Market Price equal to $184.21 for each share of Sweet Water Common Stock.

          3.2 ANTI-DILUTION PROVISIONS. In the event Sweet Water changes the number of shares of Sweet Water Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

          3.3 SHARES HELD BY SWEET WATER OR SOUTH ALABAMA. Each of the shares of Sweet Water Common Stock held by any Sweet Water Company or by any South Alabama Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefor.

          3.4 DISSENTING SHAREHOLDERS. Any holder of shares of Sweet Water Common Stock who perfects his dissenters' rights of appraisal in accordance with and as contemplated by Article 13 of the ABCA shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, however, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the ABCA and surrendered to the Surviving Corporation the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Sweet Water fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, the Surviving Corporation shall issue and deliver the consideration to which such holder of shares of Sweet Water Common Stock is entitled under this Article Three (without interest) upon surrender by such holder of the certificate or certificates representing shares of Sweet Water Common Stock held by him.

          3.5 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of Sweet Water Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of South Alabama Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of South Alabama Common Stock multiplied by the Market Price of one share of South Alabama Common Stock. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.


                             ARTICLE FOUR
                          EXCHANGE OF SHARES

          4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, the Surviving Corporation shall cause the exchange agent selected by it (the "Exchange Agent") to mail to the former shareholders of Sweet Water appropriate transmittal Materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Sweet Water Common Stock shall pass, only upon proper delivery of such certifi-cates to the Exchange Agent). After the Effective Time, each holder of shares of Sweet Water Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights of appraisal have been perfected as provided in Section 3.4 of this Agreement)issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to
Section 4.2 of this Agreement. To the extent required by Section 3.5 of this Agreement, each holder of shares of Sweet Water Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of South Alabama Common Stock to which such holder may be otherwise entitled (without interest). The Surviving Corporation shall not be obligated to deliver the consideration to which any former holder of Sweet Water Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of Sweet Water Common Stock for exchange as provided in this Section 4.1. The certi-ficate or certificates of Sweet Water Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation nor the Exchange Agent shall be liable to a holder of Sweet Water Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

          4.2 RIGHTS OF FORMER SWEET WATER SHAREHOLDERS. At the Effective Time, the stock transfer books of Sweet Water shall be closed as to holders of Sweet Water Common Stock immediately prior to the Effective Time and no transfer of Sweet Water Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Sweet Water Common Stock ("Sweet Water Certificate"), other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement, shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor. To the extent permitted by Law, former shareholders of record of Sweet Water shall be entitled to vote after the Effective Time at any meeting of Surviving Corporation shareholders the number of whole shares of South Alabama Common Stock into which their respective shares of Sweet Water Common Stock are converted, regardless of whether such holders have exchanged their Sweet Water Certificates for certificates representing South Alabama Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by the Surviving Corporation on the South Alabama Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement. Notwithstanding the preceding sentence, any person holding any Sweet Water Certificate at or after six (6) months after the Effective Time (the "Cutoff") shall not be entitled to receive any dividend or other distribution payable after the Cutoff to holders of South Alabama Common Stock, which dividend or other distribution is attributable to such person's South Alabama Common Stock represented by said Sweet Water Certificate held after the Cutoff, until such person surrenders said Sweet Water Certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such Sweet Water Certificate, both the South Alabama Common Stock certificate (together with all such undelivered dividends or other distributions, without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such Sweet Water Certificate.


                             ARTICLE FIVE
            REPRESENTATIONS AND WARRANTIES OF SWEET WATER

          Sweet Water hereby represents and warrants to South Alabama as follows:

          5.1 ORGANIZATION, STANDING, AND POWER. Sweet Water is a corporation duly organized, validly existing and in good standing under the Laws of the State of Alabama, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Sweet Water is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed and in which the failure to be so qualified or licensed would be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect on Sweet Water. Sweet Water has delivered to South Alabama complete and correct copies of its Articles of Incorporation and Bylaws and the articles of incorporation, bylaws and other, similar governing instruments of each of its Subsidiaries, in each case as amended through the date hereof.

          5.2  AUTHORITY; NO BREACH BY AGREEMENT.

               (a) Sweet Water has the corporate power and authority necessary to execute, deliver and, subject to Article Nine hereof, perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Sweet Water, subject to the approval of this Agreement by the holders of Sweet Water Common Stock in accordance with the ABCA. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of Sweet Water, enforceable against Sweet Water in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally ("Creditor's Laws") and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought ("Equitable Discretion")).

               (b) Neither the execution and delivery of this Agreement by Sweet Water, nor the consummation by Sweet Water of the transactions contemplated hereby, nor compliance by Sweet Water with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Sweet Water's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Sweet Water Company under, any Contract or Permit of any Sweet Water Company, where any failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Sweet Water, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Sweet Water Company or any of their respective Assets.

               (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Sweet Water of the Merger and the other transactions contemplated in this Agreement.

          5.3  CAPITAL STOCK.

               (a) The authorized capital stock of Sweet Water consists only of 60,000 shares of Sweet Water Common Stock, of which 60,000 shares are issued and outstanding. All of the issued and outstanding shares of capital stock of Sweet Water are duly and validly issued and outstanding and are fully paid and nonassessable under the ABCA. None of the outstanding shares of capital stock of Sweet Water has been issued in violation of any preemptive rights of the current or past shareholders of Sweet Water.

               (b) There are no shares of capital stock or other equity securities of Sweet Water outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Sweet Water or contracts, commitments, understandings, or arrangements by which Sweet Water is or may be bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.

          5.4 SWEET WATER SUBSIDIARIES. Sweet Water has Previously Disclosed all of the Sweet Water Subsidiaries as of the date of this Agreement. Except as Previously Disclosed, Sweet Water or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Sweet Water Subsidiary. No equity securities of any Sweet Water Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such Subsidiary, and there are no Contracts by which any Sweet Water Subsidiary is bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock or by which any Sweet Water Company is or may be bound to transfer any shares of the capital stock of any Sweet Water Subsidiary. There are no Contracts relating to the rights of any Sweet Water Company to vote or to dispose of any shares of the capital stock of any Sweet Water Subsidiary. All of the shares of capital stock of each Sweet Water Subsidiary held by a Sweet Water Company are fully paid nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Sweet Water Company free and clear of any Lien. Each Sweet Water Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Sweet Water Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed. Each Sweet Water Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder; and the businesses of any non-bank subsidiaries of Sweet Water are permitted to subsidiaries of registered bank holding companies.

          5.5  FINANCIAL STATEMENTS.  Sweet Water has delivered to South
Alabama prior to the execution of this Agreement copies of all Sweet Water Financial Statements for periods ended December 31,1998, 1997 and 1996 and will deliver to South Alabama copies of all Sweet Water Financial Statements prepared subsequent to the date hereof. The Sweet Water Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the Sweet Water Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the Sweet Water Companies as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of the Sweet Water Companies for the periods indicated, all in accordance with GAAP. The Financial Statements for December 31, 1998, have not yet been audited and are subject to normal year-end adjustments.

          5.6 ABSENCE OF UNDISCLOSED LIABILITIES. No Sweet Water Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Sweet Water, except Liabilities which have been Previously Disclosed or are accrued or reserved against in the consolidated balance sheets of Sweet Water as of December 31, 1998, included in the Sweet Water Financial Statements or reflected in the notes thereto. No Sweet Water Company has incurred or paid any Liability since December 31, 1998, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Sweet Water.

          5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1998, except as disclosed in the Sweet Water Financial Statements or as Previously Disclosed, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Sweet Water, and (ii) the Sweet Water Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of Sweet Water provided in Article Seven of this Agreement.

          5.8  TAX MATTERS.

               (a) All Tax returns required to be filed by or on behalf of any of the Sweet Water Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before September 30, 1998, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all returns filed are complete and accurate. All Taxes shown on filed returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the Sweet Water Financial Statements delivered prior to the date of this Agreement or as Previously Disclosed. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

               (b) None of the Sweet Water Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

               (c) To Sweet Water's Knowledge, adequate provision for any Taxes due or to become due for any of the Sweet Water Companies for the period or periods through and including the date of the respective Sweet Water Financial Statements has been made and is reflected on such Sweet Water Financial Statements.

               (d) Deferred Taxes of the Sweet Water Companies have been provided for in accordance with GAAP.

               (e) Sweet Water is in compliance with, and its records contain the information and documents (including properly completed IRS Forms W-9) necessary to comply with applicable information reporting and Tax Withholding Requirements under federal, state and local Tax Laws, and such records identify the accounts subject to backup withholding under section 3406 of the Internal Revenue Code.

          5.9 ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan or credit losses (the "Allowance") shown on the consolidated balance sheets of Sweet Water included in the most recent Sweet Water Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Sweet Water included in the Sweet Water Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Sweet Water Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Sweet Water Companies as of the dates thereof.

          5.10 ASSETS. Except as Previously Disclosed or as disclosed or reserved against in the Sweet Water Financial Statements, the Sweet Water Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets. All tangible properties used in the businesses of the Sweet Water Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Sweet Water's past practices. All Assets which are Material to Sweet Water's business on a consolidated basis, held under leases or subleases by any of the Sweet Water Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by Creditor's Laws and Equitable Discretion), and each such Contract is in full force and effect. The policies of fire, theft, liability, and other insurance maintained with respect to the Assets or businesses of the Sweet Water Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the Sweet Water Companies is a named insured are reasonably sufficient. The Assets of the Sweet Water Companies include all assets required to operate the business of the Sweet Water Companies as presently conducted.

          5.11 ENVIRONMENTAL MATTERS.

               (a) Each Sweet Water Company, its Participation Facilities, and to its Knowledge its Loan Properties are, and have been, in compliance with all Environmental Laws, except where instances of noncompliance, individually or in the aggregate, would not be reasonably likely to result in a Material Adverse Effect on Sweet Water.

               (b) There is no Litigation pending or, to Sweet Water's Knowledge, threatened before any court, governmental agency or authority or other forum in which any Sweet Water Company or any of its Participation Facilities has been or, to its Knowledge with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any Sweet Water Company or any of its Participation Facilities.

               (c) There is, to Sweet Water's Knowledge, no Litigation pending or threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or Sweet Water in respect of such Loan Property) has been or may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property.

               (d) To the Knowledge of Sweet Water, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c).

               (e) During the period of (i) any Sweet Water Company's ownership or operation of any of their respective current properties, (ii) any Sweet Water Company's participation in the management of any Participation Facility, or (iii) any Sweet Water Company's holding of a security interest in a Loan Property, there have, to Sweet Water's Knowledge with respect to (ii) and
iii), been no releases of Hazardous Material or oil in, on, under or affecting such properties. Prior to the period of (i) any Sweet Water Company's ownership or operation of any of their respective current properties, (ii) any Sweet Water Company's participation in the management of any Participation Facility, or
(iii) any Sweet Water Company's holding of a security interest in a Loan Property, to the Knowledge of Sweet Water, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property. It is acknowledged by the Parties that Sweet Water has made no additional inquiry in regard to the matters reflected in this Section 5.11 as to its Loan Properties for the purpose of making the representations and warranties contained herein.

          5.12 COMPLIANCE WITH LAWS. Sweet Water is duly registered as a bank holding company under the BHC Act. Each Sweet Water Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted and there has occurred no Default under any such Permit.
None of the Sweet Water Companies:

               (a) Is in material violation of any Laws, Orders or Permits applicable to its business or employees conducting its business; and

               (b) Has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Sweet Water Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces (ii) threatening to revoke any Permits or (iii) requiring any Sweet Water Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts Materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

          5.13 LABOR RELATIONS. No Sweet Water Company is the subject of any Litigation asserting that it or any other Sweet Water Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other Sweet Water Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any Sweet Water Company, pending or threatened, or to its Knowledge, is there any activity involving any Sweet Water Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

          5.14 EMPLOYEE BENEFIT PLANS.

               (a) Sweet Water has delivered or made available to South Alabama prior to the execution of this Agreement copies of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Sweet Water Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Sweet Water Benefit Plans"). Any of the Sweet Water Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Sweet Water ERISA Plan." Each Sweet Water ERISA
Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "Sweet Water Pension Plan." No Sweet Water Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

               (b) All Sweet Water Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Sweet Water.
Each Sweet Water ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Sweet Water is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No Sweet Water Company has engaged in a transaction with respect to any Sweet Water Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Sweet Water
Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

               (c) No Sweet Water Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position of any Sweet Water Pension Plan, (ii) no change in the actuarial assumptions with respect to any Sweet Water Pension Plan, and (iii) no increase in benefits under any Sweet Water Pension Plan as a result of plan amendments or changes in applicable Law. Neither any Sweet Water Pension Plan nor any "single-employer plan," within the meaning of
Section 4001(a)(15) of ERISA, currently or formerly maintained by any Sweet Water Company, or the single-employer plan of any entity which is considered one employer with Sweet Water under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on Sweet
Water. No Sweet Water Company has provided, or is required to provide, security to a Sweet Water Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

               (d) No Liability under Subtitle C or D of Title IV or ERISA has been or is expected to be incurred by any Sweet Water Company with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No Sweet Water Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV or ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Sweet Water Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

               (e) Except as Previously Disclosed, (i) no Sweet Water Company has any obligations for retiree health and life benefits under any of the Sweet Water Benefit Plans and (ii) there are no restrictions on the rights of such Sweet Water Company to amend or terminate any such Plan without incurring any Liability thereunder.

               (f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of any Sweet Water Company from any Sweet Water Company under any Sweet Water Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Sweet Water Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase or acceleration is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Sweet Water.

          5.15 MATERIAL CONTRACTS. Except as Previously Disclosed or otherwise reflected in the Sweet Water Financial Statements, none of the Sweet Water Companies, nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting or retirement Contract with any Person, (ii) any Contract relating to the borrowing of money by any Sweet Water Company or the guarantee by any Sweet Water Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business),
(iii) any Contracts between or among Sweet Water Companies; and
(iv) any other Contract or amendment thereto that requires any Sweet Water Company to make payments aggregating $10,000 or more in any 12-month period (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the "Sweet Water Contracts"). None of the Sweet Water Companies is in Default under any Sweet Water Contract. All of the indebtedness of any Sweet Water Company for money borrowed is prepayable at any time by such Sweet Water Company without penalty or premium.

          5.16 LEGAL PROCEEDINGS. Except as Previously Disclosed, there is no Litigation instituted or pending, or, to the Knowledge of Sweet Water, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Sweet Water Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Sweet Water, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Sweet Water Company that are reasonably likely to have, individually or in the aggregate, a material Adverse Effect on Sweet Water.

          5.17 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument or other writing furnished or to be furnished for inclusion in the Proxy Statement by any Sweet Water Company or any Affiliate thereof to South Alabama pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Sweet Water Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by South Alabama with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Sweet Water Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Sweet Water's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by a Sweet Water Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Sweet Water, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any Sweet Water Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

          5.18 ACCOUNTING, TAX AND REGULATORY MATTERS. Sweet Water has not, and to Sweet Water's Knowledge, no Sweet Water Company or any Affiliate thereof has taken any action, and Sweet Water has no Knowledge of any fact or circumstance, that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, or
(ii) Materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

          5.19 CHARTER PROVISIONS. Each Sweet Water Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles or Certificate of Incorporation, Bylaws or other governing instruments of any Sweet Water Company or restrict or impair the ability of the Surviving Corporation to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Sweet Water Company that may be acquired or controlled by it.

          5.20 YEAR 2000 COMPLIANCE. Each Sweet Water Company has taken and is taking commercially reasonable steps to cause all of its computer systems, phone systems and other affected systems or equipment, including without limitation hardware and software, to be Year 2000 compliant and suffer no failure as a result of the arrival of January 1, 2000.


                             ARTICLE SIX
           REPRESENTATIONS AND WARRANTIES OF SOUTH ALABAMA

          South Alabama hereby represents and warrants to Sweet Water as follows:

          6.1 ORGANIZATION, STANDING, AND POWER. South Alabama is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Alabama, and has the corporate power and authority to carry on its businesses as now conducted and to own, lease and operate its Material Assets.

          6.2  AUTHORITY; NO BREACH BY AGREEMENT.

          (a) South Alabama has the corporate power and authority necessary to execute, deliver and, subject to Article Nine hereof, perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of South Alabama. This Agreement represents a legal, valid, and binding obligation of South Alabama, enforceable against South Alabama in accordance with its terms (except in all cases as such enforceability may be limited by Creditors' Laws and Equitable Discretion).

          (b) Neither the execution and delivery of this Agreement by South Alabama, nor the consummation by South Alabama of the transactions contemplated hereby, nor compliance by South Alabama with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of its Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any South Alabama Company under, any Contract or Permit of any South Alabama Company, where any failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any South Alabama Company or any of their respective Assets.

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal
     Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by South Alabama of the Merger and the other transactions contemplated in this Agreement.

          6.3 REPORTS. Since January 1, 1995, or the date of organization if later, each South Alabama Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements,
(ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws. As of its respective date, each such report and document did not, in all Material respects, contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          6.4  CAPITAL STOCK.

          (a) The authorized capital stock of South Alabama consists of (A) 10,000,000 shares of Common Stock, $.01 par value per share, of which as of March 5, 1999, 7,729,425 shares (not counting additional shares subject to issue pursuant to stock option and other plans) were validly issued and outstanding, fully paid and nonassessable, and (B) 500,000 shares of Preferred stock, no par value per share, none of which are issued and outstanding. Shares of South Alabama Common Stock are not subject to preemptive rights. The shares of South Alabama Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable.

          (b) The authorized capital stock of each Subsidiary of South Alabama is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by South Alabama.

          6.5 FINANCIAL STATEMENTS. South Alabama has Previously Disclosed to Sweet Water copies of the following financial statements of South Alabama:

          (a) Consolidated balance sheets as of December 31, 1996, December 31, 1997, and December 31, 1998;

          (b) Consolidated statements of operations for each of the three years ended December 31,1996, 1997, and 1998;

          (c) Consolidated statements of cash flows for each of the three years ended December 31,1995, 1996, and 1997, and for the nine months ended September 30, 1998;

          (d) Consolidated statements of changes in shareholders' equity for the three years ended December 31,1996 and 1997, and for the nine months ended September 30, 1998.

All such financial statements are in all Material respects in accordance with the books and records of South Alabama and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of South Alabama and its Subsidiaries.
Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), South Alabama did not have, as of the dates of such balance sheets, any Material Liabilities or obligations
(absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, shareholders' equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of South Alabama and its Subsidiaries for the periods indicated. The foregoing representations, insofar as they relate to the unaudited financial statements of South Alabama for periods ending December 31, 1998, and the unaudited interim financial statements of South Alabama for the nine months ended September 30, 1998, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

          6.6 ABSENCE OF MATERIAL ADVERSE CHANGE. Since the date of the most recent balance sheet provided under Section 6.5 above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama.

          6.7  SUBSIDIARIES.    Each Subsidiary of South Alabama has been duly
incorporated and is validly existing as a corporation or association in good standing under the Laws of the jurisdiction of its incorporation, and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon South Alabama and its Subsidiaries considered as one enterprise; each of the banking Subsidiaries of South Alabama has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act;
and the businesses of the non-bank Subsidiaries of South Alabama are permitted to subsidiaries of registered bank holding companies.

          6.8 LEGAL PROCEEDINGS. Except as Previously Disclosed, there is no litigation instituted or pending, or to South Alabama's Knowledge, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against South Alabama, or against any Material Asset, interest, or right of South Alabama, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama, nor are there any orders of any Regulatory Authorities, other governmental agencies, or arbitrators outstanding against South Alabama that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on South Alabama.

          6.9 STATEMENTS TRUE AND CORRECT. No statement of South Alabama or certificate of South Alabama to Sweet Water pursuant to this Agreement contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by South Alabama for inclusion in the 'Registration Statement to be filed by South Alabama with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be mailed to Sweet Water's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by South Alabama with the SEC, or any other Regulatory Authority in connection with the transactions contemplated hereby will, at the respective time such documents are filed and with respect to the Proxy Statement, when first mailed to the Shareholders of Sweet Water, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that South Alabama is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

          6.10 YEAR 2000 COMPLIANCE. South Alabama has taken and is taking commercially reasonable steps to cause all of South Alabama's computer systems, phone systems and other affected systems or equipment, including without limitation, hardware and software, to be year 2000 compliant and suffer no failure as a result of the arrival of January 1, 2000.

          6.11      ENVIRONMENTAL MATTERS.  Except as Previously Disclosed:

     (a) South Alabama, its Participation Facilities, and, to its Knowledge, its Loan Properties, are, and have at all times been, in Material compliance with all Environmental Laws, except where instances of noncompliance, individually or in the aggregate, would not be reasonably likely to result in a Material Adverse Effect on South Alabama.

     (b) There is, to South Alabama's Knowledge, no Litigation pending or threatened before any court, governmental agency or authority or other forum in which South Alabama or any of its Participation Facilities have been or, to its Knowledge, with respect to threatened Litigation, may be named as a defendant (i) for alleged non-compliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under or involving a site owned, leased or operated by South Alabama or any of its Participation Facilities.

     (c) There is, to South Alabama's Knowledge, no Litigation pending or threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or South Alabama in respect to such Loan Property) have been or may be named as a defendant or potentially responsible party (i) for alleged non-compliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under or involving a Loan Property.

     (d) To South Alabama's Knowledge, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c).

     (e) During the period of (i) South Alabama s ownership or operation of any of its current properties, (ii) South Alabama's participation in the management of any Participation Facility, or (iii) South Alabama s holding of a security interest in a Loan Property, there have been, to South Alabama's Knowledge with respect to (ii)and (iii), no releases of Hazardous Material in, on, under or affecting such properties. Prior to the period of (i) South Alabama's ownership or operation of any of its current properties, (ii) South Alabama s participation in the management of any Participation Facility, or (iii) South Alabama's holding of a security interest in a Loan Property, there were, to South Alabama s Knowledge, no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan Property. It is acknowledged by the Parties that South Alabama has made no additional inquiry in regard to the matters reflected in this Section 6.11 as to its Loan Properties for the purpose of making the representations and warranties contained herein.


                            ARTICLE SEVEN
               CONDUCT OF BUSINESS PENDING CONSUMMATION

          7.1 COVENANTS OF BOTH PARTIES. Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (a) preserve intact its business organizations, goodwill, relationships with depositors, customers and employees, and Assets and maintain its rights and franchises, and (b) take no action which would (i) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (ii) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

          7.2 COVENANTS OF SWEET WATER. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Sweet Water covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of South Alabama, which consent shall not be unreasonably withheld:

               (a) Amend the Articles of Incorporation, Bylaws or other governing instruments of any Sweet Water Company; or

               (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Sweet Water Company to another Sweet Water Company) except in the ordinary course of the business of Sweet Water Subsidiaries consistent with past practices
     (which shall include, for Sweet Water Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or the Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any share of stock held by any Sweet Water Company of any Lien or permit any such Lien to exist; or

               (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Sweet Water Company, or declare or pay any dividend or make any other distribution in respect of Sweet Water's capital stock, except that Sweet Water will pay quarterly one-fourth of its normal annual cash dividend, in accordance with past practice Previously Disclosed, (or a dividend equivalent to that which would be paid by South Alabama if the Merger had been consummated) as and to the extent permitted or required for the Merger to qualify for pooling-of-interests accounting treatment; or

               (d) except for this Agreement, issue, sell, pledge, encumber, enter into any Contract to issue, sell, pledge, or encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Sweet Water Common Stock or any other capital stock of any Sweet Water Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

               (e) adjust, split, combine or reclassify any capital stock of any Sweet Water Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of its capital stock or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any Sweet Water Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Sweet Water Company) or any Asset other than in the ordinary course of business for full and adequate consideration; or

               (f) acquire any direct or indirect equity interest in any Person, other than in connection with (i) foreclosures in the ordinary course of business, and (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

               (g) grant any increase in compensation or benefits to the employees or officers of any Sweet Water Company, except in accordance with past practice Previously Disclosed or as required by Law; pay any bonus except in accordance with past practice Previously Disclosed or the provisions of any applicable program or plan adopted by its Board of Directors prior to the date of this Agreement; enter into or amend any severance agreements with officers of any Sweet Water Company; grant any Material increase in fees or other increases in compensation or other benefits to directors of any Sweet Water Company except in accordance with past practice Previously Disclosed; or

               (h) enter into or amend any employment Contract between any Sweet Water Company and any Person (unless such amendment is required by Law) that the Sweet Water Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

               (i) adopt any new employee benefit plan of any Sweet Water Company or make any Material change in or to any existing employee benefit plans of any Sweet Water Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

               (j) make any change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP;

               (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any Sweet Water Company for Material money damages or restrictions upon the operations of any Sweet Water Company, or modify, amend or terminate any Material Contract or waive, release, compromise or assign any Material rights or claims;

               (l) operate its business otherwise than in the ordinary course of business; or

               (m) fail to file timely any report required to be filed by it with any Regulatory Authority.

          7.3 COVENANTS OF SOUTH ALABAMA. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, South Alabama covenants and agrees that it shall and shall cause each of its Subsidiaries to continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment to enhance the long-term value of the South Alabama Common Stock and the business prospects of the South Alabama Companies and to the extent consistent therewith use all reasonable efforts to preserve intact the South Alabama Companies' core businesses and goodwill with their respective employees and the communities they serve, and will not do or agree or commit to do,or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of Sweet Water, which consent shall not be unreasonably withheld:

               (a) fail to file timely any report required to be filed by it with Regulatory Authorities, including the SEC;

               (b) take any action which would cause the South Alabama Common Stock to cease to be traded on the NASDAQ;

               (c) take no action which would materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby;

               (d) take no action which would materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; or

               (e) amend the Articles of Incorporation or Bylaws of South Alabama, in each case, in any manner which is adverse to, and discriminates against, the holders of Sweet Water Common Stock.

          7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or
(ii) would cause or constitute a Material breach of any of it's representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

          7.5 REPORTS. Each Party and its Subsidiaries shall deliver to the other Party copies of all reports with Regulatory Authorities promptly after the same are filed.


                            ARTICLE EIGHT
                        ADDITIONAL AGREEMENTS

          8.1  REGISTRATION STATEMENT; PROXY STATEMENT; SHAREHOLDER
               APPROVAL.

               (a) As soon as practicable after execution of this Agreement, South Alabama shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or Securities Laws in connection with the issuance of the shares of South Alabama Common Stock upon consummation of the Merger. Sweet Water shall furnish all information concerning it and the holders of its capital stock as South Alabama may reasonably request in connection with such action. Sweet Water shall call the Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon adoption of this Agreement and such other related matters as it deems appropriate. In connection with the Shareholders' Meeting, (i) Sweet Water and South Alabama shall prepare and file a Proxy Statement with the SEC and mail it to Sweet Water's shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement,
     (iii) the Board of Directors of Sweet Water shall recommend (subject to compliance with its fiduciary duties as advised by counsel) to its shareholders the approval of this Agreement, and (iv) the Board of Directors and officers of Sweet Water shall use their reasonable efforts to obtain such shareholders' approval (subject to compliance with their fiduciary duties as advised by counsel).

               (b) From and after the Effective Time South Alabama shall indemnify and hold harmless Sweet Water, each of its directors and officers, and each Person, if any, who controls Sweet Water within the meaning of the 1933 Act against any losses, claims, damages, or Liabilities, joint, several, or solitary, to which they or any of them may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages, or Liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of Material fact contained in the Registration Statement or the Proxy Statement, or arising out of or based upon the omission or alleged omission to state therein a Material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such Person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that South Alabama shall not be liable in any such case to the extent that any such loss, claim, damage, or Liability
     (or action in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or the Proxy Statement in reliance upon and in conformity with information furnished to South Alabama by Sweet Water or an indemnified Person or information concerning Sweet Water or any indemnified Person. Promptly after receipt by an indemnified Person of notice of the commencement of any action, such indemnified Person shall, if a claim in respect thereof is to be made against South Alabama under this
     Section 8.1(b), notify South Alabama in writing of the commencement thereof, but failure to give prompt notice shall deprive the indemnified Person of his or her right to be indemnified only to the extent that South Alabama is thereby prejudiced. In case any such action shall be brought against any indemnified Person and it shall notify South Alabama of the commencement thereof, South Alabama shall be entitled to participate therein, and to the extent that it shall wish, to assume the defense thereof, with counsel satisfactory to such indemnified Person, and, after notice from South Alabama to such indemnified Person of its election to so assume the defense thereof, South Alabama shall not be liable to such indemnified party under this Section 8.1(b) for any legal expenses of other counsel or any other expenses subsequently incurred by such indemnified Person, except that if South Alabama elects not to assume such defense or counsel for an indemnified Person or Persons advises in writing that there are material substantive issues which raise conflicts of interests between South Alabama and one or more indemnified Persons, such indemnified Person or Persons may retain counsel satisfactory to them, and South Alabama shall pay all reasonable fees and expenses of such counsel for the indemnified Persons, promptly as statements therefor are received; provided that
     (i) South Alabama shall be obligated pursuant to this Section 8.1(b) to pay for only one firm of counsel for all indemnified Persons in any jurisdiction and (ii) South Alabama shall not be liable for any settlement effected without its prior written consent.

          8.2 APPLICATIONS. South Alabama shall promptly prepare and file, and Sweet Water shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

          8.3 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, South Alabama shall execute and file the Articles of Merger with the Secretary of State of the State of Alabama in connection with the Closing.

          8.4 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article Nine of this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

          8.5  INVESTIGATION AND CONFIDENTIALITY.

              (a) Prior to the Effective Time, Sweet Water will keep South Alabama advised of all Material developments relevant to its business and to consummation of the Merger and shall permit South Alabama to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of its financial and legal conditions as South Alabama reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No such investigation shall affect the representations and warranties of Sweet Water.

               (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof, and all work papers containing confidential information received from the other Party.

               (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation or otherwise and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

          8.6 PRESS RELEASES. Prior to the Effective Time, Sweet Water and South Alabama shall consult with each other as to the form and substance of any press release or other public disclosure Materially related to this Agreement or any other transaction contemplated hereby; provided, however, that nothing in this Section 8.6 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.


          8.7  CERTAIN ACTIONS.

               (a) Except with respect to this Agreement and the transactions contemplated hereby, no Sweet Water Company or any Affiliate thereof or any investment banker, attorney, accountant or other representative retained by any Sweet Water Company (collectively, "Sweet Water Representatives") shall directly or indirectly solicit any Acquisition Proposal by any Person. No Sweet Water Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Sweet Water or its directors may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its or their fiduciary or legal obligations. Sweet Water shall promptly notify South Alabama orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. Sweet Water shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all Sweet Water Representatives not to engage in any of the foregoing.

               (b) South Alabama shall promptly notify Sweet Water orally and in writing in the event that it receives any inquiry or proposal relating to an Acquisition Proposal with respect to the acquisition of South Alabama; provided, that if requested by South Alabama Sweet Water shall keep the information provided pursuant to this Section 8.7(b) confidential until such Acquisition Proposal is made public by South Alabama or another party thereto.

          8.8 ACCOUNTING AND TAX TREATMENT. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for pooling-of-interests accounting treatment and treatment as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code for federal income tax purposes.

          8.9  CHARTER PROVISIONS.

               (a) Each Sweet Water Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of any Sweet Water Company or restrict or impair the ability of South Alabama to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Sweet Water Company that may be acquired or controlled by it.

               (b) Each South Alabama Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of any South Alabama
     Company or restrict or impair the ability of any Sweet Water shareholder to vote, or otherwise exercise the rights of a shareholder with respect to, shares of South Alabama Common Stock that may be acquired or controlled by it.

          8.10 AGREEMENT OF AFFILIATES. Sweet Water shall use its reasonable best efforts to cause each Person who is an "affiliate" within the meaning of SEC Rule 145 to deliver to South Alabama not later than thirty (30) days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 3, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Sweet Water Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of South Alabama Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least thirty (30) days of combined operations of South Alabama and Sweet Water have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. If the Merger will qualify for pooling-of-interests accounting treatment, shares of South
Alabama Common Stock issued to such affiliates of Sweet Water in exchange for shares of Sweet Water Common Stock (and shares of South Alabama Common Stock held by persons who are "affiliates" of South Alabama) shall not be transferable until such time as financial results covering at least thirty (30) days of combined operations of South Alabama and Sweet Water have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.10 (and South Alabama shall be entitled to place restrictive legends upon certificates for shares of South Alabama Common Stock issued to affiliates of Sweet Water pursuant to this Agreement to enforce the provisions of this Section 8.10). South Alabama shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of South Alabama Common Stock by such affiliates.

          8.11 COMPENSATION AND EMPLOYEE BENEFITS. The Parties contemplate that at the Effective Time the compensation and employee benefit plans of neither the Sweet Water Companies nor the South Alabama Companies shall be affected by the Merger and that such plans shall continue in effect as though the Merger had not occurred. The Parties further contemplate, however, that it is desirable that the Surviving Corporation and its Subsidiaries offer more uniform employee compensation and benefits and that at some point after the Effective Time the Surviving Corporation and its Subsidiaries will adopt uniform policies and plans, giving due regard to the benefits offered to current employees.

          8.12 DIRECTOR AND EXECUTIVE OFFICER. Promptly after the Effective Time, South Alabama shall appoint the current Chairman of Sweet Water,
Stratton F. Lewis, Jr., and Jack O. Kerby as directors of South Alabama. Promptly after the Effective Time, South Alabama shall elect the Chief Executive Officer of Sweet Water, Stratton F. Lewis, Jr., as an Executive Officer of South Alabama. The persons named by the Parties as members of the Board of Directors of the Surviving Corporation shall be named in the Proxy Statement and the Registration Statement, subject to receipt of the consent of such individuals to be so named.

          8.13 INDEMNIFICATION.

          (a) From and after the Effective Time, South Alabama shall indemnify and advance costs and expenses (including reasonable attorneys fees, disbursements and expenses) and hold harmless each present and former director and/or officer of Sweet Water determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorney's fees), judgments, fines, losses, claims, damages, settlements or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each a "Claim"), arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that Sweet Water would have been permitted to indemnify such person under Alabama Law, Sweet Water's Articles of Incorporation or Bylaws in effect on the date hereof.

          (b) Any Indemnified Party wishing to claim indemnification under this Section 8.13 shall notify South Alabama within forty-five (45) days after the Indemnified Party's receipt of a notice of any Claim, but the failure to so notify shall not relieve South Alabama of any Liability it may have to such Indemnified Party, unless such failure Materially prejudices South Alabama. In the event of any claim (whether arising before or after the Effective Time), (i) South Alabama shall have the right to assume the defense thereof, and South Alabama shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if South Alabama elects not to assume such defense, or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between South Alabama and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and South Alabama shall pay the reasonable fees and expense of such counsel for the Indemnified Parties promptly after statements therefor are received; provided, however, that South Alabama shall be obligated pursuant to this paragraph (ii) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties will present such counsel with a conflict of interest, (iii) the Indemnified Parties will cooperate in the defense of any such matter, and (iv) South Alabama shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld. If such indemnity with respect to any Indemnified Party is unenforceable against South Alabama, then South Alabama and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

          (c) South Alabama shall purchase such "tail" or extended reporting period insurance coverage as it deems advisable to insure the obligations for which it is providing indemnification hereunder, which coverage shall be in an amount and for a term deemed appropriate by South Alabama.

          (d) If South Alabama or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of South Alabama and its Subsidiaries shall assume the obligations set forth in this section.

          (e) The provisions of this Section 8.13 are intended to be for the benefit of, and shall be enforceable by each Indemnified Party, and each Indemnified Party's heirs and representatives.


                             ARTICLE NINE
          CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

          9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section
11.5 of this Agreement:

               (A) SHAREHOLDER APPROVAL. The shareholders of Sweet Water shall have adopted this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NASD.

               (B) REGULATORY APPROVALS. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including, without limitation, requirements relating to the raising of additional capital or the disposition of assets) which in the reasonable judgment of the Board of Directors of either Party would so Materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

               (C) CONSENTS AND APPROVALS. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either Party would so Materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

               (D) LEGAL PROCEEDINGS. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

               (E) REGISTRATION STATEMENT. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of South Alabama Common Stock issuable pursuant to the Merger shall have been received.

               (F) POOLING LETTER. South Alabama shall have received a letter, dated as of the Effective Time, in form and substance reasonably acceptable to it, from Arthur Andersen LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

               (G) TAX MATTERS. Sweet Water and South Alabama shall have received a written opinion of counsel from Hand Arendall, L.L.C., in form reasonably satisfactory to them (the "Tax Opinion"), to the effect that
     (i) the Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of Sweet Water Common Stock for South Alabama Common Stock will not give rise to gain or loss to the shareholders of Sweet Water with respect to such exchange (except to the extent of any cash received),and (iii) neither Sweet Water nor South Alabama will recognize gain or loss as a consequence of the Merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code). In rendering such Tax Opinion, Hand Arendall, L.L.C. shall be entitled to rely upon representations of officers of Sweet Water and South Alabama reasonably satisfactory in form and substance to such counsel.

          9.2 CONDITIONS TO OBLIGATIONS OF SOUTH ALABAMA. The obligations of South Alabama to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by South Alabama pursuant to Section 11.5(a) of this Agreement:

               (A) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Sweet Water set forth or referred to in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

               (B) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of Sweet Water to be performed and complied with pursuant to this Agreement and the other agreements contem-plated hereby prior to the Effective Time shall have been duly performed and complied with in all respects.

               (C) CERTIFICATES. Sweet Water shall have delivered to South Alabama (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Sweet Water's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as South Alabama and its counsel shall request.

               (D) OPINION OF COUNSEL. Sweet Water shall have delivered to South Alabama an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to Sweet Water, dated as of the Closing, in substantially the form of Exhibit 4 hereto.

               (E)  BOOK VALUE THRESHOLD.   Sweet Water's Book Value shall
     not be less than $96.40 per share.

          9.3 CONDITIONS TO OBLIGATIONS OF SWEET WATER. The obligations of Sweet Water to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Sweet Water pursuant to Section 11.5(b) of this Agreement:

               (A) REPRESENTATIONS AND WARRANTIES. The representations and warranties of South Alabama set forth or referred to in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time.

               (B) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of South Alabama to be performed and complied with pursuant to this Agreement and the other agreements contem plated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

               (C) CERTIFICATES. South Alabama shall have delivered to Sweet Water (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by South Alabama's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Sweet Water and its counsel shall request.

               (D) OPINION OF COUNSEL. South Alabama shall have delivered to Sweet Water an opinion of Hand Arendall, L.L.C., counsel to South Alabama, dated as of the Effective Time, in substantially the form of
     Exhibit 5 hereto.

               (E)  EXCHANGE LISTING.  The shares of South Alabama Common
     Stock issuable pursuant to the Merger shall have been approved, subject to official notice of issuance, for listing on the NASDAQ Stock Market.

               (F) FAIRNESS OPINION. Sweet Water shall have received from Alex Sheshunoff & Co. investment Banking prior to the mailing of the Proxy Statement a letter setting forth its opinion that the Exchange Ratio is fair to the shareholders of Sweet Water from a financial point of view, and such opinion shall not have been withdrawn as of the Effective Time.


                             ARTICLE TEN
                             TERMINATION

          10.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Sweet Water, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

               (a) By mutual consent of the Board of Directors of South Alabama and the Board of Directors of Sweet Water; or

               (b) By the Board of Directors of either Party in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Material Adverse Effect on the breaching Party; or

               (c) By the Board of Directors of either Party in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

               (d) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii)if the shareholders of Sweet Water fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the ABCA and the rules of the NASD at the Shareholders' Meeting where the transactions were presented to such shareholders for approval and voted upon; or

               (e) By the Board of Directors of South Alabama in the event the Market Price is less than $10.00 per share;

               (f) By the Board of Directors of Sweet Water if South Alabama enters into a letter of intent, acquisition agreement, merger agreement or similar agreement with another entity for the purpose of South Alabama being subject to an Acquisition Proposal; or

               (g) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by October 31, 1999, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(g);

               (h) By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(h) of this Agreement.

          10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article Eleven and Section 8.5(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c) or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

          10.3 TERMINATION OF REPRESENTATIONS AND COVENANTS. All representations and warranties provided in Articles 5 and 6 of this Agreement or in any closing certificate pursuant to Articles 8 and 9 shall terminate and be extinguished at and shall not survive the Effective Time. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Time shall survive such Effective Time and be binding upon such Party. Items disclosed in the Exhibits and items and matters Previously Disclosed are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.


                            ARTICLE ELEVEN
                            MISCELLANEOUS

          11.1 EXPENSES. Each of the parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder. It is agreed and understood that work done by South Alabama and/or its attorneys and advisors to prepare and file the Registration Statement and print the Prospectus shall not be deemed to be done on behalf of Sweet Water, and the costs and expenses therefor shall not be the responsibility of Sweet Water.

          11.2 BROKERS AND FINDERS. Except for fees incurred for the services of Alex Sheshunoff & Co. Investment Banking, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Sweet Water or South Alabama, each of Sweet Water and South Alabama, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

          11.3 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.


          11.4 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, however, that after approval of this Agreement by the holders of Sweet Water Common Stock, there shall be made no amendment that pursuant to the ABCA requires further approval by the Sweet Water shareholders without the further approval of the Sweet Water shareholders.


          11.5      WAIVERS.

               (a) Prior to or at the Effective Time, South Alabama, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Sweet Water, to waive or extend the time for the compliance or fulfillment by Sweet Water of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of South Alabama under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by the chief executive officer of South Alabama.

               (b) Prior to or at the Effective Time, Sweet Water, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by South Alabama, to waive or extend the time for the compliance or fulfillment by South Alabama of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Sweet Water under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by the chief executive officer of Sweet Water.

               (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach or any other term of this Agreement.

          11.6 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

          11.7 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:


     Sweet Water:   Sweet Water State Bancshares, Inc.
                    P. O. Box 128 (36782-0128)
                    101 Main Street
                    Sweet Water, Alabama 36782-0128
                    Telephone Number: 334-994-4113
                    Facsimile Number:  334-994-4716

                    Attention: Stratton F. Lewis, Jr., President

Copy to Counsel:    Miller, Hamilton, Snider & Odom, L.L.C.
                    P. O. Box 19 (36101)
                    One Commerce Street, Suite 305
                    Montgomery, Alabama 36104
                    Telephone Number: (334) 834-5550
                    Facsimile Number:  (334) 265-4533

                    Attention: Willard H. Henson

     South Alabama: South Alabama Bancorporation, Inc.
                    P. O. Box 3067 (36652)
                    100 St. Joseph Street
                    Mobile, Alabama 36602
                    Telephone Number: (334) 431-7800
                    Facsimile Number:  (334) 431-7851

                    Attention: W. Bibb Lamar, Jr., President

Copy to Counsel:    Hand Arendall, L.L.C.
                    P. O. Box 123 (36601)
                    3000 AmSouth Bank Building
                    107 St. Francis Street
                    Mobile, Alabama  36602
                    Telephone Number: (334) 432-5511
                    Facsimile Number:  (334) 694-6375

                    Attention: Brooks P. Milling

     11.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Alabama, without regard to any applicable conflicts of Laws.


     11.9 COUNTERPARTS. This Agreement may be executed in one or more counter-parts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.10 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.11 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.12 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.


     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by its respectively authorized officers as of the day and year first above written.


                              ATTEST: SWEET WATER STATE BANCSHARES,
                              INC.


/s/Jack O. Kerby                 By:/s/Stratton F. Lewis, Jr.
Secretary                           Stratton F. Lewis, Jr., President


[CORPORATE SEAL]



ATTEST:                       SOUTH ALABAMA BANCORPORATION,
                              INC.


/s/F. Michael Johnson           By: /s/W. Bibb Lamar, Jr.,
Secretary                           W. Bibb Lamar, Jr., President

[CORPORATE SEAL]
                           LIST OF EXHIBITS


     EXHIBIT NUMBER                     DESCRIPTION


     1. Amendment to the Articles of Incorporation of South Alabama Bancorporation, Inc. (section 2.1).

     2. Amendment to the Bylaws of South Alabama Bancorporation, Inc. (section 2.2)

     3.   Form of agreement of affiliates of Sweet Water.  (section 8.10).

     4.   Form of opinion of counsel for Sweet Water.  (section 9.2(d)).

     5.   Form of opinion of counsel for South Alabama.  (section 9.3(d)).


                                                             EXHIBIT 1


            AMENDMENT TO THE ARTICLES OF INCORPORATION OF
                  SOUTH ALABAMA BANCORPORATION, INC.



     None.
                                                             EXHIBIT 2


                      AMENDMENT TO THE BYLAWS OF
                  SOUTH ALABAMA BANCORPORATION, INC.



     None.
                                                             EXHIBIT 3

                         AFFILIATE AGREEMENT



South Alabama Bancorporation, Inc.
Mobile, Alabama

Attention:     W. Bibb Lamar, Jr.
          President

Gentlemen:

     The undersigned is a shareholder of Sweet Water Bancshares, Inc. ("Sweet Water"), an Alabama corporation located in Sweet Water, Alabama, and will become a shareholder of the South Alabama Bancorporation, Inc. ("South Alabama") pursuant to the transactions described in the Agreement and Plan of Merger, dated as of_____________, 1999, (the "Agreement"), by and between South Alabama and Sweet Water. Under the terms of the Agreement, Sweet Water will be merged with and into South Alabama (the "Merger"), and the shares of the common stock of Sweet Water ("Sweet Water Common Stock") will be converted into and exchanged for shares of the common stock of South Alabama ("South Alabama Common Stock"). This Affiliate Agreement represents an agreement between the undersigned and South Alabama regarding certain rights and obligations of the undersigned in connection with the shares of South Alabama to be received by the undersigned as a result of the Merger.

     In consideration of the Merger and the mutual covenants contained herein, the undersigned and South Alabama hereby agree as follows:

     1. Affiliate Status. The undersigned understands and agrees that as to Sweet Water he or she is an "affiliate" under Rule 145(c) as defined in Rule 405 of the Rules and Regulations of the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended ("1933
Act"), and the undersigned anticipates that he or she will be such an "affiliate" at the time of the Merger.

     2. Initial Restriction on Disposition. The undersigned agrees that he or she will not sell, transfer or otherwise dispose of his or her interests in, or reduce his or her risk relative to, any of the shares of South Alabama Common Stock into which his or her shares of Sweet Water Common Sock are converted upon consummation of the Merger until such time as South Alabama notifies the undersigned that the requirements of SEC Accounting Series Release Nos. 130 and 135 ("ASR 130 and 135") have been met. The undersigned understands that ASR 130 and 135 relate to publication of financial results of post-Merger combined operations of South Alabama and Sweet Water. South Alabama agrees that it will publish such results within forty-five (45) days after the end of the first fiscal quarter of South Alabama containing the required period of post-Merger combined operations and that it will notify the undersigned promptly following such publication.

     3. Covenants and Warranties of Undersigned. The undersigned represents, warrants and agrees that:

          (a) The South Alabama Common Stock received by the undersigned as a result of the Merger will be taken for his or her own account and not for others, directly or indirectly, in whole or in part.

          (b) South Alabama has informed the undersigned that any distribution by the undersigned of South Alabama Common Stock has not been registered under the 1933 act and that shares of South Alabama Common Stock received pursuant to the Merger can only be sold by the undersigned (1) following registration under the 1933 Act, or (2) in conformity with the volume and other requirements of Rule 145(d) promulgated by the SEC as the same now exist or may hereafter be amended, or (3) to the extent some other exemption from registration under the 1933 Act might be available. The undersigned under stands that South Alabama is under no obligation to file a registration statement with the SEC covering the disposition of the undersigned's shares of South Alabama Common Stock.

     (c) The undersigned is aware that South Alabama intends to treat the Merger as a tax-free reorganization under Section 368 of the Internal Revenue Code ("Code") for federal income tax purposes. The undersigned agrees to treat the transaction in the same manner as South Alabama for federal income tax purposes. The undersigned acknowledges that the Income Tax Regulations require "continuity of interest" in order for the Merger to be treated as tax-free under Section 368 of the Code. The undersigned has no prearrangement, plan or intention to sell or otherwise dispose of an amount of his or her South Alabama Common Stock to be received in the Merger which would cause the foregoing requirement not to be satisfied.

     4. Restrictions on Transfer. The undersigned understands and agrees that stop transfer instructions with respect to the shares of South Alabama Common Stock received by the undersigned pursuant to the Merger will be given to South Alabama's Transfer Agent and that there will be placed on the certificates of such shares, or shares issued in substitution thereof, a legend stating in substance:

     The shares represented by this certificate were issued pursuant to a business combination which is accounted for as a "pooling of interests" and may not be sold, nor may the owner thereof reduce his or her risks relative thereto in any way, until such time as South Alabama Bancorporation, Inc. (the "Corporation") has published the financial results covering at least thirty (30) days of combined operations after the effective date of the merger through which the business combination was effected. In addition, the shares represented by this certificate may not be sold, transferred or otherwise disposed of except or unless (1) covered by an effective registration statement under the Securities Act of 1933, as amended, (2) in accordance with (i) Rule 145(d) (in the case of shares issued to an individual who is not an affiliate of the Corporation) or (ii) Rule 144 (in the case of shares issued to an individual who is an affiliate of the Corporation) of the Rules and Regulations of such Act, or (3) in accordance with a legal opinion satisfactory to counsel for the Corporation that such sale or transfer is otherwise exempt from the registration requirements of such Act.

Such legend will also be placed on any certificate representing South Alabama securities issued subsequent to the original issuance of the South Alabama Common Stock pursuant to the Merger as a result of any stock dividend, stock split, or other recapitalization as long as the South Alabama Common Stock issued to the undersigned pursuant to the Merger has not been transferred in such manner to justify the removal of the legend therefrom. Upon the request of the undersigned, South Alabama shall cause the certificates representing the shares of South Alabama Common Stock issued to the undersigned in connection with the Merger to be reissued free of any legend relating to restrictions on transfer by virtue of ASR 130 and 135 as soon as practicable after the requirements of ASR 130 and 135 have been met. In addition, if the provisions of Rules 144 and 145 are amended to eliminate restrictions applicable of the South Alabama Common Stock received by the undersigned pursuant to the Merger, or at the expiration of the restrictive period set forth in Rule 145(d), South Alabama, upon the request of the undersigned, will cause the certificates representing the shares of South Alabama Common Stock issued to the undersigned in connection with the Merger to be reissued free of any legend relating to the restrictions set forth in Rules 144 and 145(d) upon receipt by South Alabama of an opinion of its counsel to the effect that such legend may be removed.

     5. Understanding of Restrictions on Dispositions. The undersigned has carefully read the Agreement and this Affiliate Agreement and discussed their requirements and impact upon his or her ability to sell, transfer, or otherwise dispose of the shares of South Alabama Common Stock received by the undersigned, to the extent he or she believes necessary, with his or her counsel or counsel for Sweet Water.

     6. Filing of Reports by South Alabama. South Alabama agrees, for a period of three years after the effective date of the Merger, to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, so that the public information provisions of Rule 145(d) promulgated by the SEC as the same are presently in effect will be available to the undersigned in the event the undersigned desires to transfer any shares of South Alabama Common Stock issued to the undersigned pursuant to the Merger.

     7. Transfer Under Rule 145(d). If the undersigned desires to sell or otherwise transfer the shares of South Alabama Common Stock received by him or her in connection with the Merger at any time during the restrictive period set forth in Rule 145(d), the undersigned will provide the necessary representation letter to the transfer agent for South Alabama Common Stock together with such additional information as the transfer agent may reasonably request. If South Alabama's counsel concludes that such proposed sale or transfer complies with the requirements of Rule 145(d), South Alabama shall cause such counsel to provide such opinions as may be necessary to South Alabama's Transfer Agent so that the undersigned may complete the proposed sale or transfer.

     8. Acknowledgments. The undersigned recognizes and agrees that the foregoing provisions also apply to (i) the undersigned's spouse, (ii) any relative of the undersigned or of the undersigned's spouse who has the same home as the undersigned, (iii) any trust or estate in which the undersigned, the undersigned's spouse, and any such relative collectively own at least a 10% beneficial interest or of which any of the foregoing serves as trustee, executor, or in any similar capacity, and (iv) any corporation or other organization in which the undersigned, the undersigned's spouse and any such relative collectively own at least 10% of any class of equity securities or of the equity interest. The undersigned further recognizes that, in the event that the undersigned is a director or officer of South Alabama or becomes a director or officer of South Alabama upon consummation of the Merger, among other things, any sale of South Alabama common Stock by the undersigned within a period of less than six months following the effective time of the Merger may subject the undersigned to liability pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended.

     9. Miscellaneous. This Affiliate Agreement is the complete agreement between South Alabama and the undersigned concerning the subject matter hereof. Any notice required to be sent to any party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This Affiliate Agreement shall be governed by the laws of the State of Alabama.


     This Affiliate Agreement is executed as of the            day of
_______________, 1999.


                                   Very truly yours,




                                   Signature



                                   Print Name






                                   Address



AGREED TO AND ACCEPTED as of
                                            , 1999

SOUTH ALABAMA BANCORPORATION, INC.


By:

South Alabama Bancorporation, Inc.
________________, 199___                                     EXHIBIT 4


           [LETTERHEAD OF MILLER, HAMILTON, SNIDER & ODOM]


                                                      , 199__

South Alabama Bancorporation, Inc.
Mobile, Alabama


     Re: Merger of Sweet Water State Bancshares, Inc. with and into South Alabama Bancorporation, Inc.

Gentlemen:

     We are counsel to Sweet Water State Bancshares, Inc. ("Sweet Water"), a corporation organized and existing under the laws of the State of Alabama, and have represented Sweet Water in connection with the execution and delivery of the Agreement and Plan of Merger, dated as of __________, 1999 (the "Agree-ment"), by and between South Alabama Bancorporation, Inc. ("South Alabama") and Sweet Water.

     This opinion is delivered pursuant to Section 9.2(d) of the Agreement. Capitalized terms used in this opinion shall have the meaning set forth in the Agreement.

     In rendering this opinion, we have examined the corporate books and records of Sweet Water and made such other investigations as we have deemed necessary. We have relied upon certificates of public officials and officers of Sweet Water as to certain questions of fact.

     Based upon and subject to the foregoing, we are of the opinion that:

1. Sweet Water is a corporation duly organized, validly existing and in good standing under the laws of the State of Alabama with full corporate power and authority to carry on the business in which it is engaged and to own the properties owned by it.

2. The execution and delivery of the Agreement and compliance with its terms do not and will not violate or contravene any provision of the Articles of Incorporation or Bylaws of Sweet Water or, to the best of our knowledge, result in any conflict with, breach of, or default or acceleration under any mortgage, agreement, lease, indenture, or other instrument, order, judgment or decree to which Sweet Water is a party or by which Sweet Water is bound.

3. In accordance with the Bylaws of Sweet Water and pursuant to resolutions duly adopted by its Board of Directors and shareholders, the Agreement has been duly adopted and approved by the Board of Directors of Sweet Water and by the shareholders of Sweet Water at the Shareholders' Meeting.

4.   The Agreement has been duly and validly executed and delivered by Sweet
     Water.

5. The authorized capital stock of Sweet Water consists of __________ shares of Sweet Water Common Stock, of which _____________ shares were issued and outstanding as of ________________, 1999. The shares of Sweet Water Common Stock that are issued and outstanding were not issued in violation of any statutory preemptive rights of shareholders, were duly issued and are fully paid and nonassessable. To our knowledge, there are no options, subscriptions, warrants, calls, rights or commitments obligating Sweet Water to issue any equity securities or acquire any of its equity securities.

     This opinion is delivered solely for reliance by South Alabama.

                              Sincerely,



Sweet Water State Bancshares, Inc.
_________________, 199___                                    EXHIBIT 5


                [LETTERHEAD OF HAND ARENDALL, L.L.C.]



Sweet Water State Bancshares, Inc.
_________________________________
_________________________________


     Re: Merger of Sweet Water State Bancshares, Inc. with and into South Alabama Bancorporation, Inc.

Gentlemen:

     We are counsel to South Alabama Bancorporation, Inc. ("South Alabama"), a corporation organized and existing under the laws of the State of Alabama, and have represented South Alabama in connection with the execution and delivery of the Agreement and Plan of Merger, dated as of _______________, 1999, (the "Agreement"), by and between Sweet Water State Bancshares, Inc. ("Sweet Water") and South Alabama.

     This opinion is delivered pursuant to Section 9.3(d) of the Agreement. Capitalized terms used in this opinion shall have the meaning set forth in the Agreement.

     In rendering this opinion, we have examined the corporate books and records of South Alabama, and made such other investigations as we have deemed necessary. We have relied upon certificates of public officials and officers of South Alabama as to certain questions of fact.

     Based upon and subject to the foregoing, we are of the opinion that:

1. South Alabama is a corporation duly organized, validly existing and in good standing under the laws of the State of Alabama with full corporate power and authority to carry on the business in which it is engaged and to own the properties owned by it.

2. The execution and delivery of the Agreement and compliance with its terms do not and will not violate or contravene any provision of the Articles of Incorporation or Bylaws of South Alabama or, to the best of our knowledge but without any independent investigation, result in any conflict with, breach of, or default or acceleration under any mortgage, agreement, lease, indenture, or other instrument, order, arbitration award, judgment or decree to which South Alabama is a party or by which South Alabama is bound.

3. In accordance with the Bylaws of South Alabama and pursuant to resolutions duly adopted by its Board of Directors and shareholders, the Agreement has been duly adopted and approved by the Board of Directors of South Alabama.

4. The Agreement has been duly and validly executed and delivered by South Alabama.

5. The authorized capital stock of South Alabama consists of 10,000,000 shares of South Alabama Common Stock, of which ____________ shares were issued and outstanding as of ____________, 1999, and 500,000 shares of preferred stock, no par value, none of which is issued and outstanding. The shares of South Alabama Common Stock that are issued and outstanding were not issued in violation of any statutory preemptive rights of shareholders, were duly issued and are fully paid and nonassessable under the Alabama Business Corporation Act. The shares of South Alabama Common Stock to be issued to the shareholders of Sweet Water as contemplated by the Agreement are duly authorized, have been registered under the Securities Act of 1933, as amended, and when properly issued and delivered following consummation of the Merger will be validly issued, fully paid and non-assessable.

     This opinion is delivered solely for reliance by Sweet Water.

                              Yours very truly,

                              HAND ARENDALL, L.L.C.


                              By:_________________________________________



                                                     Appendix B




                        June 24, 1999

 Board of Directors
 Sweet Water State Bancshares, Inc.
 101 Main Street
 Sweet Water, Alabama  36782

 Members of the Board:
 You have requested us to update our oral opinion rendered on March 30, 1999, as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Sweet Water Bancshares, Inc. ("Sweet Water") of the Merger Consideration to be received in the proposed merger between Sweet Water and South Alabama Bancorporation, Inc., Mobile, Alabama, (the "Corporation"). In consideration of the Merger, the Corporation has offered to exchange $12,753,000 of its shares of common stock (the "Merger Consideration") for the outstanding shares of Sweet Water common stock subject to an exchange ratio based upon the formula contained in the Merger Agreement. The shares will be exchanged pursuant to the Agreement and Plan of Merger effective as of March 30, 1999 (the "Merger Agreement"). Pursuant to the Merger Agreement, the Corporation shall cause Sweet Water to be merged with and into the Corporation (the "Merger). Sweet Water did not retain Sheshunoff to act as its financial advisor in the proposed Merger and the terms and conditions of the Merger were negotiated directly between Sweet Water and the Corporation. Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes.

 In connection with our opinion, we have, among other things:

        1. Evaluated Sweet Water's consolidated results based upon a review of its annual financial statements for the two-year period ending December 31, 1997 and the unaudited consolidated results for the period ending December 31, 1998;
        2. Reviewed Call Report information as of December 1998 for Sweet
        Water;
        3. Conducted conversations with executive management regarding recent and projected financial performance of Sweet Water;
        4. Compared Sweet Water's recent operating results with those of certain other banks in the Southeast region of the United States which have recently been acquired;
        5. Compared Sweet Water's recent operating results with those of certain other banks in Alabama which have recently been acquired;
        6. Compared the pricing multiples for Sweet Water in the Merger to those of certain other banks in the Southeast region of the United States which have recently been acquired;
        7. Compared the pricing multiples for Sweet Water in the Merger to those of certain other banks in Alabama which have recently been acquired;
        8. Analyzed the net present value of the after-tax cash flows Sweet Water could produce through the year 2003, based on assumptions provided by management;
        9. Performed an affordability analysis based on the projections of earnings for the combined entity subsequent to the Merger;
        10.Reviewed the historical stock price data and trading volume of the Corporation common stock and the lack of any active market for the common stock of Sweet Water; and 11.Performed such other analyses as we deemed appropriate.

 We have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Sweet Water for the purposes of this opinion. In addition, where appropriate, we have relied upon publicly available information that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.
 We have not made an independent evaluation of the assets or liabilities of Sweet Water or the Corporation, nor have we been furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and have assumed that such allowances for each of the companies are, in the aggregate, adequate to cover such losses.
 We have assumed that all required regulatory approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect the Merger or the Corporation's operations following the Merger. Based upon management's representations, we assumed that the Company and Sweet Water are in compliance with all of the Y2K requirements of their respective regulatory authorities.
 Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.
 Our opinion is limited to the fairness of the Merger Consideration, from a financial point of view, to the holders of Sweet Water common stock. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any stockholder as to any approval of the Merger or the Merger Agreement. It is understood that this letter is for the information of the Board of Directors of Sweet Water and may not be used for any other purpose without our prior written consent.
 Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the Sweet Water stockholders pursuant to the Merger is fair, from a financial point of view.

                                  Very truly yours,

                               /s/ Alex Sheshunoff & Co. Investment Banking
                               ALEX SHESHUNOFF & CO.
                               INVESTMENT BANKING

                                                             APPENDIX C


AUDITED FINANCIAL STATEMENTS

SWEET WATER STATE BANCSHARES, INC.
AND SUBSIDIARY
member FDIC

SWEET WATER, ALABAMA

DECEMBER 31, 1998 & 1997

SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK





                                                  											Page
Independent Auditor's Report                                 2

Consolidated Statements of Income                            3

Consolidated Statements of Comprehensive Income              4

Consolidated Balance Sheets                                  5

Consolidated Statements of Stockholders' Equity              6

Consolidated Statements of Cash Flows                        7

Notes to Consolidated Financial Statements                   8




INDEPENDENT AUDITOR'S REPORT


Board of Directors
and Stockholders
Sweet Water State Bancshares, Inc.
Sweet Water, Alabama


We have audited the consolidated balance sheets of Sweet Water State Bancshares, Inc. and its subsidiary, Sweet Water State Bank, as of December 31, 1998 and 1997, and the related statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statements referred to above present fairly, in all material respects, the financial position of Sweet Water State Bancshares, Inc. and its subsidiary, Sweet Water State Bank, as of December 31, 1998 and 1997, and the consolidated results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                              /s/McKean & Associates, P.A.
                                              McKEAN & ASSOCIATES, P.A.
February 19, 1999                             Certified Public Accountants


SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
CONSOLIDATED STATEMENTS OF INCOME


For the Years Ended December 31,              1998              1997
INTEREST INCOME
      Loans                            $  3,354,532        $   2,609,829
      Investment securities                 773,050              889,706
      Federal funds sold                    116,463               65,653

Total interest income                     4,244,045            3,565,188

INTEREST EXPENSE
      Deposits                            1,974,610            1,607,552

Total interest expense                    1,974,610            1,607,552

Net interest income before
 provision for loan losses                2,269,435            1,957,636
Provision for loan losses                   270,000               23,000

NET INTEREST INCOME                       1,999,435            1,934,636

NON-INTEREST INCOME
      Service charges on deposits           316,958              269,209
      Other income                           73,528               89,644
      Gains on disposal of securities        11,263                9,980

Total non-interest income                   401,749              368,833

NON-INTEREST EXPENSE
      Salaries                              939,052              807,992
      Depreciation                          104,127               82,091
      Insurance                              66,223               67,246
      Payroll tax                            65,413               55,423
      Merger                                 60,000                    0
      Retirement plan                        47,012               39,710
      Advertising                            43,571               45,189
      Losses on disposal of securities            0                7,013
      Other expenses                        448,837              411,429

Total non-interest expense                1,774,235            1,516,093

INCOME BEFORE INCOME TAXES                  626,949              787,376

Provision for income taxes                  113,441              177,982

                        NET INCOME     $    513,508        $     609,394


Average number of shares outstanding
  adjusted for stock exchanges               60,000               60,000

Net income per common share            $       8.56        $       10.16

See notes to the consolidated financial statements.

SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31,                            1998            1997
NET INCOME                                                  $513,508        $609,394

OTHER COMPREHENSIVE INCOME, net of tax
      Unrealized losses / (gains) on securities                1,920         (16,701)

Total other comprehensive income                               1,920         (16,701)

                   COMPREHENSIVE INCOME                     $515,428        $592,693

SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
CONSOLIDATED BALANCE SHEETS

December 31,                                           1998            1997
ASSETS
Cash and due from banks                             $ 1,823,311     $ 1,147,310
Federal funds sold                                    2,360,000       3,110,000
Investment securities, at carrying value             12,510,433      12,674,360
Loans, net of unearned interest and allowance
  for loan losses                                    34,604,104      28,475,241
Bank premises and equipment                           1,044,695         667,755
Accrued interest receivable                             996,532         827,885
Other assets                                            162,853         167,174

                           TOTAL                    $53,501,928     $47,069,725

LIABILITIES
Deposits
      Demand - non-interest bearing                 $ 4,984,758     $ 5,978,936
      Demand - interest bearing                       5,794,417       5,585,157
      Savings                                         3,979,235       3,751,148
      Time certificates of deposit                   32,610,980      26,037,246

TOTAL DEPOSITS                                       47,369,390      41,352,487
Accrued interest payable                                219,445         173,106
Other liabilities                                       129,070           5,537

                                                     47,717,905      41,531,130

STOCKHOLDERS' EQUITY
Common stock, par value $1.00 per share;
  60,000 shares authorized and issued                    60,000          60,000
Surplus                                                 640,000         640,000
Additional paid-in capital - treasury stock               7,781           7,781
Accumulated other comprehensive income                   12,301          10,381
Undivided profits                                     5,063,941       4,820,433

                                                      5,784,023       5,538,595

                           TOTAL                    $53,501,928     $47,069,725
See notes to the consolidated financial statements.




SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31,                          1998            1997
COMMON STOCK
      Balance at beginning, end of year               $   60,000      $   60,000

SURPLUS
      Balance at beginning, end of year                  640,000         640,000

ADDITIONAL PAID-IN CAPITAL - TREASURY STOCK
      Balance at beginning, end of year                    7,781           7,781

ACCUMULATED OTHER COMPREHENSIVE INCOME
      Balance at beginning of year                        10,381          27,082
      Other comprehensive income                           1,920         (16,701)

      Balance at end of year                              12,301          10,381

UNDIVIDED PROFITS
      Balance at beginning of year                     4,820,433       4,466,039
      Net income                                         513,508         609,394
      Cash dividends - $4.50 per share
        1998 and $4.25 per share 1997                   (270,000)       (255,000)

      Balance at end of year                           5,063,941       4,820,433

                           TOTAL                      $5,784,023      $5,538,595
See notes to the consolidated financial statements.

SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Years Ended December 31,                         1998           1997
OPERATING ACTIVITIES
      Net income                                   $   513,508    $    609,394
      Adjustments to reconcile net income to
      net cash flows from operating activities:
      Provision for loan losses                        270,000          23,000
      Depreciation and amortization                    104,127          82,091
      Gains on disposal of assets                      (11,263)         (5,351)
      Amortization and accretion of
        investment securities, net                      10,930           9,750
      (Increase) Decrease in assets
        Other assets                                     4,321         129,764
        Interest receivable                           (168,647)       (101,259)
      Increase (Decrease) in liabilities
        Other liabilities                              123,534        (555,070)
        Interest payable                                46,339           9,045

NET CASH FLOWS FROM OPERATING ACTIVITIES               892,849         201,364

INVESTING ACTIVITIES
      Proceeds from sales and maturities of
        investment securities
          Held to maturity                           3,078,213         857,570
          Available for sale                           909,026       3,281,634
      Purchases of investment securities
          Held to maturity                            (955,466)     (1,079,779)
          Available for sale                        (2,862,341)       (852,102)
      Net increase in loans                         (6,398,863)     (4,091,343)
      Net purchases of Bank premises & equipment      (484,320)       (162,778)

NET CASH FLOWS FROM INVESTING ACTIVITIES            (6,713,751)     (2,046,798)

FINANCING ACTIVITIES
      Net increase in deposits                       6,016,903       4,765,898
      Cash dividends                                  (270,000)       (255,000)

NET CASH FLOWS FROM FINANCING ACTIVITIES             5,746,903       4,510,898

(Decrease) Increase in cash and cash equivalents       (73,999)      2,665,464
Cash and cash equivalents at beginning of year       4,257,310       1,591,846

CASH AND CASH EQUIVALENTS AT END OF YEAR           $ 4,183,311    $  4,257,310


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Cash paid during the year for:
        Interest                                   $ 1,928,271    $  1,598,508
        Income taxes                               $   112,492    $    223,813
See notes to the consolidated financial statements.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The Corporation's accounting and reporting policies are in conformity with generally accepted accounting principles and comply with reporting guidelines prescribed by banking regulatory authorities in all material respects. The Bank does not record accrued interest receivable on student loans, and it does not record accrued interest payable on money market and NOW deposit accounts. Neither of these unaccrued amounts are significant to the financial statements presented as a whole.

    Basis of Consolidation

    The consolidated financial statements include the accounts of Sweet Water State Bancshares, Inc. (Bancshares) and its wholly-owned subsidiary, Sweet Water State Bank (Bank). Significant intercompany accounts have been eliminated.

    Statement of Cash Flows

    Cash and cash equivalents include demand deposits with correspondent banks and federal funds sold on a daily basis to other banks.

    Investment Securities

    Investment securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

    Investment securities not classified as held-to-maturity are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported separately net of tax, through a separate component of stockholders' equity. Gains and losses on sales of securities are determined on the specific-identification method.

    Loans and Allowance for Loan Losses

    Loans are reported at principal amounts outstanding less unearned interest and allowance for loan losses. Interest on installment loans is recognized using the sum-of-the-digits method which approximates the interest method. Interest on other loans is calculated by using the simple interest method on daily balances on the principal amount outstanding.

    The allowance for loan losses is increased by charges to operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible and is based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations of the collectibility of loans take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Bank Premises and Equipment

    Bank premises and equipment are reported at cost less an allowance for depreciation which is computed using the straight-line and accelerated methods over the estimated useful lives of the related assets. Costs incurred for maintenance and repairs are expensed currently. On disposal of properties, the related costs and allowances for depreciation are removed from the appropriate accounts, and any gains or losses are recognized.

    Other Real Estate

    Real estate properties acquired through or in lieu of foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value. Costs of significant property improvements are capitalized, while costs relating to holding property are expenses.

    Income Taxes

    The Bank accounts for certain income and expense items in different time periods for financial reporting purposes versus income tax purposes. Provisions for deferred income taxes are made in recognition of these timing differences. Operations of the Bank were included in the consolidated income tax return for the Parent. Income taxes for the Bank are calculated as if the Bank had filed a separate return.

    The Bank adopted SFAS No. 109, Accounting for Income Taxes, as of January 1, 1993. Under SFAS 109, income taxes are accounted for using the asset and liability method where deferred tax assets and liabilities are recognized at current tax rates for future tax consequences of differences between the carrying value of assets and liabilities and their tax base and operating loss and tax credit carryforwards.

    Nature of Operations

    Sweet Water State Bank provides banking services in Sweet Water, Alabama and the surrounding areas of Marengo County and Clarke County, Alabama.

    Use of Estimates in the Preparation of Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.


2.  DEPOSITS WITH CORRESPONDENT BANKS

    In the normal course of business, the Bank had deposits with correspondent banks in excess of the federally insured limit.




3.  INVESTMENT SECURITIES

    The carrying amounts and approximate market value of investment securities are summarized as follows:

                                                          Carrying      Approximate
    December 31, 1998                                    Amount       Market Value
    U.S. Treasury                                      $ 1,778,049     $ 1,820,000
    U.S. Government Agencies                             2,197,013       2,212,047
    States and political subdivisions                    6,805,369       7,093,570
    Mortgage-backed securities                           1,234,675       1,264,816
    Corporate securities                                   344,227         364,660
    Other securities                                       151,100         151,100

    TOTAL                                              $12,510,433     $12,906,193


                                                          Carrying      Approximate
    December 31, 1997                                    Amount       Market Value
    U.S. Treasury                                      $ 1,764,563     $ 1,782,109
    U.S. Government Agencies                             2,469,593       2,482,047
    States and political subdivisions                    7,194,342       7,471,231
    Mortgage-backed securities                             799,831         802,037
    Corporate securities                                   346,031         361,854
    Other securities                                       100,000         100,000

    TOTAL                                              $12,674,360     $12,999,278

    Investment securities with a carrying value of $3,729,992 and $5,688,598 at December 31, 1998 and 1997, respectively, were pledged to secure public deposits. Market value of these securities amounted to $3,902,395 at December 31, 1998 and $5,803,359 at December 31, 1997.

    The income from investment securities for the years 1998 and 1997 is as follows:


      For the Years Ended December 31,                      1998            1997
      Taxable                                          $   385,773     $   444,937
      Non-taxable                                          387,277         444,769

      TOTAL                                            $   773,050     $   889,706



3.  INVESTMENT SECURITIES (CONTINUED)

    The following table reflects the carrying amount and market value of investment securities held at December 31, 1998 and 1997, grouped by type and maturity.

                                                         Carrying      Approximate
    December 31, 1998                                    Amount       Market Value
    U.S. Treasury
     Within one year                                  $   250,000     $   250,000
     After one but within five years                    1,528,049       1,570,000
     After five but within ten years                            0               0
     After ten years                                            0               0
     Total                                              1,778,049       1,820,000

    U.S. Government Agencies
     Within one year                                      946,891         946,735
     After one but within five years                      250,122         265,156
     After five but within ten years                      500,000         500,156
     After ten years                                      500,000         500,000
     Total                                              2,197,013       2,212,047

    States and political subdivisions
     Within one year                                      661,159         663,332
     After one but within five years                    2,615,102       2,713,578
     After five but within ten years                    3,424,108       3,603,362
     After ten years                                      105,000         113,298
     Total                                              6,805,369       7,093,570

    Corporate securities
     Within one year                                      143,517         148,910
     After one but within five years                      200,710         215,750
     After five but within ten years                            0               0
     After ten years                                            0               0
     Total                                                344,227         364,660

    Mortgage-backed securities                          1,234,675       1,264,816
    Other securities                                      151,100         151,100

      TOTAL                                           $12,510,433     $12,906,193

SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	INVESTMENT SECURITIES (CONTINUED)


                                                         Carrying      Approximate
    December 31, 1997                                    Amount       Market Value
    U.S. Treasury
     Within one year                                   $         0     $         0
     After one but within five years                     1,262,820       1,270,234
     After five but within ten years                       501,743         511,875
     After ten years                                             0               0
     Total                                               1,764,563       1,782,109

     U.S. Government Agencies
      Within one year                                      598,843         598,843
      After one but within five years                      698,694         698,141
      After five but within ten years                    1,172,056       1,185,063
      After ten years                                            0               0
      Total                                              2,469,593       2,482,047

     States and political subdivisions
      Within one year                                      175,055         177,079
      After one but within five years                    2,983,257       3,083,020
      After five but within ten years                    3,126,992       3,250,467
      After ten years                                      909,038         960,665
      Total                                              7,194,342       7,471,231

     Corporate securities
      Within one year                                            0               0
      After one but within five years                      346,031         361,854
      After five but within ten years                            0               0
      After ten years                                            0               0
      Total                                                346,031         361,854

     Mortgage-backed securities                            799,831         802,037
     Other securities                                      100,000         100,000

      TOTAL                                            $12,674,360     $12,999,278





3.  INVESTMENT SECURITIES (CONTINUED)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated market value for each major category of securities are summarized as follows.

                                          Gross        Gross      Estimated
                           Amortized    Unrealized   Unrealized     Market
   December 31, 1998          Cost        Gains        Losses       Value
   U.S. Treasury - HTM    $   752,190     $ 41,951     $      0  $   794,141
   U.S. Treasury - AFS      1,001,187       24,672            0    1,025,859
   Total                    1,753,377       66,623            0    1,820,000

   U.S. Government
     Agencies-HTM             250,122       15,034            0      265,156
   U.S. Government
     Agencies-AFS           1,951,083          156       (4,348)   1,946,891
   Total                    2,201,205       15,190       (4,348)   2,212,047

   State and political
     subdivisions - HTM     6,719,470      288,201            0    7,007,671
   State and political
     subdivisions - AFS        80,000        5,899            0       85,899
   Total                    6,799,470      294,100            0    7,093,570

   Mortgage-backed
   securities - HTM           786,593       32,181         (223)     818,551
   Mortgage backed
   securities - AFS           451,190            0       (4,925)     446,265
   Total                    1,237,783       32,181       (5,148)   1,264,816

   Corporate securities-
     HTM                      344,227       20,433            0      364,660
   Corporate securities-
     AFS                            0            0            0            0
   Total                      344,227       20,433            0      364,660

   Other securities           151,100            0            0      151,100

   TOTAL                  $12,487,162     $428,527     $ (9,496) $12,906,193




3.  INVESTMENT SECURITIES (CONTINUED)

                                          Gross        Gross      Estimated
                           Amortized    Unrealized   Unrealized     Market
   December 31, 1997          Cost        Gains        Losses       Value
   U.S. Treasury - HTM    $   752,767     $ 17,546     $      0  $   770,313
   U.S. Treasury - AFS        999,888       11,908            0    1,011,796
   Total                    1,752,655       29,454            0    1,782,109

   U.S. Government
     Agencies-HTM           1,870,749       13,398         (944)   1,883,203
   U.S. Government
     Agencies-AFS             598,692          563         (411)     598,844
   Total                    2,469,441       13,961       (1,355)   2,482,047

   State and political
     subdivisions - HTM     7,108,147      277,024         (134)   7,385,037
   State and political
     subdivisions - AFS        80,000        6,194            0       86,194
   Total                    7,188,147      283,218         (134)   7,471,231

   Mortgage-backed
   securities - HTM           799,831        2,206            0      802,037
   Mortgage backed
   securities - AFS                 0            0            0            0
   Total                      799,831        2,206            0      802,037

   Corporate securities-
     HTM                      346,031       15,823            0      361,854
   Corporate securities-
     AFS                            0            0            0            0
   Total                      346,031       15,823            0      361,854

   Other securities           100,000            0            0      100,000

   TOTAL                  $12,656,105     $344,662     $ (1,489) $12,999,278

    Included in the other securities category is the following:

    December 31,                                     1998            1997
    Federal Home Loan Bank stock                   $151,000               0
    CD's due to us                                        0         100,000

    This stock is recorded at cost, and the issuing bank determines the investment amount. The stock in the Federal Home Loan Bank (FHLB) is not pledged to secure FHLB borrowings. These borrowings are secured by mortgage loans on 1 to 4 family residences.

    The Certificate of Deposit was recorded at cost and was issued by the First Commercial Bank. This certificate matured and was not renewed during 1998.


4   LOANS AND ALLOWANCES FOR LOAN LOSSES

    The  composition of  the loan portfolio was as follows:

    December 31,                                          1998            1997
    Commercial and single pay                          $21,213,697     $16,253,643
    Student loans                                          106,579         132,425
    Installments                                        14,949,971      13,421,407
    Overdrafts                                              60,079          59,565
    Unearned interest                                   (1,309,835)     (1,164,807)

    Total                                               35,020,491      28,702,233
    Allowance for loan losses                             (416,386)       (226,992)

    Net loans                                          $34,604,105     $28,475,241

    Loans on which the accrual of interest has been discontinued or reduced total $92,077 at December 31, 1998, and $89,954 at December 31, 1997.
    If interest on non-accrual loans had been accrued, such income would have approximated $963 and $1,920 for 1998 and 1997, respectively.




    A summary of transactions in the allowance for loan losses is as follows:

    For the Years Ended December 31,                      1998            1997
    Balance at beginning of year                         $ 226,992       $ 307,257
    Provision charged to operations                        270,000          23,000
    Recoveries                                              22,446          20,264
    Loans charged off                                     (103,052)       (123,529)

      Balance at end of year                             $ 416,386       $ 226,992

5.  LOANS TO RELATED PARTIES

    The Bank has granted loans to officers and directors and their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount was $2,240,277 and $2,128,629 at December 31, 1998 and 1997, respectively.

6.  BANK PREMISES AND EQUIPMENT

    Bank premises and equipment are summarized as follows:

    December 31,                                          1998            1997
    Bank premises                                      $ 1,382,009     $ 1,019,037
    Furniture, fixtures and equipment                      801,459         686,616

                                                         2,183,468       1,705,653
    Allowances for depreciation                         (1,138,773)     (1,037,898)

    TOTAL                                              $ 1,044,695     $   667,755


7   TIME DEPOSITS

    Time deposits in denominations of $100,000 or more are summarized as follows:

    December 31,                                          1998            1997
    Certificates of deposit                            $10,793,951      $7,839,524
    Other time deposits-State of Alabama                 1,105,000       1,105,000

    TOTAL                                              $11,898,951      $8,944,524

    Interest expense on time deposits of $100,000 or more totaled $487,904 in 1998 and $384,244 in 1997.

    Maturities for each of the next five years for time deposits follows:

    For the Year Ended December 31,                      Amount
    1999                                               $25,037,693
    2000                                                 4,849,202
    2001                                                   505,501
    2002                                                   278,994
    2003                                                   346,588

    TOTAL                                              $31,017,978

8.  ADVANCES FROM FEDERAL HOME LOAN BANK

    The Bank had no outstanding advances from the Federal Home Loan Bank
    (FHLB) at December 31, 1998 and 1997. The Bank has an unused line of credit with the FHLB of $5,000,000. Specific mortgage loans were pledged to the FHLB as collateral in the event the Bank requests future advances.

9.  INCOME TAXES

    The components of the income tax provision were as follows:

    For the Years Ended December 31,                      1998            1997
    Currently payable
     Federal                                             $144,358        $112,485
     State                                                 40,977          31,460
     Total                                                185,335         143,945

    Deferred
     Federal                                              (60,530)         29,221
     State                                                (11,364)          4,816
     Total                                                (71,894)         34,037

    Provision for income taxes
     Federal                                               83,828         141,706
     State                                                 29,613          36,276
     Total                                               $113,441        $177,982

    The components of deferred taxes resulting from timing differences in the recognition of income and expenses for tax and financial reporting purposes were as follows:

    For the Years Ended December 31,                         1998            1997
    Provision for loan losses                             $(74,903)        $34,195
    Income tax expense                                       3,009            (158)

    Total deferred taxes                                  $(71,894)        $34,037

    The provision for income taxes included in the accompanying statements of income differ from the expected tax provisions computed by multiplying income before taxes by the statutory rates. The primary reason for this difference is tax exempt interest on obligations of states and political subdivisions.

10. SIMPLIFIED EMPLOYEE PENSION PLAN

    The Bank has adopted a simplified employee pension plan (SEP) for the benefit of its officers and employees. The Bank makes contributions to this plan each year from current or accumulated profits in an amount determined by its Board of Directors. The contribution to the simplified employee pension plan was $47,012 for 1998 and $39,710 for 1997.


11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

    The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

    Financial instruments whose contract amounts represent credit risk are as follows:

    December 31,                                      1998            1997
    Commitments to extend credit                   $1,657,384      $2,273,686
    Standby letters of credit                         195,000         106,000

    Commitments to extend credit are agreements to lend to a customer provided there are no violations of the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer.

    Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

    It is the opinion of management than any losses resulting from these off-balance-sheet risks will not have a material effect on the financial statements.

12. RESTRICTIONS ON SUBSIDIARY'S DIVIDENDS

    Certain restrictions exist regarding the ability of Bancshares' subsidiary to transfer funds to the Corporation in the form of dividends. The approval of the Bank's primary regulatory authority shall be required if the total of all dividends declared by its subsidiary in any calendar year shall exceed the total of its net income of that year combined with its retained net income of the two preceding years. As of December 31, 1998, approximately $1,450,000 of the subsidiary's earnings were available for distribution.

13. SUBSEQUENT EVENTS

    On October 27, 1998, the Bank announced an agreement in principle whereby the Bank will become a wholly-owned subsidiary of South Alabama Bancorporation, Inc., through the merger of Sweet Water State Bancshares, Inc. with South Alabama Bancorporation, Inc. Shareholders of Bancshares will receive an agreed-upon number of shares of the acquiring corporation to consummate the merger. As of December 31, 1998, the merger had yet to be completed, as consummation of the transaction is subject to the negotiation and execution of a definitive agreement, certain regulatory approvals, and approval of the shareholders of Bancshares.

14. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS
    SWEET WATER STATE BANCSHARES, INC. (PARENT COMPANY)

    INCOME STATEMENTS

    For the Years Ended December 31,                      1998            1997
    INCOME
     Dividends received                                  $274,000        $160,000
     Excess of income of subsidiary over
      dividends received                                  239,758         447,510
     Gain on sale of real estate                                0           2,384

    TOTAL INCOME                                          513,758         609,894

    EXPENSES
     Miscellaneous                                            250             500

                        NET INCOME                       $513,508        $609,394




14. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS (CONTINUED)
    SWEET WATER STATE BANCSHARES, INC. (PARENT COMPANY)

    BALANCE SHEETS


    December 31,                                          1998            1997
                          ASSETS
    Cash on deposit                                     $      529      $      779
    Real estate                                              4,000               0
    Investment in Sweet Water State Bank                 5,782,746       5,537,816

                           TOTAL                        $5,787,275      $5,538,595


                   STOCKHOLDERS' EQUITY

    Stockholders' equity                                $5,787,275      $5,538,595

                           TOTAL                        $5,787,275      $5,538,595




14. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS (CONTINUED)
    SWEET WATER STATE BANCSHARES, INC. (PARENT COMPANY)

    STATEMENTS OF CASH FLOWS



    For the Years Ended December 31,                      1998            1997
    OPERATING ACTIVITIES
    Net income                                           $ 513,508       $ 609,394
    Adjustments to reconcile net income to
    net cash flows from operating activities:
    Excess of income of subsidiary over
     dividends received                                   (239,758)       (447,510)
    Proceeds from sale of assets                                 0          (2,384)

    NET CASH FLOWS FROM OPERATING ACTIVITIES               273,750         159,500

    INVESTING ACTIVITIES
    Purchase of assets                                      (4,000)
    Sale of assets                                               0          95,000

    NET CASH FLOWS FROM INVESTING ACTIVITIES                (4,000)         95,000

    FINANCING ACTIVITIES
    Cash dividends paid                                   (270,000)       (255,000)

    NET CASH FLOWS FROM FINANCING ACTIVITIES              (270,000)       (255,000)

    Increase (Decrease) in cash and cash equivalents          (250)           (500)

    Cash and cash equivalents at beginning of year           3,163           3,663

    CASH AND CASH EQUIVALENTS AT END OF YEAR             $   2,913       $   3,163

15. REGULATORY CAPITAL DISCLOSURES

    The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct and material effect on the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations) and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all the capital adequacy requirements to which it is subject.

    As of December 31, 1998, the most recent notification from the FDIC, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

                                                                                       To Be Well
                                                                                      Capitalized Under
                                                               For Capital            Prompt Corrective
                                       Actual                 Adequacy Purposes       Action Provisions
                                 -------------------        -------------------      -------------------
                                 Amount        Ratio        Amount        Ratio      Amount        Ratio
As of December 31, 1998:
   Total Risk-Based Capital
   (to Risk-Weighted Assets)     $6,145,261    14.4%        $3,410,695    8.0%       $4,263,368    10.0%
   Tier 1 Capital
   (to Risk-Weighted Assets)     $5,728,874    13.4%        $1,705,347    4.0%       $2,558,021     6.0%
   Tier 1 Capital
   (to Adjusted Total Assets)    $5,728,874    10.0%        $2,154,480    4.0%       $2,693,100     5.0%

As of December 31, 1997:
   Total Risk-Based Capital
   (to Risk-Weighted Assets)     $5,754,428    18.4%        $2,500,524    8.0%       $3,125,656    10.0%
   Tier 1 Capital
   (to Risk-Weighted Assets)     $5,527,435    17.6%        $1,250,652    4.0%       $1,875,393     6.0%
   Tier 1 Capital
   (to Adjusted Total Assets)    $5,527,435    11.0%        $1,867,800    4.0%       $2,334,750     5.0%



16. COMPREHENSIVE INCOME

    The related tax effect allocated to other comprehensive income is as follows:


                                           Before-Tax   (Expense)    Net-of-Tax
    For the Year Ended December 31, 1998   Amount       or Benefit   Amount
    Unrealized gains on securities         $3,048       $(1,128)     $1,920

    Other comprehensive income             $3,048       $(1,128)     $1,920


                                                        Tax
                                           Before-Tax   (Expense)    Net-of-Tax
    For the Year Ended December 31, 1997   Amount       or Benefit   Amount
    Unrealized losses on securities        $(26,510)    $9,809       $(16,701)

    Other comprehensive income             $(26,510)    $9,809       $(16,701)






16. COMPREHENSIVE INCOME (CONTINUED)

    The balance in accumulated other comprehensive income is as follows:


                                                       Unrealized
                                                     Gains / (Losses)
    For the Year Ended December 31, 1998             on Securities
    Beginning balance                                      $10,381
    Current-period change                                    1,920

    Ending balance                                         $12,301

                                                       Unrealized
                                                     Gains / (Losses)
    For the Year Ended December 31, 1997             on Securities
    Beginning balance                                     $ 27,082
    Current-period change                                  (16,701)

    Ending balance                                        $ 10,381










COMPILED FINANCIAL STATEMENTS

SWEET WATER STATE BANCSHARES, INC.
AND SUBSIDIARY
member FDIC

SWEET WATER, ALABAMA

MARCH 31, 1999 & 1998

COMPILATION REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
     and Stockholders
Sweet Water State Bancshares, Inc. and Subsidiary
Sweet Water, Alabama


We have compiled the accompanying consolidated balance sheets of Sweet Water State Bancshares, Inc., and its subsidiary, Sweet Water State Bank, as of March 31, 1999 and 1998, and the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of stockholders' equity, and consolidated statements of cash flows for the three months then ended in accordance with Statement on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements, and accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial condition, results of operations and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.



                                       /s/McKean & Associates, P.A.
                                       MCKEAN & ASSOCIATES, P.A.
June 16, 1999                          Certified Public Accountants




SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
CONSOLIDATED STATEMENTS OF INCOME


For the Three Months Ended March 31,                         1999             1998
INTEREST INCOME
      Loans                                                $  845,395       $  781,143
      Investment securities                                   205,426          205,701
      Federal funds sold                                       42,783           18,369

Total interest income                                       1,093,604        1,005,213

INTEREST EXPENSE
      Deposits                                                550,998          442,865

Total interest expense                                        550,998          442,865

Net interest income before provision for loan losses          542,606          562,348
Provision for loan losses                                       9,000           30,000

NET INTEREST INCOME                                           533,606          532,348

NON-INTEREST INCOME
      Service charges on deposits                              91,055           72,918
      Other income                                             22,619           22,731
      Gains on disposal of securities                           1,057            2,750

Total non-interest income                                     114,731           98,399

NON-INTEREST EXPENSE
      Salaries                                                251,582          241,009
      Depreciation                                             25,042           18,579
      Insurance                                                28,093           21,618
      Payroll tax                                              13,320           16,382
      Merger                                                        0                0
      Retirement plan                                          14,550           10,995
      Advertising                                               8,422           10,124
      Losses on disposal of securities                              0                0
      Other expenses                                          104,393          105,776

Total non-interest expense                                    445,402          424,483

INCOME BEFORE INCOME TAXES                                    202,935          206,264

Provision for income taxes                                     51,554           51,987

                        NET INCOME                         $  151,381       $  154,277


Average number of shares outstanding
  adjusted for stock exchanges                                 60,000           60,000

Net income per common share                                $     2.52       $     2.57

SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


For the Three Months Ended March 31,                         1999             1998
NET INCOME                                                   $151,381         $154,277

OTHER COMPREHENSIVE INCOME, net of tax
      Unrealized losses / (gains) on securities               (42,452)           1,489

Total other comprehensive income                             $108,929         $155,766

                   COMPREHENSIVE INCOME                      $108,929         $155,766

SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
CONSOLIDATED BALANCE SHEETS


March 31,                                                    1999             1998
ASSETS
Cash and due from banks                                   $ 1,135,540      $ 2,106,443
Federal funds sold                                          5,060,000          560,000
Investment securities, at carrying value                   14,287,543       12,807,839
Loans, net of unearned interest and allowance
  for loan losses                                          33,344,012       30,991,589
Bank premises and equipment                                 1,279,425          721,952
Accrued interest receivable                                   933,793          926,998
Other assets                                                  190,770           78,266

                           TOTAL                          $56,231,083      $48,193,087

LIABILITIES
Deposits
      Demand - non-interest bearing                       $ 5,069,404      $ 5,411,550
      Demand - interest bearing                             5,439,909        5,219,896
      Savings                                               4,247,451        3,932,682
      Time certificates of deposit                         35,169,284       27,645,550

TOTAL DEPOSITS                                             49,926,048       42,209,678
Accrued interest payable                                      251,205          202,963
Other liabilities                                             232,878           86,085

                                                           50,410,131       42,498,726

STOCKHOLDERS' EQUITY
Common stock, par value $1.00 per share;
  60,000 shares authorized and issued                          60,000           60,000
Surplus                                                       640,000          640,000
Additional paid-in capital - treasury stock                     7,781            7,781
Accumulated other comprehensive income                        (30,151)          11,870
Undivided profits                                           5,143,322        4,974,710

                                                            5,820,952        5,694,361

                           TOTAL                          $56,231,083      $48,193,087





SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


For the Three Months Ended March 31,                         1999             1998
COMMON STOCK
      Balance at beginning, end of period                  $   60,000       $   60,000

SURPLUS
      Balance at beginning, end of period                     640,000          640,000

ADDITIONAL PAID-IN CAPITAL - TREASURY STOCK
      Balance at beginning, end of period                       7,781            7,781

ACCUMULATED OTHER COMPREHENSIVE INCOME
      Balance at beginning of period                           12,301           10,381
      Other comprehensive income                              (42,452)           1,489

      Balance at end of period                                (30,151)          11,870

UNDIVIDED PROFITS
      Balance at beginning of period                        5,063,941        4,820,433
      Net income                                              151,381          154,277
      Cash dividends - $1.20 per share
      through 3/31/99                                         (72,000)               0

      Balance at end of period                              5,143,322        4,974,710

                           TOTAL                           $5,820,952       $5,694,361



SWEET WATER STATE BANCSHARES, INC. AND SUBSIDIARY
SWEET WATER STATE BANK
CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Three Months Ended March 31,                         1999             1998
OPERATING ACTIVITIES
      Net income                                           $  151,381       $  154,277
      Adjustments to reconcile net income to
      net cash flows from operating activities:
      Provision for loan losses                                 9,000           30,000
      Depreciation and amortization                            25,042           18,579
      Gains on disposal of investment securities               (1,057)          (2,750)
      Amortization and accretion of
        investment securities, net                              4,075            1,802
      (Increase) Decrease in assets
        Other assets                                              384           87,915
        Interest receivable                                    62,739          (99,113)
      Increase (Decrease) in liabilities
        Other liabilities                                     103,808           80,548
        Interest payable                                       31,760           29,857

NET CASH FLOWS FROM OPERATING ACTIVITIES                      387,132          301,115

INVESTING ACTIVITIES
      Proceeds from sales and maturities of
        investment securities
          Held to maturity                                    476,585          484,167
          Available for sale                                  294,534                0
      Purchases of investment securities
          Held to maturity                                   (605,000)        (614,216)
          Available for sale                               (2,017,000)               0
      Net decrease / (increase) in loans                    1,251,092       (2,546,348)
      Net purchases of Bank premises & equipment             (259,772)         (72,776)

NET CASH FLOWS FROM INVESTING ACTIVITIES                     (859,561)      (2,749,173)

FINANCING ACTIVITIES
      Net increase in deposits                              2,556,658          857,191
      Cash dividends                                          (72,000)               0

NET CASH FLOWS FROM FINANCING ACTIVITIES                    2,484,658          857,191

(Decrease) Increase in cash and cash equivalents            2,012,229       (1,590,867)
Cash and cash equivalents at beginning of period            4,183,311        4,257,310

CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $6,195,540       $2,666,443


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Cash paid during the period for:
        Interest                                           $  496,671       $  411,505
        Income taxes                                       $   30,000       $        0

                                                       Appendix D
                      ALABAMA CODE ANNOTATED
      TITLE 10. CORPORATIONS, PARTNERSHIPS AND ASSOCIATIONS
                CHAPTER 2B. BUSINESS CORPORATIONS

Article 13. Dissenters' Rights

section 10-2B-13. 01. Definitions.

               (1) "Corporate action" means the filing of articles of merger or share exchange by the probate judge or Secretary of State, or other action giving legal effect to a transaction that is the subject of dissenters' rights.

               (2) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

               (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 10-2B-13.02 and who exercises that right when and in the manner required by Sections 10-2B-13.20 through 10-2B-13.28.

               (4) "Fair Value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

               (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans, or, if none, at a rate that is fair and equitable under all circumstances.

               (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

               (7) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

               (8) "Shareholder" means the record shareholder or the beneficial shareholder.

Section 10-2B-13.02. Right to dissent.

                             (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

                                  (1) Consummation of a plan of merger to
                 which the corporation is a party (i) if shareholder approval is required for the merger by Section 10-2B-11.03 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 10-2B-11.04;

                                  (2) Consummation of a plan of share
                 exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

                                  (3) Consummation of a sale or exchange by
                 all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

                                  (4) To the extent that the articles of
                 incorporation of the corporation so provide, an amendment of the articles of incorporation that materially and adversely affects rights in respect to a dissenter's shares because it:

                                            (i)  Alters or abolishes a
                      preferential right of the shares;

                                            (ii) Creates, alters, or
                      abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

                                            (iii) Alters or abolishes a
                      preemptive right of the holder of the shares to acquire shares or other securities;

                                            (iv) Excludes or limits the right
                      of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

                                            (v) Reduces the number of shares
                      owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 10-2B-6.04; or

                                  (5) Any corporate action taken pursuant to
                 a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

                             (b)  A shareholder entitled to dissent and
                 obtain payment for shares under this chapter may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

Section 10-2B-13.03. Dissent by nominees and beneficial owners.

                             (a) A record shareholder may assert dissenters' rights as to fewer than all of the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he or she dissents and his or her other shares were registered in the names of different shareholders.

                             (b)  A beneficial shareholder may assert
                 dissenters' rights as to shares held on his or her behalf only if:

                                  (1) He or she submits to the corporation
                 the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

                                  (2) He or she does so with respect to all
                 shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

Section 10-2B-13.20. Notice of dissenters' rights.

                             (a)  If proposed corporate action creating
                 dissenters' rights under Section 10-2B-13.02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

                             (b) If corporate action creating dissenters' rights under Section 10-2B-13.02 is taken without a vote of shareholders, the corporation shall (1) notify in writing all shareholders entitled to assert dissenters' rights that the action was taken; and (2) send them the dissenters' notice described in Section 10-2B-13.22.

Section 10-2B-13.21. Notice of intent to demand payment.

                             (a)  If proposed corporate action creating
                 dissenters' rights under Section 10-2B-13.02 is submitted to a vote at a shareholder's meeting, a shareholder who wishes to assert dissenters' rights (1) must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment or [sic] his or her shares if the proposed action is effectuated; and (2) must not vote his or her shares in favor of the proposed action.

                             (b)  A shareholder who does not satisfy the
                 requirements of subsection (a) is not entitled to payment for his or her shares under this article.

Section 10-2B-13.22. Dissenters' notice.

                             (a)  If proposed corporate action creating
                 dissenters' rights under Section 10-2B-13.02 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 10-2B-13.21.

                             (b)  The dissenters' notice must be sent no
                 later than 10 days after the corporate action was taken, and must:

                                  (1) State where the payment demand must be
                 sent;

                                  (2) Inform holders of shares to what extent
                 transfer of the shares will be restricted after the payment demand is received;

                                  (3) Supply a form for demanding payment;

                                  (4) Set a date by which the corporation must
                 receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is delivered; and

                                  (5) Be accompanied by a copy of this
                 article.

Section 10-2B-13.23. Duty to demand payment.

                             (a)  A shareholder sent a dissenters' notice
                 described in Section 10-2B-13.22 must demand payment in accordance with the terms of the dissenters' notice.

                             (b) The shareholder who demands payment retains all other rights of a shareholder until those rights are canceled or modified by the taking of the proposed corporate action.

                             (c) A shareholder who does not demand payment by the date set in the dissenters' notice is not entitled to payment for his or her shares under this article.

                             (d)  A shareholder who demands payment under
                 subsection (a) may not thereafter withdraw that demand and accept the terms offered under the proposed corporate action unless the corporation shall consent thereto.




Section 10-2B-13.24. Share restrictions.

                             (a)  Within 20 days after making a formal
                 payment demand, each shareholder demanding payment shall submit the certificate or certificates representing his or her shares to the corporation for (1) notation thereon by the corporation that such demand has been made and (2) return to the shareholder by the corporation.

                             (b) The failure to submit his or her shares for notation shall, at the option of the corporation, terminate the shareholders' rights under this article unless a court of competent jurisdiction, for good and sufficient cause, shall otherwise direct.

                             (c) If shares represented by a certificate on which notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares.

                             (d) A transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

Section 10-2B-13.25. Offer of payment.

                             (a) As soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with Section 10-2B-13.23 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

                             (b)  The offer of payment must be accompanied
                 by:

                                  (1) The corporation's balance sheet as of
                 the end of a fiscal year ending not more than 16 months before the date of the offer, an income statement for that year, and the latest available interim financial statements, if any;

                                  (2) A statement of the corporation's
                 estimate of the fair value of the shares;

                                  (3) An explanation of how the interest was
                 calculated;

                                  (4) A statement of the dissenter's right to
                 demand payment under Section 10-2B-13.28; and

                                  (5) A copy of this article.

                             (c)  Each dissenter who agrees to accept the
                 corporation's offer of payment in full satisfaction of his or her demand must surrender to the corporation the certificate or certificates representing his or her shares in accordance with terms of the dissenters' notice. Upon receiving the certificate or certificates, the corporation shall pay each dissenter the fair value of his or her shares, plus accrued interest, as provided in subsection (a). Upon receiving payment, a dissenting shareholder ceases to have any interest in the shares.

Section 10-2B-13.26. Failure to take corporate action.

                             (a)  If the corporation does not take the
                 proposed action within 60 days after the date set for demanding payment, the corporation shall release the transfer restrictions imposed on shares.

                             (b) If, after releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 10-2B-13.22 and repeat the payment demand procedure.

Section 10-2B-13.27. Reserved.


Section 10-2B-13.28. Procedure if shareholder dissatisfied with offer of payment.

                             (a) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, or reject the corporation's offer under Section 10-2B-13.25 and demand payment of the fair value of his or her shares and interest due, if:

                                  (1) The dissenter believes that the amount
                 offered under Section 10-2B-13.25 is less than the fair value of his or her shares or that the interest due is incorrectly calculated;

                                  (2) The corporation fails to make an offer
                 under Section 10-2B-13.25 within 60 days after the date set for demanding payment; or

                                  (3) The corporation, having failed to take
                 the proposed action, does not release the transfer restrictions imposed on shares within 60 days after the date set for demanding payment.

                             (b)  A dissenter waives his or her right to
                 demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (a) within 30 days after the corporation offered payment for his or her shares.

Section 10-2B-13.30. Court action.

                             (a)  If a demand for payment under Section
                 10-2B-13.28 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

                             (b)  The corporation shall commence the
                 proceeding in the circuit court of the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

                             (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided under the Alabama Rules of Civil Procedure.

                             (d) After service is completed, the corporation shall deposit with the clerk of the court an amount sufficient to pay unsettled claims of all dissenters party to the action in an amount per share equal to its prior estimate of fair value, plus accrued interest, under
                 Section 10-2B-13.25.

                             (e) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

                             (f)  Each dissenter made a party to the
                 proceeding is entitled to judgment for the amount the court finds to be the fair value of his or her shares, plus accrued interest. If the court's determination as to the fair value of a dissenter's shares, plus accrued interest, is higher than the amount estimated by the corporation and deposited with the clerk of the court pursuant to subsection
                 (d), the corporation shall pay the excess to the dissenting shareholder. If the court's determination as to fair value, plus accrued interest, of a dissenter's shares is less than the amount estimated by the corporation and deposited with the clerk of the court pursuant to subsection (d), then the clerk shall return the balance of funds deposited, less any costs under Section 10-2B-13.31, to the corporation.

                             (g) Upon payment of the judgment, and surrender to the corporation of the certificate or certificates representing the appraised shares, a dissenting shareholder ceases to have any interest in the shares.

Section 10-2B-13.31. Court costs and counsel fees.

                             (a)  The court in an appraisal proceeding
                 commenced under Section 10-2B-13.30 shall determine all costs of the proceeding, including compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 10-2B-13.28.

                             (b) The court may also assess the reasonable fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable

                                  (1) Against the corporation and in favor of
                 any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 10-2B-13.20 through 10-2B-13.28; or

                                  (2) Against either the corporation or a
                 dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

                             (c)  If the court finds that the services of
                 counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

Section 10-2B-13.32. Status of shares after payment.

            Shares acquired by a corporation pursuant to payment of the agreed value therefor or to payment of the judgment entered therefor, as in this chapter provided, may be held and disposed of by such corporation as in the case of other treasury shares, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange may otherwise provide.

                             PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 20.  Indemnification of Directors and Officers.

     Consistent with Division E of Article 8 of the Alabama Business Corporation Act (the "ABCA"), Article 11 of South Alabama's Articles of Incorporation ("Article 11") provides that South Alabama will indemnify its directors and officers against reasonable expenses, judgments, fines and amounts paid in settlement in connection with any claim, action, suit or proceeding based on such person's status as a director or officer of the corporation, provided such person acted in good faith and in a manner reasonably believed to be in or, if not acting in such person's official capacity, not opposed to the best interests of South Alabama. With respect to a criminal action or proceeding, the director or officer must also have had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made in the case of an action by or in the right of the corporation against a director or officer where the director or officer has been adjudged to be liable to South Alabama, unless and only to the extent that the court in which such action or suit was brought or another court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

     Under Article 11, South Alabama may advance expenses in defending a civil or criminal claim, action, suit or proceeding to a director or officer seeking indemnification, provided such director or officer provides a written affirmation of a good faith belief that he has met the standard of conduct required under Article 11, and provided that such director or officer provides an undertaking as an unlimited general obligation by or on behalf of the director or officer to repay such amount if and to the extent that it shall be ultimately determined that he is not entitled to be indemnified by South Alabama. Furthermore, those responsible for making the determination of whether or not indemnification is proper must determine that the facts then known to them would not preclude indemnification under Article 11.

     Under Article 11, South Alabama may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of South Alabama, or is or was serving at the request of South Alabama as a director, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by him in any such capacity or arising out of his status as such, whether or not South Alabama had the power to indemnify such person against such liability under the provisions of
Article 11.

     Pursuant to a policy of liability insurance with St. Paul Mercury Insurance Company having a $4,000,000 directors' and officers' liability limit per year, the directors and officers of South Alabama are insured, subject to the limits, retentions, exceptions and other terms and conditions of the policy, against liability for any actual or alleged error, omission, act, misstatement, misleading statement or breach of duty actually or allegedly committed or attempted by a director or officer, or any matter claimed against a director or officer solely by reason of such persons being a director or officer of South Alabama. The policy also has a $2,000,000 Trust Errors and Omissions limit per year, wherein directors and officers are indemnified for any actual or alleged error, omission, act or breach of duty while acting solely in the capacity of (among other things) personal representative of an estate, trustee, conservator, attorney in fact, escrow agent, registrar, tax withholding agent, trustee under bond indenture, fiduciary under an employee benefit plan or trust or a trustee exercising any fiduciary powers permitted by law.


     Item 21.  Exhibits and Financial Statement Schedules.

     (a)  Exhibits:

                                   2.1  Agreement and Plan of Merger dated as
                    of April 5, 1999, is found at Appendix A to the Prospectus included in Part I hereof.

                                   3.1  Articles of Incorporation of SAB
                    Newco, Inc., filed as Exhibit B to South Alabama's Definitive Proxy Statement on Schedule 14A on November 15, 1996, are incorporated herein by reference.

                                   3.2  Certificate of Ownership and Merger
                    dated December 20, 1996, filed as Exhibit (4).2
                    to South Alabama's Form 10-K for the year 1996
                    (no. 0-15423), is incorporated herein by reference.

                                   3.3  Articles of Merger dated December 20,
                    1996, filed as Exhibit (3).1 to South Alabama's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (No. 0-15423), are incorporated herein by reference.

                                   3.4  Articles of Amendment to the Articles
                    of Incorporation of South Alabama Bancorporation, Inc., dated May 7, 1998, filed as Exhibit (3).1 to South Alabama's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998 (No. 0-15423), are incorporated herein by reference.

                                   3.5  Articles of Amendment to the Articles
                    of Incorporation of South Alabama Bancorporation, Inc., dated May 27, 1999.

                                   3.6  Bylaws of SAB Newco, Inc. filed as
                    Exhibit (3).3 to South Alabama's Form 10-K for the year 1996 (No. 0-15423), are incorporated herein by reference.

                                   4.1  Specimen of Common Stock Certificate,
                    filed as Exhibit 4.4 to South Alabama's Annual Report Form on 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.

                                   4.2  Articles of Incorporation of SAB
                    Newco, Inc., filed as Exhibit B to South Alabama's Definitive Proxy Statement on Schedule 14A on November 15, 1996, are incorporated herein by reference.

                                   4.3  Certificate of Ownership and Merger
                    dated December 20, 1996, filed as Exhibit (4).2
                    to South Alabama's Form 10-K for the year 1996
                    (no. 0-15423), is incorporated herein by reference.

                                   4.4  Articles of Merger dated December 20,
                    1996, filed as Exhibit (3).1 to South Alabama's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (No. 0-15423), are incorporated herein by reference.

                                   4.5  Articles of Amendment to the Articles
                    of Incorporation of South Alabama Bancorporation, Inc., dated May 7, 1998, filed as Exhibit (3).1 to South Alabama's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1998 (No. 0-15423), are incorporated herein by reference.

                                   4.6  Articles of Amendment to the Articles
                    of Incorporation of South Alabama Bancorporation, Inc., dated May 27, 1999, are filed as Exhibit 3.5 hereto.

                                   5.1  Opinion of Hand Arendall, L.L.C. re
                    legality dated July 1, 1999, is filed as Exhibit 5.1.

                                   8.1  Opinion of Hand Arendall, L.L.C. re
                    tax matters dated July 5, 1999, is filed as Exhibit 8.1.

                                   10.1 Lease, entered into March 11, 1986
                    between Dauphin 65 Partners, Ltd. and The Bank of Mobile, N.A, filed as Exhibit (10).3 to South Alabama's annual report on Form 10-K for the year 1986 (No. 0-15423), is incorporated herein by reference.

                                   10.2 Lease Renewal and Extension Agreement,
                    dated March 18, 1992, between Dauphin 65 Partners, Ltd. and The Bank of Mobile, filed as Exhibit (10).2 to South Alabama's annual report on Form 10-K for the year 1991 (No. 0-15423), is incorporated herein by reference.

                                   10.3 Lease, entered into June 21, 1994
                    between Staples-Pake Realty, Inc. and The Bank of Mobile, filed as Exhibit (10).3 to South Alabama's annual report on Form 10-K for the year 1994 (No. 0-15423), is incorporated herein by reference.

                                   10.4 Sublicense Agreement dated July 18,
                    1990, between National Commerce Bancorporation and The Bank of Mobile, N.A, filed as Exhibit (10).5 to South Alabama's annual report on Form 10-K for the year 1991 (No. 0-15423), is incorporated herein by reference.

                                   10.5 Stock Option Plan of Mobile National
                    Corporation, filed as Exhibit (10).3 to South Alabama's annual report on Form 10-K for the year 1985
                    (No. 0-15423), is incorporated herein by reference.

                                   10.6 The Bank of Mobile Retirement Plan
                    (Restated), dated September 12, 1990, filed as Exhibit
                    (10).8 to South Alabama's annual report on Form 10-K for the year 1991 (No.0-15423), is incorporated herein by reference.

                                   10.7 Contracts pursuant to Supplemental
                    Retirement Plan of The Bank of Mobile, N.A, effective January 1, 1988, filed as Exhibit (10).7 to South Alabama's annual report on Form 10-K for the year 1990
                    (No. 0-15423), are incorporated herein by reference.

                                   10.8 Restated Contracts pursuant to
                    Supplement Retirement Plan of The Bank of Mobile, dated April 1, 1992, filed as Exhibit (10).10 to South Alabama's Form 10-K for the year 1992 (No. 0-15423), is incorporated herein by reference.

                                   10.9 First National Bank Employees' Profit
                    Sharing Plan, as amended and restated effective
                    January 1, 1989, filed as Exhibit (10).12 to South Alabama's annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated by reference.

                                   10.10     First National Bank Employees'
                    Pension Plan, as amended and restated effective January 1, 1989, filed as Exhibit (10).13 to South Alabama's Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

                                   10.11     Split Dollar Insurance Agreements
                    of First National Bank, filed as Exhibit (10).15 to South Alabama's annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

                                   10.12     Deferred Compensation Agreements
                    of First National Bank, filed as Exhibit (10).16 to South Alabama's annual report on Form 10-K for the year 1993 (No. 0-15423), is incorporated herein by reference.

                                   10.13     South Alabama Bancorporation
                    1993 Incentive Compensation Plan dated October 19, 1993 as adopted by shareholders May 3, 1994 filed as Exhibit
                    (10).18 to South Alabama's form 10-K for the year 1994 (No. 0-15423), is incorporated herein by reference.

                                   10.14     Lease, entered into April 17,
                    1995 between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher and Augustine Meaher, III, and The Bank of Mobile, filed as Exhibit (10).1 to South Alabama's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

                                   10.15     Lease, entered into April 17,
                    1995 between Augustine Meaher, Jr. and Margaret L.
                    Meaher, and The Bank of Mobile, filed as Exhibit (10).2 to South Alabama's Form 10-Q for the Quarter ended June
                    30, 1995 (No. 0-15423), is incorporated herein by reference.

                                   10.16     Lease, entered into April 17,
                    1995 between Hermione McMahon Sellers (f/k/a Hermione McMahon Dempsey) a widow, William Michael Sellers, married, and Mary S. Burnett, married, and The Bank of Mobile, filed as Exhibit (10).3 to South Alabama's Form 10-Q for the Quarter ended June 30, 1995 (No. 0-15423), is incorporated herein by reference.

                                   10.17     Lease, entered into May 1, 1995
                    between Augustine Meaher, Jr., Robert H. Meaher individually and Executor of the Estate of R. Lloyd Hill, Joseph L. Meaher and Augustine Meaher, III, and The Bank of Mobile, filed as Exhibit (10).4 to South Alabama's Form 10-Q for the Quarter ended June 30, 1995
                    (No. 0-15423), is incorporated herein by reference.

                                   10.18     Change in Control Compensation
                    Agreement, dated as of November 14, 1995, between The Bank of Mobile and W. Bibb Lamar, Jr., filed as Exhibit
                    (10).24 to South Alabama's annual report on Form 10-K for the year 1995 (No. 0-15423) is incorporated herein by reference.

                                   10.19     Change in control Compensation
                    Agreement, dated as of November 20, 1995, between First National Bank, Brewton and J. Stephen Nelson, filed as Exhibit (10).25 to South Alabama's annual report on Form 10-K for the year 1995 (No. 0-15423), is incorporated herein by reference.

                                   10.20     Change in Control Compensation
                    Agreements, between The Bank of Mobile or First National Bank, Brewton and certain officers filed as Exhibit
                    (10).25 to South Alabama's annual report on Form 10-K for the year 1995 (No. 0-15423) is incorporated herein by reference.

                                   10.21     Monroe County Bank Profit
                    Sharing Plan, Amended and Restated January 1, 1989, filed as Exhibit (10).23 to South Alabama's annual report on Form 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.

                                   10.22     Monroe County Bank Pension Plan
                     as Amended and Restated January 1, 1989, filed as Exhibit (10).24 to South Alabama's annual report on Form 10-K for the year 1996 (No. 0-15423), is incorporated herein by reference.

                                   10.23     Agreement and Plan of Merger,
                     dated as of May 31, 1996, as amended and restated as of August 21, 1996, filed as Exhibit (2).2 to South Alabama's Registration Statement on Form S-4 filed on September 3, 1996 (No. 333-11305), is incorporated herein by reference.

                                   10.24     Amendment Number One to South
                     Alabama Bancorporation 1993 Incentive Compensation Plan, dated May 9, 1997, filed as Exhibit (10).28 to South Alabama's annual report on form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

                                   10.25     Change in Control Compensation
                     Agreement, dated as of March 31, 1997 between MCB and John B. Barnett, III, filed as Exhibit (10).29 to South Alabama's annual report on form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

                                   10.26     Change in Control Compensation
                     Agreement, dated as of March 31, 1997, between MCB and Haniel F. Croft, filed as Exhibit (10).30 to South Alabama's annual report on form 10-K for the year 1997 (No. 0-15423), is incorporated herein by reference.

                                   10.27     Agreement and Plan of Merger,
                     dated as of October 14, 1998, as amended by Mutual Waiver and Agreement dated as of March 25, 1998, between South Alabama, MCB and Peterman State Bank, filed as
                     Exhibit 2.1 to South Alabama's Registration Statement on Form S-4 filed on April 2, 1998 (No. 333-49203), is incorporated herein by reference.

                                   10.28     Amended and Restated Agreement
                     and Plan of Reorganization dated as of October 26, 1998, by and between South Alabama, and The Commercial National Bank of Dempolis, filed as Appendix A to South Alabama's Registration Statement on Form S-4/A filed on November
                     4, 1998 (No. 333-63701), is incorporated hereby by reference.

                                   10.29     Ground Lease Agreement, dated
                     March 31, 1999, by and between Northside, Ltd. and South Alabama Bank.

                                   10.30     Amendment Number Two to South
                     Alabama Bancorporation 1993 Incentive Compensation Plan.

                                   10.31     South Alabama Bancorporation
                     Employee Savings and Profit Sharing Plan.

                                   10.32     Agreement and Plan of Merger,
                     dated as of April 5, 1999, is found at Appendix A to the Prospectus which is included in Part I hereof.

                                   13.1 South Alabama's Annual Report on Form
                    10-K for the year ended December 31, 1998 (No. 0-15423), is incorporated herein by reference.

                                   13.2 South Alabama's Quarterly Report on
                    Form 10-Q for the quarter ended March 31, 1999
                    (No. 0-15423) is incorporated herein by reference.

                                   21.1 Subsidiaries of South Alabama
                    Bancorporation, Inc., filed as Exhibit (21).1 to South Alabama's annual report on form 10-K for the year ended December 31, 1998 (No. 0-15423), is incorporated herein by reference.

                                   23.1 Consent of Arthur Andersen LLP.

                                   23.2 Consent of McKean & Associates, P.A.

                                   23.3 Consent of Hand Arendall, L.L.C. is
                    included in its opinion re legality filed as Exhibit
                    5.1 hereto.

                                   23.4 Consent of Hand Arendall, L.L.C. is
                    included in its opinion re tax matters filed as Exhibit
                    8.1 hereto.

                                   23.5 Consent of Alex Sheshunoff & Co.
                    Investment Banking

                                   23.6 Consents of persons named to become
                    directors of South Alabama upon consummation of the Merger.

                                   99.1 Form of Proxy to be used at Sweet
                    Water State Bancshares, Inc. special meeting.

     (b)  Financial Statement Schedules:

               None.

     Item 22.  Undertakings.

                                   (a)  The undersigned Registrant hereby
                    furnishes the following undertakings required by Item 512 of Regulation S-K:


                                             (1)  The undersigned Registrant
                         hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
                         Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                             (2)  The undersigned Registrant
                         hereby undertakes as follows:

                                                       (i)  That prior to any
                              public re-offering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed to be underwriters, in addition to the information called for by other Items of the applicable forms.

                                                       (ii) That every
                              prospectus (a) that is filed pursuant to paragraph (2)(i) immediately preceding, or (b) that purports to meet the requirements of
                              Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                             (3)  Insofar as indemnification
                         for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                             (4)  The undersigned Registrant
                         hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered, to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   (b)  The undersigned Registrant hereby
                    undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                                   (c)  The undersigned Registrant hereby
                    undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, South Alabama has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mobile,
State of Alabama, on the    29th    day of   July   , 1999.


                              SOUTH ALABAMA BANCORPORATION, INC.



                                By:  /s/ W. Bibb Lamar, Jr.
                                     W. Bibb Lamar, Jr., President and
                                     Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the dates indicated below.



     Signatures                        Title                         Date


(1) Principal Executive Officer


/s/ W. Bibb Lamar, Jr.                 President and Chief           7/29/99
W. Bibb Lamar, Jr.                     Executive Officer



(2) & (3) Principal Financial and
     Accounting Officer


/s/ F. Michael Johnson                 Chief Financial Officer       7/29/99
F. Michael Johnson                     and Secretary


(4) Directors



*/s/ John B. Barnett, III              Director                      7/29/99
John B. Barnett, III



*/s/ Stephen G. Crawford               Director                      7/29/99
Stephen G. Crawford



*/s/ Haniel F. Croft                   Director                      7/29/99
Haniel F. Croft



                                       Director
David C. De Laney



                                       Director
Lowell J. Friedman



*/s/ Broox G. Garrett, Jr.             Director                      7/29/99
Broox G. Garrett, Jr.



                                       Director
W. Dwight Harrigan



                                       Director
James P. Hayes, Jr.



                                       Director
Clifton C. Inge



/s/ W. Bibb Lamar, Jr.                 Director                      7/29/99
W. Bibb Lamar, Jr.







                                       Director
Richard S. Manley



                                       Director
Kenneth R. McCartha



*/s/ Thomas E. McMillan, Jr.           Director                      7/29/99
Thomas E. McMillan, Jr.



                                       Director
J. Richard Miller, III



*/s/ Harris V. Morrissette             Director                      7/29/99
Harris V. Morrissette



*/s/ J. Stephen Nelson                 Director                      7/29/99
J. Stephen Nelson



*/s/ Paul D. Owens, Jr.                Director                      7/29/99
Paul D. Owens, Jr.



*/s/ Earl H. Weaver                    Director                      7/29/99
Earl H. Weaver



                                       Director
A. G. Westbrook



*By:  /s/ F. Michael Johnson                                         7/29/99
      F. Michael Johnson
      As Attorney-in-Fact

                          EXHIBIT INDEX




SEC Assigned
Exhibit
Number                Description of Exhibit                      Page No.

8.1                   Opinion of Hand Arendall, L.L.C. re tax
                      matters dated July 5, 1999



23.1                  Consent of Arthur Andersen LLP



23.2                  Consent of McKean & Associates, P.A.



23.5                  Consent of Alex Sheshunoff & Co.
                      Investment Banking



99.1                  Form of Proxy to be used at special meeting